Filed Pursuant to Rule 424(b)(4)
Registration No. 333-137660
PROSPECTUS
10,000,000 Shares
Altra Holdings, Inc.
Common Stock

          This is Altra Holdings, Inc.’s initial public offering of shares of its common stock. Altra Holdings, Inc. is selling 3,333,334 shares of common stock and Altra Holdings, Inc. stockholders are selling 6,666,666 shares of common stock.
          Prior to this offering, no public market existed for the shares. Our common stock has been approved for listing on The NASDAQ Global Market under the symbol “AIMC.”
          Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 10 of this prospectus.

	Per Share	Total

Public offering price	$13.50	$135,000,000
Underwriting discount	$.945	$9,450,000
Proceeds, before expenses, to Altra Holdings, Inc.	$12.555	$41,850,008
Proceeds, before expenses, to the selling stockholders	$12.555	$83,699,992
          The underwriters may also purchase up to an additional 1,500,000 shares of common stock from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
          The shares will be ready for delivery on or about December 20, 2006.

Merrill Lynch & Co.

Jefferies & Company

Robert W. Baird & Co.

Wachovia Securities

The date of this prospectus is December 14, 2006.

Altra Industrial Motion Representative Products

Electromagnetic Clutches & Brakes

Speed Reducers

Heavy Duty Clutch Brakes

Overrunning Clutches

Engineered Couplings

Linear Components

Engineered Bearings

Precision Couplings

Open Gearing

          You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY
          The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary is not complete and may not contain all of the information that may be important to you. You should read the entire prospectus, including the “Risk Factors” section and our consolidated financial statements and notes to those statements, before making an investment decision. In this prospectus, unless indicated otherwise, references to (i) the terms “the company,” “we,” “us” and “our” refer to Altra Holdings, Inc. and its subsidiaries, (ii) the terms “pro forma” or “on a pro forma basis,” when used to describe our operations, unless the context otherwise requires, refer to our operations after giving effect to the Other Transactions and the Hay Hall Acquisition after conversion into U.S. dollars at the assumed exchange rates described herein (each as defined under “Our Formation, Recent Acquisitions and Other Transactions”), as if they had occurred as of the applicable date for balance sheet purposes and the first day of the applicable period for results of operations purposes, (iii) any “fiscal” year refers to the twelve months ended on December 31 of such year, and (iv) “PTH,” “Colfax PT” or “Predecessor” refers to the power transmission business of Colfax Corporation, or Colfax, which is our accounting predecessor. For the definition of “EBITDA,” a reconciliation of EBITDA to a generally accepted accounting principle, or GAAP, measure, and information about the limitation of the use of these financial measures, see Note 3 in the Summary Consolidated Financial Data and Note 1 in the Selected Historical Financial and Other Data.
Our Company
          We are a leading global designer, producer and marketer of a wide range of mechanical power transmission, or MPT, and motion control products serving customers in a diverse group of industries, including energy, general industrial, material handling, mining, transportation and turf and garden. Our product portfolio includes industrial clutches and brakes, enclosed gear drives, open gearing, couplings, engineered bearing assemblies, linear components and other related products. Our products are used in a wide variety of high-volume manufacturing processes, where the reliability and accuracy of our products are critical in both avoiding costly down time and enhancing the overall efficiency of manufacturing operations. Our products are also used in non-manufacturing applications where product quality and reliability are especially critical, such as clutches and brakes for elevators, and residential and commercial lawnmowers. For the nine months ended September 29, 2006, we had net sales of $347.5 million, net income of $10.7 million and EBITDA of $46.9 million.
          We market our products under well recognized and established brands, many of which have been in existence for over 50 years. We believe many of our brands, when taken together with our brands in the same product category, achieved the number one or number two position in terms of consolidated market share and brand awareness in their respective product categories. Our products are either incorporated into products sold by original equipment manufacturers, or OEMs, sold to end users directly or sold through industrial distributors.
          We are led by a highly experienced management team that has established a proven track record of execution, successfully completing and integrating major strategic acquisitions and delivering significant growth in both revenue and profits. We employ a comprehensive business process called the Altra Business System, or ABS, which focuses on eliminating inefficiencies from every business process to improve quality, delivery and cost.
Our Industry
          Based on industry data supplied by Penton Information Services, we estimate that industrial power transmission products generated sales in the United States of approximately $30.3 billion in 2005. These products are used to generate, transmit, control and transform mechanical energy. The industrial power transmission industry can be divided into three areas: MPT products; motors and generators; and

adjustable speed drives. We compete primarily in the MPT area which, based on industry data, we estimate was a $15.7 billion market in the United States in 2005.
          The global MPT market is highly fragmented, with over 1,000 small manufacturers. While smaller companies tend to focus on regional niche markets with narrow product lines, larger companies that generate annual sales of over $100 million generally offer a much broader range of products and have global capabilities. The industry’s customer base is broadly diversified across many sectors of the economy and typically places a premium on factors such as quality, reliability, availability and design and application engineering support. We believe the most successful industry participants are those that leverage their distribution network, their products’ reputations for quality and reliability and their service and technical support capabilities to maintain attractive margins on products and gain market share.
Our Strengths
          Leading Market Shares and Brand Names. We believe we hold the number one or number two market position in key products across several of our core platforms. We are one of the leading manufacturers of industrial clutches and brakes in the world. We believe that over 50% of our sales are derived from products where we hold the number one or number two share and brand recognition, on a consolidated basis with our brands in the same product category, in the markets we serve.
          Large Installed Base Supporting Aftermarket Sales. With a history dating back to 1877 with the formation of Boston Gear, we believe we benefit from one of the largest installed customer bases in the industry which leads to significant aftermarket replacement demand creating a recurring revenue stream. For the nine months ended September 29, 2006, we estimate that approximately 43% of our revenues were derived from aftermarket sales.
          Diversified End-Markets. Our revenue base has balanced exposure across a diverse mix of end user industries, including energy, general industrial, material handling, mining, transportation and turf and garden, which helps mitigate the impact of business and economic cycles. In the first nine months of 2006, no single industry represented more than 10% of our total sales and approximately 29% of our sales were from outside North America.
          Strong Relationships with Distributors and OEMs. We have over 700 direct OEM customers and enjoy established, long-term relationships with the leading MPT industrial distributors, critical factors that contribute to our high base of recurring aftermarket revenues. We sell our products through more than 3,000 distributor outlets worldwide.
          Experienced, High-Caliber Management Team. We are led by a highly experienced management team with over 425 years of cumulative industrial business experience and an average of 14 years with our companies. Our CEO, Michael Hurt, has over 39 years of experience in the MPT industry, while COO Carl Christenson has over 25 years of experience.
          The Altra Business System. We benefit from an established culture of lean management emphasizing quality, delivery and cost through the ABS. ABS is at the core of our performance-driven culture and drives both our strategic development and operational improvements. We estimate that in the period from January 1, 2005 through June 30, 2006, ABS has enabled us to achieve savings of over $5 million through various initiatives.
          Proven Product Development Capabilities. Our extensive application engineering know-how drives both new and repeat sales. Our broad portfolio of products, knowledge and expertise across various MPT applications allows us to provide our customers customized solutions to meet their specific needs.

Our Business Strategy
          We intend to continue to increase our sales through organic growth, expand our geographic reach and product offering through strategic acquisitions and improve our profitability through cost reduction initiatives. We seek to achieve these objectives through the following strategies:

•	Leverage Our Sales and Distribution Network. We intend to continue to leverage our relationships with our distributors to gain shelf space, further integrate our recently acquired brands with our core brands and sell new products. We seek to capitalize on customer brand preference for our products to generate pull-through aftermarket demand from our distribution channel.

•	Focus our Strategic Marketing on New Growth Opportunities. Through a systematic process that leverages our core brands and products, we seek to identify attractive markets and product niches, collect customer and market data, identify market drivers, tailor product and service solutions to specific market and customer requirements and deploy resources to gain market share and drive future sales growth.

•	Accelerate New Product and Technology Development. We are highly focused on developing new products across our business in response to customer needs in various markets. In total, we expect new products developed by us during the past three years to generate approximately $40 million in revenues in 2006.

•	Capitalize on Growth and Sourcing Opportunities in the Asia-Pacific Market. We intend to leverage our established sales offices in China, Taiwan and Singapore, as well as add representation in Japan and South Korea. We also intend to expand our manufacturing presence in Asia beyond our current plant in Shenzhen, China. During 2005, we sourced approximately 12% of our purchases from low-cost countries, resulting in average cost reductions of approximately 40% for these products. We intend to utilize our sourcing office in Shanghai to significantly increase our current level of low-cost country sourced purchases. We may also consider opportunities to outsource some of our production from North American and Western European locations to Asia.

•	Continue to Improve Operational and Manufacturing Efficiencies through ABS. We believe we can continue to improve profitability through cost control, overhead rationalization, global process optimization, continued implementation of lean manufacturing techniques and strategic pricing initiatives. We have implemented these principles with our recent acquisitions of Hay Hall Holdings Limited and Bear Linear LLC and intend to apply such principles to future acquisitions.

•	Pursue Strategic Acquisitions that Complement our Strong Platform. Management believes that there may be a number of attractive potential acquisition candidates in the future, in part due to the fragmented nature of the industry. We plan to continue our disciplined pursuit of strategic acquisitions to accelerate our growth, enhance our industry leadership and create value.
Risks Related to Our Strategies
          You should also consider the many risks we face that could mitigate our competitive strengths and limit our ability to implement our business strategies, including:

•	if we are unable to address technological advances, or introduce new or improved products to meet customer needs, we may be unable to maintain or enhance our competitive positions with customers and distributors;

•	if we are unable to continue to effectively implement our ABS operating plan, outsource parts and manufacturing from low cost countries, or introduce new cost effective manufacturing techniques, we may not continue to achieve cost savings;

•	our ability to improve or sustain operating margins as a result of cost-savings may be further impacted by cost increases in raw materials to the extent we are unable to offset any such cost increases with price increases on a timely basis;

•	in the past, we have grown through acquisitions and we may be unable to identify attractive acquisition candidates, successfully integrate acquired operations or realize the intended benefits of our acquisitions; and

•	as we expand our international operations we may be further subjected to risks not present in the U.S. markets such as foreign and U.S. government regulations and restrictions, tariffs and other trade barriers, foreign exchange risks and other risks related to political, economic and social instability.
          Investing in our common stock involves significant risks. Our ability to attain our objectives depends upon our success in addressing risks relating to our business and the industries we serve. You should carefully consider all of the information set forth in this prospectus, including the specific factors set forth under “Risk Factors,” before deciding whether to invest in our common stock.
Our Formation, Recent Acquisitions and Other Transactions
          The PTH Acquisition. On November 30, 2004, we acquired our original core business through the acquisition of Power Transmission Holding LLC, or PTH, from Warner Electric Holding, Inc., a wholly-owned subsidiary of Colfax Corporation, for $180.0 million in cash. PTH was organized in June 2004 to be the holding company for a group of companies comprising the power transmission business of Colfax Corporation. We refer to our acquisition of PTH as the “PTH Acquisition.”
          The Kilian Transactions. On October 22, 2004, The Kilian Company, or Kilian, a company formed at the direction of Genstar Capital LLC, or Genstar Capital, our principal equity sponsor, acquired Kilian Manufacturing Corporation from Timken U.S. Corporation for $8.8 million in cash and the assumption of $12.2 million of debt. At the completion of the PTH Acquisition, (i) all of the outstanding shares of Kilian capital stock were exchanged for approximately $8.8 million of shares of our capital stock and Kilian and its subsidiaries were transferred to our wholly owned subsidiary, Altra Industrial Motion, Inc., or Altra Industrial, and (ii) all outstanding debt of Kilian was retired with a portion of the proceeds of the sale of Altra Industrial’s 9.0% senior secured notes due 2011, or the 9% senior secured notes. We refer to the acquisition of Kilian Manufacturing Corporation and issuance of the 9% senior secured notes as the “Kilian Transactions.” See “Description of Indebtedness.”
          The Hay Hall Acquisition. On February 10, 2006, we acquired all of the outstanding share capital of Hay Hall Holdings Limited, or Hay Hall, for $50.3 million in cash. Hay Hall and its subsidiaries became our indirect wholly owned subsidiaries. We refer to our acquisition of Hay Hall as the “Hay Hall Acquisition.”
          In connection with our acquisition of Hay Hall, Altra Industrial issued £33.0 million of 11 1/4% senior notes due 2013, which we refer to as the “Other Transactions.” See “Description of Indebtedness.”
          The Bear Linear Acquisition. On May 18, 2006, Altra Industrial acquired substantially all of the assets of Bear Linear LLC, or Bear Linear, for $5.0 million in cash. Approximately $3.5 million was paid at closing and the remaining $1.5 million is payable over the next two and a half years. Bear Linear manufactures high value-added linear actuators for mobile off-highway and industrial applications.
Our Corporate Information
          We are a holding company and conduct our operations through Altra Industrial and its subsidiaries. We were incorporated in Delaware in 2004. Our principal executive offices are located at 14 Hayward Street, Quincy, Massachusetts 02171. Our telephone number is (617) 328-3300. Our website is located at www.altramotion.com. The information appearing on our website is not part of, and is not incorporated into, this prospectus.

Corporate Structure
We are Altra Industrial’s parent company and own 100% of Altra Industrial’s outstanding capital stock. Altra Industrial, directly or indirectly, owns 100% of the capital stock of its 44 subsidiaries. The following chart illustrates a summary of our corporate structure:
Our Principal Equity Sponsor
Genstar Capital, LLC, formed in 1988 and based in San Francisco, is a private equity firm that makes investments in high-quality, middle-market companies. Genstar Capital works in partnership with management as an advisor to us to create long-term value for our stockholders. Genstar Capital has over $900 million of committed capital under management and significant experience investing with a focus on life sciences, business services and industrial technology. Current portfolio companies include American Pacific Enterprises LLC, Andros Incorporated, AXIA Health Management LLC, Fort Dearborn Company, Harlan Sprague Dawley, Inc., INSTALLS inc, LLC, North American Construction Group, OnCURE Medical Corp., Panolam Industries International, Inc., PRA International, Inc. (NASDAQ: PRAI), Propex Inc. and Woods Equipment Company. Genstar Capital’s strategy is to make control-oriented investments and acquire companies with $100 million to $1 billion in annual revenues in a variety of growth, buyout, recapitalization and consolidation transactions.
Currently, Genstar Capital Partners III, L.P. and Stargen III, L.P., which are entities controlled by Genstar Capital, own 25,985,000 shares of our convertible preferred stock. Immediately prior to the consummation of our initial public offering, these shares will convert into 12,992,501 shares of our common stock, representing 65.8% of our issued and outstanding shares. Entities controlled by Genstar Capital will sell 4,997,998 shares of our common stock in this offering, plus an additional 935,803 shares of our common stock if the underwriters exercise their over-allotment option in full. Entities controlled by Genstar Capital will beneficially own 34.6% of our common stock after the offering, or 30.6% if the underwriters exercise their over-allotment option in full.
Trademarks
Warner Electric, Boston Gear, Kilian Manufacturing, Nuttall Gear, Ameridrives, Wichita Clutch, Formsprag Clutch, Bibby Transmissions, Stieber, Matrix International, Inertia Dynamics, Twiflex Limited, Industrial Clutch, Huco Dynatork, Marland Clutch, Delroyd Worm Gear, Bear Linear and Saftek are some of our proprietary brand names and trademarks that appear in this prospectus. All other trademarks appearing in this prospectus are the property of their respective holders.

The Offering

Common Stock offered by Altra Holdings, Inc	3,333,334 shares

Common Stock to be offered by the selling stockholders	6,666,666 shares. Of these shares, 280,527 shares will be sold by certain of our directors and executive officers, including our Chief Executive Officer and our Chief Financial Officer. See “Principal and Selling Stockholders.”

Shares outstanding after the offering	23,087,591 shares

Use of proceeds	We estimate our net proceeds from this offering without exercise of the over-allotment option will be approximately $36.9 million. We intend to use these proceeds to repay a portion of our outstanding indebtedness and for general working capital. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Dividend policy	We do not currently intend to pay cash dividends on shares of our common stock.

NASDAQ symbol	“AIMC”
          The number of shares of our common stock outstanding after the offering excludes shares available for issuance under future option grants under our equity incentive plan but includes restricted shares of our common stock for which the restrictions have not yet lapsed based on employee service. Unless we indicate otherwise, all information in this prospectus assumes the underwriters do not exercise their option to purchase from the selling stockholders up to 1,500,000 shares of our common stock to cover over-allotments.
          All references to our common stock and per share amounts give effect to the two for one reverse stock split effected on December 11, 2006 and assumes the conversion of all of our outstanding preferred stock. Our preferred stock will automatically convert into shares of common stock on the effective date of this offering on a one share of common stock for every two shares of preferred stock outstanding basis.

Summary Consolidated Financial Data

			Pro Forma(1)			Altra Holdings, Inc.	Predecessor

	Historical				Combined
				Twelve	Twelve
	Nine Months	Twelve	Nine Months	Months	Months	Period from	Eleven	Twelve
	Ended	Months	Ended	Ended	Ended	December 1, 2004	Months	Months
	September 29,	Ended	September 29,	December 31,	December 31,	Through	Ended	Ended
	2006	December 31,	2006	2005	2004(2)	December 31,	November 30,	December 31,
	(Unaudited)	2005	(Unaudited)	(Unaudited)	(Unaudited)	2004	2004	2003

	(in thousands)
Statement of Operations Data:
Net sales	$347,511	$363,465	$354,457	$426,446	$303,662	$28,625	$275,037	$266,863
Cost of sales	252,959	271,952	255,771	307,106	233,100	23,847	209,253	207,941

Gross profit	94,552	91,513	98,686	119,340	70,562	4,778	65,784	58,922
Selling, general and administrative expenses	57,364	61,480	59,052	89,477	54,294	8,973	45,321	49,513
Research and development expenses	3,807	4,683	—	—	4,325	378	3,947	3,455
Gain on curtailment of post-retirement benefit plan	(3,838)	—	—	—	—	—	—	—
(Gain) on sale of assets	—	—	—	—	(1,300)	—	(1,300)	—
Restructuring charge, asset impairment and transition expenses	—	—	—	—	947	—	947	11,085

Income (loss) from operations	37,219	25,350	39,634	29,863	12,296	(4,573)	16,869	(5,131)
Net income (loss)	$10,693	$2,504	$11,649	$1,042	$1,002	$(5,893)	$6,895	$(9,306)

Other Financial Data:
EBITDA(3)(4)	$46,883	$36,900	$49,495	$44,470	$19,141	$(3,654)	$22,795	$3,057
Depreciation and amortization	10,311	11,533	10,508	14,395	6,993	919	6,074	8,653
Capital expenditures	6,133	6,199	6,133	7,437	3,778	289	3,489	5,294

	Altra Holdings, Inc.

	September 29,	December 31,
	2006
	(Unaudited)	2005	2004

	(in thousands)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$5,760	$10,060	$4,729
Working capital(5)	80,336	52,863	57,571
Total assets	374,084	297,691	299,387
Total debt	229,327	173,760	173,851
Convertible preferred stock and other long-term liabilities	72,676	71,622	76,665

(1)	The term “Pro forma” refers to our operations after giving effect to the Other Transactions and the Hay Hall Acquisition after conversion into U.S. dollars at the assumed exchange rates described herein (each as described under “Our Formation, Recent Acquisitions and Other Transactions”),

as if they had occurred as of the applicable date for balance sheet purposes and the first day of the applicable period for results of operations purposes.

(2)	The combined results were prepared by adding the results of Altra from December 1 to December 31, 2004 to those from our Predecessor for the 11 month period ending November 31, 2004. This presentation is not in accordance with GAAP. The primary differences between our Predecessor and the successor entity are the inclusion of Kilian in the successor and the successor’s book basis has been stepped up to fair value such that the successor has additional depreciation, amortization and financing costs. The results of Kilian are included in Altra for the period from December 1, 2004 through December 31, 2004. Management believes that this combined basis presentation provides useful information for our investors in the comparison to Predecessor trends and operating results. The combined results are not necessarily indicative of what our results of operations may have been if the PTH Acquisition and Kilian Transactions had been consummated earlier, nor should they be construed as being a representation of our future results of operations.

(3)	EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA is used by us as a performance measure. Management believes that EBITDA provides relevant information for our investors because it is useful for trending, analyzing and benchmarking the performance and value of our business. Management also believes that EBITDA is useful in assessing current performance compared with the historical performance of our Predecessor because significant line items within our income statements such as depreciation, amortization and interest expense were significantly impacted by the PTH Acquisition. Internally, EBITDA is used as a financial measure to assess the operating performance and is an important measure in our incentive compensation plans. EBITDA has important limitations, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. For example, EBITDA does not reflect:

•	cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	changes in, or cash requirements for, working capital needs;

•	the significant interest expense, or the cash requirements necessary to service interest or principal payments, on debts;

•	tax distributions that would represent a reduction in cash available to us; and

•	any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
          The following unaudited table is a reconciliation of our net income to EBITDA (in thousands):

	Historical		Pro Forma			Altra Holdings, Inc.	Predecessor
					Combined
	Nine	Twelve	Nine	Twelve	Twelve	Period from	Eleven	Twelve
	Months	Months	Months	Months	Months	December 1,	Months	Months
	Ended	Ended	Ended	Ended	Ended	2004 through	Ended	Ended
	September 29,	December 31,	September 29,	December 31,	December 31,	December 31,	November 30,	December 31,
	2006	2005	2006	2005	2004	2004	2004	2003

Net income (loss)	$10,693	$2,504	$11,649	$1,042	$1,002	$(5,893)	$6,895	$(9,306)
Adjustments:
Provision (benefit) for income taxes	6,497	3,349	7,135	2,497	5,240	(292)	5,532	(1,658)
Interest expense, net	19,382	19,514	20,203	26,536	5,906	1,612	4,294	5,368
Depreciation and amortization	10,311	11,533	10,508	14,395	6,993	919	6,074	8,653

EBITDA	46,883	36,900	49,495	44,470	19,141	(3,654)	22,795	3,057

          EBITDA is not a recognized measurement under GAAP, and when analyzing our operating performance, you should use EBITDA in addition to, and not as an alternative for, income (loss) from operations and net income (loss) (as determined in accordance with GAAP). Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. The amounts shown for EBITDA also differ from the amounts calculated under similarly titled definitions in our debt instruments, which are further adjusted to reflect certain other cash and non-cash charges and are used to determine compliance with financial covenants and our ability to engage in certain activities, such as incurring additional debt and making certain restricted payments.
          To compensate for the limitations of EBITDA, we utilize several GAAP measures to review our performance. These GAAP measures include, but are not limited to, net income (loss), income (loss) from operations, cash provided by (used in) operations, cash provided by (used in) investing activities and cash provided by (used in) financing activities. These important GAAP measures allow management to, among other things, review and understand our use of cash from period to period, compare our operations with competitors on a consistent basis and understand the revenues and expenses matched to each other for the applicable reporting period. We believe that the use of these GAAP measures, supplemented by the use of EBITDA, allows us to have a greater understanding of our performance and allows us to adapt to changing trends and business opportunities.

(4)	Includes expenses relating to non-cash inventory step-up costs, management fees and transaction expenses associated with acquisitions which, if subtracted out, would result in a higher EBITDA. Inventory step-up costs accounted for $2.3 million, $1.7 million and $1.7 million, respectively, for the nine months ended September 29, 2006, the twelve months ended December 31, 2005 and the Combined Twelve Months Ended December 31, 2004. Management fees consisted of $0.8 million, $1.0 million and $0.1 million, respectively, for the nine months ended September 29, 2006, the twelve months ended December 31, 2005 and the Combined Twelve Months Ended December 31, 2004. Transaction fees and expenses associated with acquisitions accounted for $1.0 million and $4.4 million, respectively, for the nine months ended September 29, 2006 and the Combined Twelve Months Ended December 31, 2004.

(5)	Working capital consists of total current assets less total current liabilities.

RISK FACTORS
          Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including our financial statements and the related notes, before investing in our common stock. If any of the following risks materialize, our business, financial condition or results of operations could be materially harmed. In that case, the trading price of our common stock could decline significantly and you could lose some or all of your investment.
Risks Related to Our Business

We operate in the highly competitive mechanical power transmission industry and if we are not able to compete successfully our business may be significantly harmed.
          We operate in highly fragmented and very competitive markets in the MPT industry. Some of our competitors have achieved substantially more market penetration in certain of the markets in which we operate, such as helical gear drives and couplings, and some of our competitors are larger than us and have greater financial and other resources. With respect to certain of our products, we compete with divisions of our OEM customers. Competition in our business lines is based on a number of considerations, including quality, reliability, pricing, availability and design and application engineering support. Our customers increasingly demand a broad product range, and we must continue to develop our expertise in order to manufacture and market these products successfully. To remain competitive, we will need to invest regularly in manufacturing, customer service and support, marketing, sales, research and development and intellectual property protection. In the future we may not have sufficient resources to continue to make such investments and may not be able to maintain our competitive position within each of the markets we serve. We may have to adjust the prices of some of our products to stay competitive.
          Additionally, some of our larger, more sophisticated customers are attempting to reduce the number of vendors from which they purchase in order to increase their efficiency. If we are not selected to become one of these preferred providers, we may lose market share in some of the markets in which we compete.
          There is substantial and continuing pressure on major OEMs and larger distributors to reduce costs, including the cost of products purchased from outside suppliers such as us. As a result of cost pressures from our customers, our ability to compete depends in part on our ability to generate production cost savings and, in turn, find reliable, cost effective outside suppliers to source components or manufacture our products. If we are unable to generate sufficient cost savings in the future to offset price reductions, then our gross margin could be materially adversely affected.

Changes in general economic conditions or the cyclical nature of our markets could harm our operations and financial performance.
          Our financial performance depends, in large part, on conditions in the markets that we serve and on the U.S. and global economies in general. Some of the markets we serve are highly cyclical, such as the metals, mining, industrial equipment and energy markets. In addition, these markets may experience cyclical downturns. The present uncertain economic environment may result in significant quarter-to-quarter variability in our performance. Any sustained weakness in demand or continued downturn or uncertainty in the economy generally would further reduce our sales and profitability.

We rely on independent distributors and the loss of these distributors could adversely affect our business.
          In addition to our direct sales force and manufacturer sales representatives, we depend on the services of independent distributors to sell our products and provide service and aftermarket support to our customers. We support an extensive distribution network, with over 3,000 distributor locations worldwide. Rather than serving as passive conduits for delivery of product, our independent distributors are active participants in the overall competitive dynamics in the MPT industry. During the nine months ended

September 29, 2006, approximately 35% of our net sales were generated through independent distributors. In particular, sales through our largest distributor accounted for approximately 8% of our net sales for the nine months ended September 29, 2006. Almost all of the distributors with whom we transact business offer competitive products and services to our customers. In addition, the distribution agreements we have are typically non-exclusive and cancelable by the distributor after a short notice period. The loss of any major distributor or a substantial number of smaller distributors or an increase in the distributors’ sales of our competitors’ products to our customers could materially reduce our sales and profits.

We must continue to invest in new technologies and manufacturing techniques; however, our ability to develop or adapt to changing technology and manufacturing techniques is uncertain and our failure to do so could place us at a competitive disadvantage.
          The successful implementation of our business strategy requires us to continuously invest in new technologies and manufacturing techniques to evolve our existing products and introduce new products to meet our customers’ needs in the industries we serve and want to serve. For example, motion control products offer more precise positioning and control compared to industrial clutches and brakes. If manufacturing processes are developed to make motion control products more price competitive and less complicated to operate, our customers may decrease their purchases of MPT products.
          Our products are characterized by performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. If we fail to invest in improvements to our technology and manufacturing techniques to meet these requirements, our business could be at risk. We believe that our customers rigorously evaluate their suppliers on the basis of a number of factors, including:

•	product quality and availability;

•	price competitiveness;

•	technical expertise and development capability;

•	reliability and timeliness of delivery;

•	product design capability;

•	manufacturing expertise; and

•	sales support and customer service.
          Our success depends on our ability to invest in new technologies and manufacturing techniques to continue to meet our customers’ changing demands with respect to the above factors. We may not be able to make required capital expenditures and, even if we do so, we may be unsuccessful in addressing technological advances or introducing new products necessary to remain competitive within our markets. Furthermore, our own technological developments may not be able to produce a sustainable competitive advantage.

Our operations are subject to international risks that could affect our operating results.
          Our net sales outside North America represented approximately 29% of our total net sales for the nine months ended September 29, 2006 and we expect these sales to increase in the future due to the Hay Hall Acquisition. In addition, we sell products to domestic customers for use in their products sold overseas. Our business is subject to risks associated with doing business internationally, and our future results could be materially adversely affected by a variety of factors, including:

•	fluctuations in currency exchange rates;

•	exchange rate controls;

•	tariffs or other trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	interest rates;

•	unexpected changes in regulatory requirements;

•	changes in foreign intellectual property law;

•	differing labor regulations;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in various jurisdictions;

•	potential political instability and the actions of foreign governments; and

•	restrictions on our ability to repatriate dividends from our subsidiaries.
          As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could materially adversely affect our international operations and, consequently, our operating results.

Our operations depend on production facilities throughout the world, many of which are located outside the United States and are subject to increased risks of disrupted production causing delays in shipments and loss of customers and revenue.
          We operate businesses with manufacturing facilities worldwide, many of which are located outside the United States including in Canada, China, France, Germany, England and Scotland. Serving a global customer base requires that we place more production in emerging markets to capitalize on market opportunities and cost efficiencies. Our international production facilities and operations could be disrupted by a natural disaster, labor strike, war, political unrest, terrorist activity or public health concerns, particularly in emerging countries that are not well-equipped to handle such occurrences.

Material weaknesses in our internal controls over financial reporting have been identified which could result in a decrease in the value of our common stock.
          In connection with their audit of our fiscal 2005 financial statements, our independent auditors expressed concerns that as of the date of their opinion we were unable to report accurate financial information in a timely manner due to resource limitations of our corporate financial staffing and the impact of this limitation on our ability to timely report our financial information. Based upon the timely financial reporting required of a public company, the outside auditors informed senior management and the Audit Committee of our Board of Directors that they believe this is a material weakness in our internal controls. We have actively taken steps to address this material weakness. These steps include the recent hiring of a Director of Internal Audit and Securities and Exchange Commission Manager, or SEC Manager and our prior hiring of a Corporate Controller, Director of Taxation and a Corporate Accountant. We believe that with the addition of these resources we should be able to deliver financial information on a timely basis.
          However, we cannot assure you that our efforts to correct this identified material weakness will be successful or that we will not have other weaknesses in the future. If we fail to correct the existing material weaknesses or have material weaknesses in the future, it could affect the financial results that we report or create a perception that those financial results do not accurately state our financial condition or results of operations. Either of those events could have an adverse effect on the value of our common stock.

If we are unable to complete our assessment as to the adequacy of our internal controls over financial reporting as of December 31, 2007 as required by Section 404 of the Sarbanes-Oxley Act of 2002, or if material weaknesses are identified and reported, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of your investment.
          As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission, or SEC, adopted rules requiring public companies to include in their annual reports on Form 10-K a report of management on the company’s internal controls over financial reporting, including management’s assessment of the effectiveness of the company’s internal controls over financial reporting as of the company’s fiscal year end. In addition, the accounting firm auditing a public company’s financial statements must also attest to, and report on, management’s assessment of the effectiveness of the company’s internal controls over financial reporting as well as the operating effectiveness of the company’s internal controls. While we will expend significant resources in developing the necessary documentation and testing procedures, fiscal 2007 will be the first year for which we must complete the assessment and undergo the attestation process required by Section 404 and there is a risk that we may not comply with all of its requirements, considering the material weakness related to our financial staffing. If we do not timely complete our assessment or if our internal controls are not designed or operating effectively as required by Section 404, our independent auditors may either disclaim an opinion as it relates to management’s assessment of the effectiveness of its internal controls or may issue a qualified opinion on the effectiveness of our internal controls. It is possible that material weaknesses in our internal controls could be found. If we are unable to remediate any material weaknesses by December 31, 2007, our independent auditors would be required to issue an adverse opinion on our internal controls. If our independent auditors disclaim an opinion as to the effectiveness of our internal controls or if they render an adverse opinion due to material weaknesses in our internal controls, then investors may lose confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and make it more difficult for us to raise capital in the future.

We rely on estimated forecasts of our OEM customers’ needs, and inaccuracies in such forecasts could materially adversely affect our business.
          We generally sell our products pursuant to individual purchase orders instead of under long-term purchase commitments. Therefore, we rely on estimated demand forecasts, based upon input from our customers, to determine how much material to purchase and product to manufacture. Because our sales are based on purchase orders, our customers may cancel, delay or otherwise modify their purchase commitments with little or no consequence to them and with little or no notice to us. For these reasons, we generally have limited visibility regarding our customers’ actual product needs. The quantities or timing required by our customers for our products could vary significantly. Whether in response to changes affecting the industry or a customer’s specific business pressures, any cancellation, delay or other modification in our customers’ orders could significantly reduce our revenue, impact our working capital, cause our operating results to fluctuate from period to period and make it more difficult for us to predict our revenue. In the event of a cancellation or reduction of an order, we may not have enough time to reduce operating expenses to minimize the effect of the lost revenue on our business and we may purchase too much inventory and spend more capital than expected.

The materials used to produce our products are subject to price fluctuations that could increase costs of production and adversely affect our profitability.
          The materials used to produce our products, especially copper and steel, are sourced on a global or regional basis and the prices of those materials are susceptible to price fluctuations due to supply and demand trends, transportation costs, government regulations and tariffs, changes in currency exchange rates, price controls, the economic climate and other unforeseen circumstances. As of the nine months ended September 29, 2006, approximately 54% of our cost of goods sold consisted of the purchase of raw materials required for our manufacturing processes. From the first quarter of 2004 to the first quarter of 2006, the average price of copper and steel has increased approximately 84% and 46%, respectively. If we are unable to continue to pass a substantial portion of such price increases on to our customers on a timely basis, our future profitability may be materially and adversely affected. In addition, passing through these costs to our customers may also limit our ability to increase our prices in the future.

We face potential product liability claims relating to products we manufacture or distribute, which could result in our having to expend significant time and expense to defend these claims and to pay material claims or settlement amounts.
          We face a business risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in injury or other adverse effects. We currently have several product liability claims against us with respect to our products. Although we currently maintain product liability insurance coverage, we may not be able to obtain such insurance on acceptable terms in the future, if at all, or obtain insurance that will provide adequate coverage against potential claims. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for long periods of time, regardless of the ultimate outcome. An unsuccessful product liability defense could have a material adverse effect on our business, financial condition, results of operations or our ability to make payments under our debt obligations when due. In addition, we believe our business depends on the strong brand reputation we have developed. In the event that our reputation is damaged, we may face difficulty in maintaining our pricing positions with respect to some of our products, which would reduce our sales and profitability.

We may be subject to work stoppages at our facilities, or our customers may be subjected to work stoppages, which could seriously impact our operations and the profitability of our business.
          As of September 29, 2006, we had approximately 2,600 full time employees, of whom approximately 43% were employed abroad. Approximately 300 of our North American employees and 45 of our employees in Scotland are represented by labor unions. In addition, our employees in Europe are generally represented by local and national social works councils that hold discussions with employer industry associations regarding wage and work issues every two to three years. Our European facilities, particularly those in France and Germany, may participate in such discussions and be subject to any agreements reached with employees.
          Our four U.S. collective bargaining agreements will expire on August 10, 2007, September 19, 2007, June 2, 2008 and February 1, 2009. Our union agreement in Scotland expires on March 31, 2007. We may be unable to renew these agreements on terms that are satisfactory to us, if at all. In addition, two of our four U.S. collective bargaining agreements contain provisions for additional, potentially significant, lump-sum severance payments to all employees covered by the agreements who are terminated as the result of a plant closing.
          If our unionized workers or those represented by a works council were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations. Such disruption could interfere with our ability to deliver products on a timely basis and could have other negative effects, including decreased productivity and increased labor costs. In addition, if a greater percentage of our work force becomes unionized, our business and financial results could be materially adversely affected. Many of our direct and indirect customers have unionized work forces. Strikes, work stoppages or slowdowns experienced by these customers or their suppliers could result in slowdowns or closures of assembly plants where our products are used and could cause cancellation of purchase orders with us or otherwise result in reduced revenues from these customers.

Changes in employment laws could increase our costs and may adversely affect our business.
          Various federal, state and international labor laws govern our relationship with employees and affect operating costs. These laws include minimum wage requirements, overtime, unemployment tax rates, workers’ compensation rates paid, leaves of absence, mandated health and other benefits, and citizenship requirements. Significant additional government-imposed increases or new requirements in these areas could materially affect our business, financial condition, operating results or cash flow.
          In the event our employee-related costs rise significantly, we may have to curtail the number of our employees or shut down certain manufacturing facilities. Any such actions would be not only costly but could also materially adversely affect our business.

We depend on the services of key executives, the loss of whom could materially harm our business.
          Our senior executives are important to our success because they are instrumental in setting our strategic direction, operating our business, maintaining and expanding relationships with distributors, identifying, recruiting and training key personnel, identifying expansion opportunities and arranging necessary financing. Losing the services of any of these individuals could adversely affect our business until a suitable replacement could be found. We believe that our senior executives could not easily be replaced with executives of equal experience and capabilities. Although we have entered into employment agreements with certain of our key domestic executives, we cannot prevent our key executives from terminating their employment with us. We do not maintain key person life insurance policies on any of our executives.

If we lose certain of our key sales, marketing or engineering personnel, our business may be adversely affected.
          Our success depends on our ability to recruit, retain and motivate highly skilled sales, marketing and engineering personnel. Competition for these persons in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new customers, develop new products and provide acceptable levels of customer service could suffer. If certain of these key personnel were to terminate their employment with us, we may experience difficulty replacing them, and our business could be harmed.

We are subject to environmental laws that could impose significant costs on us and the failure to comply with such laws could subject us to sanctions and material fines and expenses.
          We are subject to a variety of federal, state, local, foreign and provincial environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances and wastes and the responsibility to investigate and cleanup contaminated sites that are or were owned, leased, operated or used by us or our predecessors. Some of these laws and regulations require us to obtain permits, which contain terms and conditions that impose limitations on our ability to emit and discharge hazardous materials into the environment and periodically may be subject to modification, renewal and revocation by issuing authorities. Fines and penalties may be imposed for non-compliance with applicable environmental laws and regulations and the failure to have or to comply with the terms and conditions of required permits. From time to time our operations may not be in full compliance with the terms and conditions of our permits. We periodically review our procedures and policies for compliance with environmental laws and requirements. We believe that our operations generally are in material compliance with applicable environmental laws, requirements and permits and that any lapses in compliance would not be expected to result in us incurring material liability or cost to achieve compliance. Historically, the costs of achieving and maintaining compliance with environmental laws, and requirements and permits have not been material; however, the operation of manufacturing plants entails risks in these areas, and a failure by us to comply with applicable environmental laws, regulations, or permits could result in civil or criminal fines, penalties, enforcement actions, third party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup, or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions. Moreover, if applicable environmental laws and regulations, or the interpretation or enforcement thereof, become more stringent in the future, we could incur capital or operating costs beyond those currently anticipated.

          Certain environmental laws in the United States, such as the federal Superfund law and similar state laws, impose liability for the cost of investigation or remediation of contaminated sites upon the current or, in some cases, the former site owners or operators and upon parties who arranged for the disposal of wastes or transported or sent those wastes to an off-site facility for treatment or disposal, regardless of when the release of hazardous substances occurred or the lawfulness of the activities giving rise to the release. Such liability can be imposed without regard to fault and, under certain circumstances, can be joint and several, resulting in one party being held responsible for the entire obligation. As a practical matter, however, the costs of investigation and remediation generally are allocated among the viable responsible parties on some form of equitable basis. Liability also may include damages to natural resources. We are not listed as a potentially responsible party in connection with any sites we currently or formerly owned or operated or any off-site waste disposal facility. There is contamination at some of our current facilities, primarily related to historical operations at those sites, for which we could be liable under these environmental laws. The potential for contamination exists due to historic activities at our other current or former sites. We currently are not undertaking any remediation or investigations and our costs or liability in connection with potential contamination conditions at our facilities cannot be predicted at this time because the potential existence of contamination has not been investigated or not enough is known about the environmental conditions or likely remedial requirements. Currently, other parties with contractual liability are addressing or have plans or obligations to address those contamination conditions that may pose a material risk to human health, safety or the environment. In addition, while we attempt to evaluate the risk of liability at the time we acquire them, there may be environmental conditions currently unknown to us relating to our prior, existing or future sites or operations or those of predecessor companies whose liabilities we may have assumed or acquired which could have a material adverse effect on our business.
          We are being indemnified, or expect to be indemnified by third parties subject to certain caps or limitations on the indemnification, for certain environmental costs and liabilities. Accordingly, based on the indemnification and the experience with similar sites of the environmental consultants who we have hired, we do not expect such costs and liabilities to have a material adverse effect on our business, operations or earnings. We cannot assure you, however, that these third parties will in fact satisfy their indemnification obligations. If these third parties become unable to, or otherwise do not, comply with their respective indemnity obligations, or if certain contamination or other liability for which we are obligated is not subject to these indemnities, we could become subject to significant liabilities.

We face additional costs associated with our post-retirement and post-employment obligations to employees which could have an adverse effect on our financial condition.
          As part of the PTH Acquisition, we agreed to assume pension plan liabilities for active U.S. employees under the Retirement Plan for Power Transmission Employees of Colfax, the Ameridrives International Pension Fund for Hourly Employees Represented by United Steelworkers of America, Local 3199-10, and the Colfax PT Pension Plan, collectively referred to as the Prior Plans. We have established a defined benefit plan, or New Plan, mirroring the benefits provided under the Prior Plans. The New Plan accepted a spinoff of assets and liabilities from the Prior Plans, in accordance with Section 414(l) of the Internal Revenue Code, or the Code, with such assets and liabilities relating to active U.S. employees as of the closing of the PTH Acquisition. Given the funded status of the Prior Plans and the asset allocation requirements of Code Section 414(l), liabilities under the New Plan greatly exceed the assets that were transferred from the Prior Plans. The accumulated benefit obligation (not including accumulated benefit obligations of non-U.S. pension plans in the amount of $2.9 million) was approximately $24.8 million as of December 31, 2005 while the fair value of plan assets was approximately $5.8 million as of December 31, 2005. As the New Plan has a considerable funding deficit, the cash funding requirements are expected to be substantial over the next several years, and could have a material adverse effect on our financial condition. As of September 29, 2006, funding requirements were estimated to be $0.6 million during the remainder of 2006, $3.6 million in 2007, $2.5 million in 2008 and $1.9 million annually thereafter until 2011. These amounts are based on actuarial assumptions and actual amounts could be materially different.

          Additionally, as part of the PTH Acquisition, we agreed to assume all pension plan liabilities related to non-U.S. employees. The accumulated benefit obligations of non-U.S. pension plans were approximately $2.9 million as of December 31, 2005. There are no assets associated with these plans.
          Finally, as part of the PTH Acquisition, we also agreed to assume all post-employment and post-retirement welfare benefit obligations with respect to active U.S. employees. The benefit obligation for post-retirement benefits, which are not funded, was approximately $8.3 million as of September 29, 2006.
          For a description of the post-retirement and post-employment costs, see Note 9 to the audited financial statements included elsewhere in this prospectus.

Our future success depends on our ability to integrate acquired companies and manage our growth effectively.
          Our growth through acquisitions has placed, and will continue to place, significant demands on our management, operational and financial resources. Realization of the benefits of acquisitions often requires integration of some or all of the acquired companies’ sales and marketing, distribution, manufacturing, engineering, finance and administrative organizations. Integration of companies demands substantial attention from senior management and the management of the acquired companies. In addition, we will continue to pursue new acquisitions, some of which could be material to our business if completed. We may not be able to integrate successfully our recent acquisitions or any future acquisitions, operate these acquired companies profitably, or realize the potential benefits from these acquisitions.

We may not be able to protect our intellectual property rights, brands or technology effectively, which could allow competitors to duplicate or replicate our technology and could adversely affect our ability to compete.
          We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions, as well as on license, non-disclosure, employee and consultant assignment and other agreements and domain names registrations in order to protect our proprietary technology and rights. Applications for protection of our intellectual property rights may not be allowed, and the rights, if granted, may not be maintained. In addition, third parties may infringe or challenge our intellectual property rights. In some cases, we rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. In addition, in the ordinary course of our operations, we pursue potential claims from time to time relating to the protection of certain products and intellectual property rights, including with respect to some of our more profitable products. Such claims could be time consuming, expensive and divert resources. If we are unable to maintain the proprietary nature of our technologies or proprietary protection of our brands, our ability to market or be competitive with respect to some or all of our products may be affected, which could reduce our sales and profitability.

Goodwill comprises a significant portion of our total assets, and if we determine that goodwill has become impaired in the future, net income in such years may be materially and adversely affected.
          Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. We review goodwill and other intangibles annually for impairment and any excess in carrying value over the estimated fair value is charged to the results of operations. Reduction in net income resulting from the write down or impairment of goodwill would affect financial results and could have a material and adverse impact upon the market price of our common stock.

Unplanned repairs or equipment outages could interrupt production and reduce income or cash flow.
          Unplanned repairs or equipment outages, including those due to natural disasters, could result in the disruption of our manufacturing processes. Any interruption in our manufacturing processes would interrupt our production of products, reduce our income and cash flow and could result in a material adverse effect on our business and financial condition.

Our operations are highly dependent on information technology infrastructure and failures could significantly affect our business.
          We depend heavily on our information technology, or IT, infrastructure in order to achieve our business objectives. If we experience a problem that impairs this infrastructure, such as a computer virus, a problem with the functioning of an important IT application, or an intentional disruption of our IT systems by a third party, the resulting disruptions could impede our ability to record or process orders, manufacture and ship in a timely manner, or otherwise carry on our business in the ordinary course. Any such events could cause us to lose customers or revenue and could require us to incur significant expense to eliminate these problems and address related security concerns.

Our leverage could adversely affect our financial health and make us vulnerable to adverse economic and industry conditions.
          We have incurred indebtedness that is substantial relative to our stockholders’ investment. As of September 29, 2006, we had approximately $234.2 million of indebtedness outstanding and $27.6 million available under lines of credit. Our indebtedness has important consequences; for example, it could:

•	make it more challenging for us to obtain additional financing to fund our business strategy and acquisitions, debt service requirements, capital expenditures and working capital;

•	increase our vulnerability to interest rate changes and general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the availability of our cash flow to finance acquisitions and to fund working capital, capital expenditures, research and development efforts and other general corporate activities;

•	make it difficult for us to fulfill our obligations under our credit and other debt agreements;

•	limit our flexibility in planning for, or reacting to, changes in our business and our markets; and

•	place us at a competitive disadvantage relative to our competitors that have less debt.
          Substantially all of our assets have been pledged as collateral against any outstanding borrowings under the credit agreement governing our senior revolving credit facility, or the Credit Agreement. In addition, our senior revolving credit facility requires us to maintain specified financial ratios and satisfy certain financial condition tests, which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. If an event of default under our senior revolving credit facility occurs, then the lenders could declare all amounts outstanding under the senior revolving credit facility, together with accrued interest, to be immediately due and payable. In addition, our senior revolving credit facility and the indentures governing our 9% senior secured notes and our 11 1/4% senior notes have cross-default provisions such that a default under any one would constitute an event of default in any of the others.

We are subject to tax laws and regulations in many jurisdictions and the inability to successfully defend claims from taxing authorities related to our current or acquired businesses could adversely affect our operating results and financial position.
          We conduct business in many countries, which requires us to interpret the income tax laws and rulings in each of those taxing jurisdictions. Due to the subjectivity of tax laws between those jurisdictions as well as the subjectivity of factual interpretations, our estimates of income tax liabilities may differ from actual payments or assessments. Claims from taxing authorities related to these differences could have an adverse impact on our operating results and financial position.

Genstar Capital Partners III, L.P. and Stargen III, L.P. (together, the Genstar Funds) control us and may have conflicts of interest with our other stockholders in the future.
          The Genstar Funds own 65.8% of our equity and are able to control our affairs. After this offering, the Genstar Funds will beneficially own 34.6% of our common stock, or 30.6% if the underwriters exercise their over-allotment option in full. After the offering, the Genstar Funds will have significant influence over the election and removal of our directors and our corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales and other significant corporate transactions. This concentration of ownership may delay or deter possible changes in control of our company, which may reduce the market price of our common stock. We cannot assure you that the interests of the Genstar Funds will coincide with your interests.
Risks Related to this Offering

The market price of our common stock may be volatile, which could cause the value of your investment to decline.
          Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, war and incidents of terrorism and acts of God could reduce the market price of our common stock notwithstanding our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors and, in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the initial public offering price.
          Furthermore, following periods of market volatility in the price of a company’s securities, security holders have sometimes instituted class action litigation. If the market value of our stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to suffer.

We cannot assure you that an active trading market will develop for our stock.
          There has never been a public market for our common stock. While our common stock has been approved for listing on The NASDAQ Global Market, an active public market for our common stock may not develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all. The initial public offering price of our common stock was determined through negotiations between the underwriters, us and the selling stockholders and may not be indicative of the price that will prevail in the open market following this offering.

A substantial number of our shares of common stock may be sold in the public market by our principal stockholders, which could adversely affect the market price of our shares, which in turn could negatively impact your investment in us.
          Future sales of substantial amounts of our shares of common stock in the public market (or the perception that such sales may occur) could adversely affect market prices of our common stock prevailing from time to time and could impair our ability to raise capital through future sales of our equity or equity-related securities at a time and price that we deem appropriate. Such sales could create public perception of difficulties or problems with our business.
          Upon completion of this offering, we will have 23,087,591 shares of common stock issued and outstanding and no options to purchase shares of our common stock. All of the shares we and the selling stockholders are selling in this offering, plus any shares sold upon the exercise of the underwriters’ over-allotment option, will be freely tradeable without restriction under the Securities Act of 1933, as amended, or the Securities Act, unless purchased by our affiliates. Upon completion of this offering, 13,087,591 shares of our common stock will be restricted or controlled securities within the meaning of Rule 144 under the Securities Act (11,587,591 shares of common stock if the underwriters’ over-allotment option is exercised in full). The rules affecting the sale of these securities are summarized under “Shares Eligible for Future Sale.” Following this offering, without giving effect to the over-allotment option, stockholders that collectively own 13,087,591 shares of our common stock will have registration rights with respect to their shares. See “Certain Relationships and Related Transactions — Registration Rights Agreement.”
          Subject to certain exceptions described under the caption “Underwriting,” we and all of our directors and executive officers and certain of our stockholders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the underwriters for a period of 180 days from the date of this prospectus. The 180-day restricted period will be automatically extended if (1) during the last 17 days of the 180-day restricted period we issue an earning release or material news or a material event relating to our business occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. When this period expires we and our locked-up stockholders will be able to sell our shares in the public market. Sales of a substantial number of such shares upon expiration, or early release, of the lock-up (or the perception that such sales may occur) could cause our share price to decline.
          Our principal stockholders hold (and following completion of this offering will continue to hold) shares of our common stock in which they have a very large unrealized gain, and these stockholders may wish, to the extent they may permissibly do so, to realize some or all of that gain relatively quickly by selling some or all of their shares, which could cause the market price of our common stock to decline.
          We also may issue our shares of common stock from time to time as consideration for future acquisitions and investments or for other reasons. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. We may also grant registration rights covering those shares in connection with any such acquisitions and investments.

You will experience immediate and substantial dilution.
          The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock. Accordingly, if you purchase common stock in this offering, you will suffer immediate and substantial dilution of your investment. Based upon the issuance and sale of 3,333,334 shares of common stock by us at an initial public offering price of $13.50 per share, you will incur immediate dilution of approximately $16.65 in the net tangible book value per share.

Because we have not paid dividends in the past and do not anticipate paying dividends on our common stock in the foreseeable future, you should not expect to receive dividends on shares of our common stock.
          We have no present plans to pay cash dividends to our stockholders and, for the foreseeable future, intend to retain all of our earnings for use in our business. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and capital requirements, and business conditions. In addition, the Credit Agreement governing the senior revolving credit facility and the indentures governing the 9% senior secured notes and the 11 1/4% senior notes contain covenants limiting the payment of cash dividends. Consequently, you should not rely on dividends in order to receive a return on your investment.

INDUSTRY AND MARKET DATA
          Market and industry data included in this prospectus, including all market share and market size data about the energy, general industrial, material handling, mining, transportation and turf and garden markets, mechanical power transmission and motion control industry, and other markets for mechanical power transmission and motion control products, as well as our position and the position of our competitors within these markets, including our products relative to our competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. References herein to our being a leader in a market or product category refers to our belief that we have a leading market share position in each specified market, unless the context otherwise requires, and do not take into account competitive products outside our industry. Statements in this prospectus relating to our market share do not include data for products that are produced internally by other vertically integrated manufacturers.
CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus, including information generally located under the headings “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These forward-looking statements generally relate to our strategies, plans and objectives for, and potential results of, future operations and are based upon management’s current plans and beliefs or current estimates of future results or trends. Whenever you read a statement that is not solely a statement of historical fact, such as when we state that we “believe,” “expect,” “anticipate” or “plan” that an event will occur and other similar statements, you should understand that our expectations may not be correct, although we believe they are reasonable, and that our plans may change. We do not guarantee that the transactions and events described in this prospectus will happen as described or that any positive trends noted in this prospectus will continue.
          Forward-looking statements regarding management’s present plans or expectations for new product offerings, capital expenditures, increasing sales, cost-saving strategies and growth involve risks and uncertainties relative to return expectations, allocation of resources and changing economic or competitive conditions, which could cause actual results to differ from present plans or expectations and such differences could be material. Similarly, forward-looking statements regarding management’s present expectations for operating results and cash flow involve risks and uncertainties relative to these and other factors including:

•	competitive factors in the industry in which we operate;

•	changes in general economic conditions and the cyclical nature of the markets in which we operate;

•	our dependence on our distribution network;

•	our ability to invest in, develop or adapt to changing technologies and manufacturing techniques;

•	international risks on our operations;

•	loss of our key management;

•	increase in litigation, including product liability claims;

•	our substantial indebtedness; and

•	other factors that are described under “Risk Factors.”
          We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. The forward-looking statements contained in this prospectus are current as of the date of the prospectus. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.
          You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect.

USE OF PROCEEDS
          We estimate that we will receive net proceeds from this offering of approximately $36.9 million, after deducting underwriting discounts and commissions and other estimated expenses of $8.2 million payable by us. This estimate assumes an initial public offering price of $13.50 per share. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We intend to use the net proceeds from this offering as follows:

•	to redeem on a pro rata basis, pursuant to the terms of the indenture governing the 11 1/4% senior notes due 2013, 35 percent of our 11 1/4% senior notes for $24.4 million, which amount includes $2.4 million of applicable premium and $0.3 million of accrued interest; and

•	for general corporate purposes.
          Based on its holdings of the 11 1/4% senior notes as of November 25, 2006, MLEMEA could receive total proceeds of $13.8 million from the redemption of the 11 1/4% senior notes. See “Underwriting — Other Relationships.”
          We incurred indebtedness under the 11 1/4% senior notes due 2013 to complete the Hay Hall Acquisition.
DIVIDEND POLICY
          We intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. We do not anticipate paying any dividends for the foreseeable future, and the Credit Agreement governing the senior revolving credit facility and the indentures governing the 9% senior secured notes and 11 1/4% senior notes limit our ability to pay dividends or other distributions on our common stock. See “Description of Indebtedness.” We may incur other obligations in the future that will further limit our ability to pay dividends. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business conditions and covenants under any applicable contractual arrangements.

CAPITALIZATION
          The following table sets forth our capitalization as of September 29, 2006:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the conversion of all shares of our preferred stock into 17,750,000 shares of common stock, which will occur automatically upon the closing of this offering, and the sale by us of 3,333,334 shares of common stock at the initial public offering price of $13.50 per share, our receipt of the net offering proceeds therefrom, after deducting estimated underwriting discounts and commissions and offering expenses. In addition, the table reflects the redemption of $21.7 million of our 11 1/4% senior notes and the estimated 11 1/4% prepayment premium, which amounted to approximately $2.4 million, and payment of accrued interest of approximately $0.3 million.
          The following table sets forth our cash and cash equivalents and capitalization as of September 29, 2006. The table below should be read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes included elsewhere in this prospectus.

	As of September 29, 2006

		As
	Actual	Adjusted

	(Unaudited)
	(In thousands)
Senior revolving credit facility(1)	$—	$—
9% senior secured notes	165,000	165,000
11 1/4% senior notes	62,139	40,390
17% CDPQ subordinated notes(2)	1,500	1,500
5.75% mortgage	2,479	2,479
Capital leases and short-term bank borrowings	3,056	3,056

Total debt	$234,174	$212,425
Convertible preferred stock	35,500	—
Stockholders’ equity	3,605	72,673

Total capitalization	$273,279	$285,098

(1)	Our senior revolving credit facility has $30.0 million of borrowing capacity (including $10.0 million available for letters of credit), $27.6 million of which was available as of September 29, 2006.

(2)	The outstanding balance due under the CDPQ subordinated notes was paid in full on December 7, 2006.

DILUTION
          Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering exceeds the net tangible book value per share of common stock after this offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date. Shares of common stock deemed to be outstanding excludes restricted shares of common stock for which the restrictions have not lapsed based on employee service.
          Our net tangible book value as of September 29, 2006 was $(101.9) million, or $(307.40) per share of common stock. After giving effect to the conversion of our preferred stock into shares of common stock at a ratio of 2:1, our net tangible book value per share would be $(5.64). After giving effect to the conversion of the preferred stock and the receipt and our intended use of approximately $36.9 million of estimated net proceeds from our sale of 3,333,334 shares of common stock in the offering at an assumed offering price of $13.50 per share, our pro forma net tangible book value as of September 29, 2006 would have been approximately $(67.5) million, or $(3.15) per share of common stock, which amount includes costs and expenses related to the redemption of a portion of the 11 1/4% senior notes. This represents an immediate increase in pro forma net tangible book value of $2.49 per share to existing stockholders and an immediate dilution of $16.65 per share to new investors purchasing shares of common stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors:

Assumed initial public offering price per share		$13.50
Net tangible book value per share before the offering	(307.40)
Impact on net tangible book value per share attributable to the conversion of our outstanding convertible preferred shares	301.76

Net tangible book value per share subsequent to conversion of convertible preferred shares	(5.64)
Impact on net tangible book value per share of this offering	2.49

Pro forma net tangible book value per share after this offering		(3.15)

Dilution in net tangible book value per share to new investors		$16.65

          The following table summarizes on an as adjusted basis as of September 29, 2006:

•	the total number of shares of common stock purchased from us;

•	the total consideration paid to us, at an initial public offering price of $13.50 per share (before deducting the estimated underwriting discount and commissions and offering expenses payable by us in connection with this offering); and

•	the average price per share paid by existing stockholders and by new investors purchasing shares in this offering:

					Average

	Shares Purchased		Total Consideration
					Per
	Number	Percent	Amount	Percent	Share

Existing stockholders(1)	18,081,501	84.4%	$35,500,000	44.1%	$1.96
Investors in the offering	3,333,334	15.6%	$45,000,009	55.9%	$13.50

Total	21,414,835	100%	$80,500,009	100%	$3.76

(1)	Excludes 1,672,756 restricted shares of common stock for which the restrictions have not lapsed based on employee service. Includes the conversion of our preferred stock into shares of our common stock at a ratio of 2:1.
          The tables and calculations above assume no exercise of the underwriters’ over-allotment option.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
          The following unaudited pro forma condensed combined financial statements are presented to illustrate the estimated effects of the Hay Hall Acquisition in February 2006 and the Other Transactions on our financial condition and results of operations. We have derived our historical consolidated financial data for the year ended December 31, 2005 from the audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the historical consolidated financial data of our company for the nine months ended September 29, 2006 from the unaudited consolidated interim financial statements and related notes included elsewhere in this prospectus. We have derived the historical consolidated financial data of Hay Hall for the year ended December 31, 2005 from the audited consolidated financial statements of Hay Hall included elsewhere in this prospectus. We have not included an unaudited pro forma balance sheet since the balance sheet at September 29, 2006 included in this prospectus gives effect to the Hay Hall Acquisition. Hay Hall historical financial information has been reconciled from U.K. GAAP to U.S. GAAP in all periods presented and all amounts have been converted from U.K. pounds sterling to U.S. dollars for the purpose of these pro forma financial statements.
          The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2005 and the nine months ended September 29, 2006 assume that the Hay Hall Acquisition and the Other Transactions, as applicable, took place on January 1, 2005, the beginning of our 2005 fiscal year. The information presented in the unaudited pro forma condensed combined financial statements is not necessarily indicative of our financial position or results of operations that would have occurred if the Hay Hall Acquisition and the Other Transactions had been completed as of the dates indicated, nor should it be construed as being a representation of our future financial position or results of operations.
          The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not purport to be indicative of the operating results that might have been achieved had the transactions occurred as of an earlier date, and do not purport to be indicative of future operating results.
          The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. These adjustments are more fully described in the notes to the unaudited pro forma condensed combined financial statements below.
          The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes and assumptions, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements of Altra and related notes, the consolidated financial statements of Hay Hall and the related notes and the other financial information included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Fiscal Year Ended December 31, 2005
(amounts in thousands, except per share data)

	Historical

		Hay Hall	Hay Hall
		Holding	Holdings
	Altra Year	U.K. GAAP	U.K. GAAP		Hay Hall
	Ended	Year Ended	to U.S.	Hay Hall	Holdings
	December 31,	December 31,	GAAP	Holdings	U.S.	Pro Forma		Pro Forma
	2005	2005	Adjustments	U.S. GAAP	GAAP(a)	Adjustments		Combined

	(in thousands)
Net sales	$363,465	£39,262	£—	£39,262	$71,496	$(8,515	)(1)	$426,446
Cost of sales	271,952	23,015	(7)	23,008	41,898	(6,744	)(2)	307,106

Gross profit	91,513	16,247	7	16,254	29,598	(1,771)		119,340
Selling, general, administrative and other operating expenses	66,163	14,909	125	14,784	26,922	(3,608	)(3)	89,477

Operating profit	25,350	1,338	132	1,470	2,676	1,837		29,863
Interest expense, net	19,514	1,230	—	1,230	2,240	4,782	(4)	26,536
Other income, net	(17)	(107)	—	(107)	(195)	—		(212)

(Loss) income before income taxes	5,853	215	132	347	631	(2,945)		3,539
Income tax (benefit) expense	3,349	292	—	292	532	(1,384	)(5)	2,497

Net income (loss)	$2,504	£(77)	£132	£55	$99	$(1,561)		$1,042

Weighted average shares of common stock outstanding:
Basic	9	n/a	n/a	n/a	n/a	n/a		9
Diluted	18,969	n/a	n/a	n/a	n/a	n/a		18,969
Net income available to holders of shares of common stock per share:
Basic	$278.22	n/a	n/a	n/a	n/a	n/a		$115.78
Diluted	$0.13	n/a	n/a	n/a	n/a	n/a		$0.05

(a)	Reflects Hay Hall’s Combined Statement of Operations on a U.S. GAAP basis after translation to U.S. dollars at an exchange rate of 1.821 U.S. dollars per U.K. pound sterling (the average exchange rate for the 2005 fiscal year).
          See accompanying “Notes to the Unaudited Pro Forma Condensed Combined Statements of Operations.”

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 29, 2006
(amounts in thousands except per share data)

		Hay Hall
		Holdings
		UK GAAP
		Period from
	Altra	January 1,	Hay Hall
	Nine Months	2006	Holdings		Hay Hall
	Ended	through	UK GAAP	Hay Hall	Holdings
	September 29,	February 10,	U.S. GAAP	Holdings	U.S.	Pro Forma		Pro Forma
	2006	2006	Adjustments	U.S. GAAP	GAAP(a)	Adjustments		Combined

	(in thousands)
Net sales	$347,511	£4,371	£—	£4,371	$7,662	$(716	)(1)	$354,457
Cost of sales	252,959	2,513	(1)	2,512	4,404	(1,592	)(2)	255,771

Gross profit	94,552	1,858	1	1,859	3,258	876		98,686
Selling, general, administrative and other expenses	57,333	1,706	(12)	1,694	2,970	(1,251	)(3)	59,052

Operating profit	37,219	152	13	165	288	2,127		39,634
Interest expense, net	19,382	111	—	111	195	626	(4)	20,203
Other income, net	647	—	—	—	—	—		647

Income before income taxes	17,190	41	13	54	93	1,501		18,784
Income tax (benefit) expense	6,497	13	—	13	23	615	(5)	7,135

Net Income	$10,693	£28	£13	£41	$70	$886		$11,649

Weighted average shares of common stock outstanding:
Basic	301	n/a	n/a	n/a	n/a	n/a		301
Diluted	19,162	n/a	n/a	n/a	n/a	n/a		19,162
Net income available to holders of shares of common stock per share:
Basic	$35.52	n/a	n/a	n/a	n/a	n/a		$38.70
Diluted	$0.56	n/a	n/a	n/a	n/a	n/a		$0.61

(a)	Reflects Hay Hall’s Unaudited Interim Condensed Statement of Operations on a U.S. GAAP basis after translation to U.S. dollars at an exchange rate of 1.753 U.S. dollars per U.K. pound sterling (the average exchange rate for the six week period ended February 10, 2006).
          See accompanying “Notes to the Unaudited Pro Forma Condensed Combined Statements of Operations.”

          Notes to the Unaudited Pro Forma Condensed Combined Statements of Operations

	Year	Nine Months
	Ended	Ended
	December 31,	September 29,
	2005	2006

	(in thousands)
(1) Adjustments to net sales as follows:
Elimination of net sales of Engineered Systems of Matrix business which is included in the Hay Hall financial statements but which were not acquired by Altra	$(6,805)	$(291)
Elimination of intercompany sales from Hay Hall to Altra	(1,456)	(378)
Elimination of intercompany sales from Altra to Hay Hall	(254)	(47)

Total pro forma adjustment	$(8,515)	$(716)
(2) Adjustments to cost of sales as follows:
Elimination of cost of sales of Engineered Systems of Matrix business which is included in the Hay Hall financial statements but which were not acquired by Altra	$(5,121)	$(205)
Elimination of cost of sales on intercompany sales from Hay Hall to Altra	(1,456)	(378)
Elimination of cost of sales on intercompany sales from Altra to Hay Hall	(254)	(47)
Elimination of additional cost of goods sold as a result of the fair value adjustment to inventory recorded in connection with the Acquisition	—	(984)
To record additional depreciation expense resulting from the adjustment to the fair market value of property, plant and equipment in connection with the transaction	87	22

Total pro forma adjustment	$(6,744)	$(1,592)
(3) Adjustments to selling, general, administrative and other operating expenses as follows:
Elimination of selling, general, administrative and other operations expenses of Engineered Systems of Matrix business which is included in the Hay Hall financial statements but which were not acquired by Altra	$(1,724)	$(156)
Elimination of the selling, general, administrative, and other operations expenses of Hay Hall’s corporate office business which is included in the Hay Hall financial statements but which were not acquired by Altra	(2,844)	(330)
Additional expense required to present amortization expense (based on lives ranging from eight to 12 years) associated with intangible assets recorded in connection with the Acquisition	960	240
Elimination of additional expense related to Genstar Capital, L.P. transaction fee	—	(1,005)

Total pro forma adjustment	$(3,608)	$(1,251)
(4) Adjustments to interest expense as follows:
Additional expense required associated with the notes issued to finance the Hay Hall Acquisition (consists of interest on £33.0 million of notes at 11 1/4%)	$6,760	$756
Elimination of interest expense recorded at Hay Hall	(2,240)	(195)
Additional expense required to present a full year of amortization expense (based on a seven year life) associated with debt issuance costs incurred in connection with the notes	262	65

Total pro forma adjustment	$4,782	$626
(5) Adjustments to record additional tax (benefit) expense of 47% and 41%, calculated at an effective which reflects the federal, state and foreign statutory rate in effect at the beginning of 2005 and 2006, respectively, resulting from the other pro forma adjustments. Historical tax expense has not been adjusted	$(1,384)	$615

SELECTED HISTORICAL FINANCIAL AND OTHER DATA
          The following table contains selected financial data for us for the nine months ended September 29, 2006 and September 30, 2005 and the year ended December 31, 2005 and the period from inception (December 1, 2004) to December 31, 2004 and for PTH, or our Predecessor, for the period from January 1, 2004 through November 30, 2004 and for the years ended December 31, 2003, 2002 and 2001. The following should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes included elsewhere in this prospectus.

	Altra Holdings, Inc.				Predecessor

	Nine	Nine
	Months	Months	Twelve		Period from
	Ended	Ended	Months	Period from	January 1, 2004
	September 29,	September 30,	Ended	December 1, 2004	through	Year Ended December 31,
	2006	2005	December 31,	through	November 30,
	(Unaudited)	(Unaudited)	2005	December 31, 2004	2004	2003	2002	2001

		(in thousands)
Statement of Operations Data:
Net sales	$347,511	$273,491	$363,465	$28,625	$275,037	$266,863	$253,217	$259,761
Cost of sales	252,959	206,906	271,952	23,847	209,253	207,941	190,465	193,577

Gross profit	94,552	66,585	91,513	4,778	65,784	58,922	62,752	66,184
Selling, general and administrative expenses	57,364	45,990	61,480	8,973	45,321	49,513	48,303	50,508
Research and development expenses	3,807	3,495	4,683	378	3,947	3,455	3,103	2,518
Gain on curtailment of post-retirement benefit plan	(3,838)	—	—	—	—	—	—	—
Gain on sale of assets	—	—	—	—	(1,300)	—	—	—
Restructuring charge, asset impairment and transition expenses	—	—	—	—	947	11,085	27,825	—

Income (loss) from operations	37,219	17,100	25,350	(4,573)	16,869	(5,131)	(16,479)	13,158
Interest expense	19,382	14,647	19,514	1,612	4,294	5,368	5,489	6,655
Other expense (income)	647	3	(17)	—	148	465	(312)	94

Income (loss) before income taxes, discontinued operations and cumulative effect of change in accounting principles	17,190	2,450	5,853	(6,185)	12,427	(10,964)	(21,656)	6,409
Provision (benefit) for income taxes	6,497	1,241	3,349	(292)	5,532	(1,658)	2,455	4,794
Loss from disposal of discontinued, net of income taxes	—	—	—	—	—	—	(700)	(1,867)

Income (loss) from operations and disposal of discontinued operations, net of income taxes	10,693	1,209	2,504	(5,893)	6,895	(9,306)	(24,811)	(252)
Cumulative effect of change in accounting principle — goodwill impairment	—	—	—	—	—	—	(83,412)	—

Net income (loss)	$10,693	$1,209	$2,504	$(5,893)	$6,895	$(9,306)	$(108,223)	$(252)

	Altra Holdings, Inc.				Predecessor

	Nine	Nine
	Months	Months	Twelve		Period from
	Ended	Ended	Months	Period from	January 1, 2004
	September 29,	September 30,	Ended	December 1, 2004	through	Year Ended December 31,
	2006	2005	December 31,	through	November 30,
	(Unaudited)	(Unaudited)	2005	December 31, 2004	2004	2003	2002	2001

		(in thousands)
Weighted average shares of common stock outstanding:
Basic	301	—	9	—	n/a	n/a	n/a	n/a
Diluted	19,162	18,798	18,969	—	n/a	n/a	n/a	n/a
Net income per share:
Basic	$35.52	$—	$278.22	$—	n/a	n/a	n/a	n/a
Diluted	$0.56	$0.06	$0.13	$—	n/a	n/a	n/a	n/a

	Altra Holdings, Inc.				Predecessor

	Nine	Nine
	Months	Months	Twelve	Period from	Period from
	Ended	Ended	Months	December 1, 2004	January 1, 2004
	September 29,	September 30,	Ended	through	through	Year Ended December 31,
	2006	2005	December 31,	December 31,	November 30,
	(Unaudited)	(Unaudited)	2005	2004	2004	2003	2002	2001

	(in thousands)
Other Financial Data:
EBITDA(1)(2)	$46,883	$25,561	$36,900	$(3,654)	$22,795	$3,057	$(90,732)	$23,404
Depreciation and amortization	10,311	8,464	11,533	919	6,074	8,653	9,547	12,207
Purchase of fixed assets	6,133	3,401	6,199	289	3,489	5,294	5,911	4,374
Cash flow provided by (used in):
Operating activities	10,850	11,909	12,023	5,623	3,604	(14,289)	21,934	27,658
Investing activities	(60,435)	(4,006)	(5,197)	(180,401)	953	(1,573)	(4,585)	(3,645)
Financing activities	45,023	(622)	(971)	179,432	(6,696)	12,746	(13,037)	(23,379)

	Altra Holdings, Inc.				Predecessor

	September 29,	September 30,
	2006	2005	December 31,		December 31,
	(Unaudited)	(Unaudited)	2005	2004	2003	2002	2001

	(in thousands)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$5,760	$10,294	$10,060	$4,729	$3,163	$5,214	$2,706
Working capital(3)	80,336	53,449	52,863	57,571	51,375	10,200	35,225
Total assets	374,084	300,892	297,691	299,387	174,324	173,034	276,015
Total debt	229,327	173,640	173,760	173,851	1,888	65,035	69,968
Convertible preferred stock and other long-term liabilities	72,676	73,779	71,622	76,665	62,179	62,877	31,553

(1)	EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA is used by us as a performance measure. Management believes that EBITDA provides relevant information for our investors because it is useful for trending, analyzing and benchmarking the performance and value of our business. Management also believes that EBITDA is useful in assessing current performance compared with the historical performance of our Predecessor because significant line items within our income statements such as depreciation, amortization and interest expense were significantly impacted by the PTH Acquisition. Internally, EBITDA is used as a financial measure to assess the operating performance and is an important measure in our incentive compensation plans. EBITDA has important limitations, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. For example, EBITDA does not reflect:

•	cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	changes in, or cash requirements for, working capital needs;

•	the significant interest expense, or the cash requirements necessary to service interest or principal payments, on debts;

•	tax distributions that would represent a reduction in cash available to us; and

•	any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
          The following unaudited table is a reconciliation of our net income to EBITDA (in thousands):

	Altra Holdings, Inc.				Predecessor

			Twelve	Period from	Period from
	Nine Months	Nine Months	Months	December 1,	January 1,
	Ended	Ended	Ended	2004 through	2004 through	Year Ended December 31,
	September 29,	September 30,	December 31,	December 31,	November 30,
	2006	2005	2005	2004	2004	2003	2002	2001

Net income (loss)	$10,693	$1,209	$2,504	$(5,893)	$6,895	$(9,306)	$(108,223)	$(252)
Adjustments:
Provision (benefit) for income taxes	6,497	1,241	3,349	(292)	5,532	(1,658)	2,455	4,794
Interest expense, net	19,382	14,647	19,514	1,612	4,294	5,368	5,489	6,655
Depreciation and amortization	10,311	8,464	11,533	919	6,074	8,653	9,547	12,207

EBITDA	46,883	25,561	36,900	(3,654)	22,795	3,057	(90,732)	23,404

EBITDA is not a recognized measurement under GAAP, and when analyzing our operating performance, you should use EBITDA in addition to, and not as an alternative for, income (loss) from operations and net income (loss) (as determined in accordance with GAAP). Because not all companies use identical calculations, our presentation of EBITDA and may not be comparable to similarly titled measures of other companies. The amounts shown for EBITDA also differ from the amounts calculated under similarly titled definitions in our debt instruments, which are further adjusted to reflect certain other cash and non-cash charges and are used to determine compliance with financial covenants and our ability to engage in certain activities, such as incurring additional debt and making certain restricted payments.

To compensate for the limitations of EBITDA, we utilize several GAAP measures to review our performance. These GAAP measures include, but are not limited to, net income (loss), income (loss) from operations, cash provided by (used in) operations, cash provided by (used in) investing activities and cash provided by (used in) financing activities. These important GAAP measures allow management to, among other things, review and understand our use of cash from period to period, compare our operations with competitors on a consistent basis and understand the revenues and expenses matched to each other for the applicable reporting period. We believe that the use of these GAAP measures, supplemented by the use of EBITDA, allows us to have a greater understanding of our performance and allows us to adapt to changing trends and business opportunities.

(2)	These amounts include expenses relating to non-cash inventory step-up costs, management fees and transaction expenses associated with acquisitions which, if subtracted out, would result in a higher EBITDA. Inventory step-up costs accounted for $2.3 million, $1.7 million, $1.7 million and $1.7 million, respectively, for the nine months ended September 29, 2006, for the nine months ended September 30, 2005, the twelve months ended December 31, 2005 and the Period from December 1, 2004 through December 31, 2004. Management fees consisted of $0.8 million, $0.8 million, $1.0 million and $0.1 million, respectively, for the nine months ended September 29, 2006, for the nine months ended September 30, 2005, the twelve months ended December 31, 2005 and the Period from December 1, 2004 through December 31, 2004. Transaction fees and expenses associated with acquisitions accounted for $1.0 million and $4.4 million, respectively, for the nine months ended September 29, 2006 and the period from December 1, 2004 through December 31, 2004.

(3)	Working capital consists of total current assets less total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          The following discussion of our financial condition and results of operations should be read together with “Selected Historical Financial And Other Data,” “Unaudited Pro Forma Condensed Combined Financial Statements” and the financial statements and related notes included elsewhere in this prospectus. The following discussion includes forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the results referred to in the forward-looking statements, see “Cautionary Notice Regarding Forward-Looking Statements.”
Overview
          We are a leading global designer, producer and marketer of a wide range of MPT and motion control products with a presence in over 70 countries. Our global sales and marketing network includes over 700 direct OEM customers and over 3,000 distributor outlets. Our product portfolio includes industrial clutches and brakes, enclosed gear drives, open gearing, couplings, engineered bearing assemblies, linear components and other related products. Our products serve a wide variety of end markets including energy, general industrial, material handling, mining, transportation and turf and garden. We primarily sell our products to a wide range of OEMs and through long-standing relationships with industrial distributors such as Motion Industries, Applied Industrial Technologies, Kaman Industrial Technologies and W.W. Grainger.
          Our net sales have grown at a compound annual growth rate of approximately 13% over the last three fiscal years. We believe this growth has been a result of recent acquisitions, greater overall global demand for our products due to a strengthening economy, increased consumption in certain geographic markets such as China, expansion of our relationships with our customers and distributors and implementation of improved sales and marketing initiatives.
          We improved our gross profit margin and operating profit margin every year from fiscal year 2002 through fiscal year 2005 by implementing strategic price increases, utilizing low-cost country sourcing of components, increasing our productivity and employing a more efficient sales and marketing strategy.
          While the power transmission industry has undergone some consolidation, we estimate that in 2005 the top eight broad-based MPT companies represented approximately 21% of the U.S. power transmission market. The remainder of the power transmission industry remains fragmented with many small and family-owned companies that cater to a specific market niche often due to their narrow product offerings. We believe that consolidation in our industry will continue because of the increasing demand for global distribution channels, broader product mixes and better brand recognition to compete in this industry.
Key Components of Results of Operations
          Net sales. We derive revenues primarily from selling products that are either incorporated into products sold by OEMs to end users directly or sold through industrial distributors. Although we have exclusive arrangements with less than 5% of our distributors, we believe our long history of serving the replacement part market will continue to yield recurring purchases from our customers resulting in consistent revenues. Our net sales are derived by eliminating allowances for sales returns, cash discount and other deductions from revenues.
          Cost of sales. Cost of sales includes direct expenses we incur in producing our products. This includes the amounts we pay for our raw materials, energy costs and labor expenses. Our cost of sales has increased due to increasing prices in our raw materials, energy increases and minimum wage increases. We have offset certain cost increases by passing through these costs to our customers by way of product price increases or surcharges, as well as by focusing on operating efficiencies and cost savings programs.

          Selling, general and administrative expense. Selling, general and administrative expense includes departmental costs for executive, legal and administrative services, finance, telecommunications, facilities and information technology.
          Research and development expense. Research and development expense primarily consists of personnel expenses and contract services associated with the development of our products.
History and Recent Acquisitions
          Our current business began with the acquisition by Colfax of the MPT group of Zurn Technologies, Inc. in December 1996. Colfax subsequently acquired Industrial Clutch Corp. in May 1997, Nuttall Gear Corp. in July 1997 and the Boston Gear and Delroyd Worm Gear brands in August 1997 as part of Colfax’s acquisition of Imo Industries, Inc. In February 2000, Colfax acquired Warner Electric, Inc., which sold products under the Warner Electric, Formsprag Clutch, Stieber and Wichita Clutch brands. Colfax formed PTH in June 2004 to serve as a holding company for all of these power transmission businesses.
          On November 30, 2004, we acquired our original core business through the acquisition of PTH from Colfax for $180.0 million in cash.
          On October 22, 2004, The Kilian Company, or Kilian, a company formed at the direction of Genstar Capital, our principal equity sponsor, acquired Kilian Manufacturing Corporation from Timken U.S. Corporation for $8.8 million in cash and the assumption of $12.2 million of debt. At the completion of the PTH Acquisition, (i) all of the outstanding shares of Kilian capital stock were exchanged for approximately $8.8 million of shares of our capital stock and Kilian and its subsidiaries were transferred to our wholly owned subsidiary, Altra Industrial and (ii) all outstanding debt of Kilian was retired with a portion of the proceeds of the sale of Altra Industrial’s 9.0% senior secured notes due 2011, or the 9% senior secured notes.
          On November 7, 2005, we entered into a purchase agreement with the shareholders of Hay Hall pursuant to which we agreed to acquire all of the outstanding share capital of Hay Hall for $50.3 million. The acquisition closed on February 10, 2006 and Hay Hall and its subsidiaries became our indirect wholly owned subsidiaries. We paid $6.0 million of the total purchase price in the form of deferred consideration. At the closing of the Hay Hall Acquisition, we deposited such deferred consideration into an escrow account for the benefit of the current Hay Hall shareholders, which is represented by a loan note. While the current Hay Hall shareholders hold the note, their rights are limited to receiving the amount of the deferred consideration placed in the escrow account. They have no recourse against us unless we take action to prevent or interfere in the release of such funds from the escrow account.
          Hay Hall is a U.K.-based holding company that is focused primarily on the manufacture of flexible couplings and clutch brakes. Through Hay Hall, we acquired 15 strong brands in complementary product lines, improved customer leverage and expanded geographic presence in over 11 countries. Hay Hall’s product offerings diversified our revenue base and strengthened our key product areas, such as electric clutches, brakes and couplings. Matrix International, Inertia Dynamics and Twiflex, three Hay Hall businesses, combined with Warner Electric, Wichita Clutch, Formsprag Clutch and Stieber, make the consolidated company one of the largest individual manufacturer of industrial clutches and brakes in the world.
          The Hay Hall Acquisition did not create a new reportable segment.
          On May 18, 2006, Altra Industrial acquired substantially all of the assets of Bear Linear for $5.0 million. Approximately $3.5 million was paid at closing and the remaining $1.5 million is payable over the next two and a half years. Bear Linear manufactures high value-added linear actuators which are electromechanical power transmission devices designed to move and position loads linearly for mobile off-highway and industrial applications. Bear Linear’s product design and engineering expertise, coupled with Altra Industrial’s sourcing alliance with a low cost country manufacturer, were critical components in Altra’s strategic expansion into the motion control market.

Cost Savings and Productivity Enhancement Initiatives
          Our Predecessor enacted significant cost savings programs prior to our acquisition of PTH and we subsequently enacted other cost savings programs to reduce overall cost structure and improve cash flows. Cost reduction programs included the consolidation of facilities, headcount reductions and reduction in overhead costs, which resulted in restructuring charges, asset impairment and transition expenses of $11.1 million in the year ended December 31, 2003. Cash outflows related to the restructuring programs were $2.2 million in 2004 and $13.9 million in 2003. The financial effects of some of the specific cost reduction programs are listed below:

•	In 2003, our Predecessor incurred transition expenses, including relocation, training, recruiting and moving costs, directly related to implementing its restructuring activities amounting to $9.1 million.

•	In 2003, our Predecessor recorded a $2.0 million loss from the sale of certain real estate associated with facilities closed as a part of its restructuring activities.

•	In 2005, we re-negotiated two of our U.S. collective bargaining agreements which we estimate provide for savings of $0.8 million annually.

•	In 2006, we re-negotiated one of our U.S. collective bargaining agreements which we estimate provides for savings of $2.2 million annually.
Non-GAAP Financial Measures
          The discussion of Results of Operations below includes certain references to financial results on a “combined basis.” The combined results were prepared by adding the results of Altra Holdings, Inc. from inception on December 1, 2004 to December 31, 2004 to those from our Predecessor for the 11 month period ending November 30, 2004. This presentation is not in accordance with GAAP. The primary differences between the predecessor entity and the successor entity are the inclusion of Kilian in the successor and the successor’s book basis has been stepped up to fair value, such that the successor has additional depreciation, amortization and financing costs. The results of Kilian are included in Altra Holdings, Inc. for the period from December 1, 2004 through December 31, 2004. Management believes that this combined basis presentation provides useful information for our investors in the comparison to Predecessor trends and operating results. The combined results are not necessarily indicative of what our results of operations may have been if the PTH Acquisition and Kilian Transactions had been consummated earlier, nor should they be construed as being a representation of our future results of operations.

Interim Results of Operations

	Nine Months Ended	Nine Months Ended
	September 29, 2006	September 30, 2005

	(Unaudited)
	(In thousands, except percentage data)
Net sales	$347,511	$273,491
Cost of sales	252,959	206,906

Gross profit	94,552	66,585
Gross profit percentage	27.2%	24.4%
Selling, general and administrative expenses	57,364	45,990
Research and development expenses	3,807	3,495
Gain on curtailment of post-retirement benefit plan	(3,838)	—

Income from operations	37,219	17,100
Interest expense, net	19,382	14,647
Other non-operating (income) expense	647	3

Income before income taxes	17,190	2,450
Provision for income taxes	6,497	1,241

Net income	$10,693	$1,209

Results of Operations

Nine Months Ended September 29, 2006 Compared with Nine Months Ended September 30, 2005

Net sales
          Net sales increased $74.0 million, or 27.1%, from $273.5 million, for the nine months ended September 30, 2005 to $347.5 million for the nine months ended September 29, 2006. Net sales increased primarily due to the inclusion of Hay Hall in the results of the nine months ended September 29, 2006. Hay Hall’s net sales for the 33 week period from February 10, 2006 (the date of acquisition) through September 29, 2006 were $46.6 million. The majority of the remaining net increase was due to price increases which accounted for approximately $8.4 million, strong economic conditions at our customers in the steel, energy and mining industries which accounted for $11.4 million and increased sales to turf and garden OEM customers which accounted for $3.0 million.

Gross profit
          Gross profit increased $28.0 million, or 42.0%, from $66.6 million (24.4% of net sales), in the nine months ended September 30, 2005 to $94.6 million (27.2% of net sales) in the same period of 2006. The increase includes $9.0 million from Hay Hall for the nine months ended September 29, 2006. Excluding Hay Hall, gross profit increased approximately $19.0 million, or 28.5%, and gross profit as a percentage of sales increased to 28.4%. The remaining increase in gross profit is attributable to price increases during the first quarter of 2006, and an increase in material sourcing from lower cost geographies and manufacturing efficiencies implemented by the new management team in the second half of 2005. We were able to offset the impact of higher energy and raw materials costs by passing many of these costs on to our customers.

Selling, general and administrative expenses
          Selling, general and administrative expenses increased $11.4 million, or 24.7%, from $46.0 million in the nine months ended September 30, 2005 to $57.4 million in the nine months ended September 29, 2006. The increase in selling, general and administrative expenses is due to the inclusion of Hay Hall in 2006, which contributed $7.4 million to the increase, a $1.0 million transaction fee paid to Genstar

Capital, L.P., pursuant to our advisory services agreement, for advisory services provided in connection with the Hay Hall Acquisition calculated as 2% of the aggregate purchase price and increased salaries and professional fees. Excluding Hay Hall and the related transaction fee paid to Genstar Capital, L.P., selling, general and administrative expenses, as a percentage of net sales, decreased from 16.8% in the nine months ended September 30, 2005 to 16.3% in the nine months ended September 29, 2006, primarily due to operating efficiencies and cost savings measures that were put into place during the second half of 2005.

Research and development expenses
          Research and development expenses increased $0.3 million, or 8.9%, from $3.5 million in the nine months ended September 30, 2005 to $3.8 million in the nine months ended September 29, 2006. The increase in research and development expenses is due to higher average compensation rates and the timing of project expenses.

Gain on curtailment of post-retirement benefit plan
          In May, 2006 the Company renegotiated its contract with the labor union at its South Beloit, IL manufacturing facility. As a result of the renegotiation, participants in the Company’s pension plan ceased to accrue additional benefits starting July 3, 2006. Additionally, the other post retirement benefit plan has been terminated for all eligible participants who have not retired, or given notice to retire in 2006, by August 1, 2006. The Company recognized a non-cash gain associated with the curtailment of this plan in the third quarter of 2006 of $3.8 million.

Interest expense, net
          We recorded interest expense of $19.4 million during the nine months ended September 29, 2006, which was an increase of $4.7 million, or 32.3%, from the nine months ended September 30, 2005. The increase was due to the interest associated with the 11 1/4% senior notes issued in connection with the Hay Hall Acquisition.

Provision for income taxes
          The provision for income taxes was $6.5 million, or 37.8% of income before taxes, for the nine months ended September 29, 2006, versus a provision of $1.2 million, or 50.7% of income before taxes, for the nine months ended September 30, 2005. The 2006 provision as a percent of income before taxes was lower than that of 2005 primarily due to the Hay Hall Acquisition and a greater proportion of taxable income in jurisdictions possessing lower statutory tax rates. For further discussion, refer to Note 10 to the unaudited condensed consolidated interim financial statements.

Year End Results of Operations

			From
		Combined	Inception	Predecessor
		12 Months	(December 1,
		Ended	2004)	11 Months
	Year Ended	December 31,	through	Ended	Year Ended
	December 31,	2004	December 31,	November 30,	December 31,
	2005	(Unaudited)	2004	2004	2003

	(In thousands, except percentage data)			(In thousands, except
				percentage data)
Net sales	$363,465	$303,662	$28,625	$275,037	$266,863
Cost of sales	271,952	233,100	23,847	209,253	207,941

Gross profit	91,513	70,562	4,778	65,784	58,922
Gross profit percentage	25.2%	23.2%	16.7%	23.9%	22.1%
Selling, general and administrative expenses	61,579	54,294	8,973	45,321	49,513
Research and development expenses	4,683	4,325	378	3,947	3,455
Gain on sale of assets	(99)	(1,300)	—	(1,300)	—
Restructuring charge, asset impairment and transition expenses	—	947	—	947	11,085

Income (loss) from operations	25,350	12,296	(4,573)	16,869	(5,131)
Interest expense, net	19,514	5,906	1,612	4,294	5,368
Other non-operating (income) expense	(17)	148	—	148	465

Income (loss) before income taxes	5,853	6,242	(6,185)	12,427	(10,964)
Provision (benefit) for income taxes	3,349	5,240	(292)	5,532	(1,658)

Net income (loss)	$2,504	$1,002	$(5,893)	$6,895	$(9,306)

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Net sales
          Net sales increased $59.8 million, or 19.7%, from $303.7 million on a combined basis, for the year ended December 31, 2004 to $363.5 million for the year ended December 31, 2005. Net sales increased primarily due to the inclusion of Kilian in the results of the year ended December 31, 2005. Kilian’s net sales for 2005 were $42.5 million. The remaining net increase was due to price increases, improving economic conditions at our customers in the steel, energy and petrochemical industries and increased sales of $4.7 million to certain transportation customers and $2.5 million in mining OEM customers, partially offset by a weakening at our turf and garden OEM customers. On a constant currency basis sales increased $58.7 million, or 19.3%, in 2005. Excluding Kilian, the constant currency increase in sales was $17.0 million, or 5.6%.

Gross profit
          Gross profit increased $21.0 million, or 29.7%, from $70.6 million (23.2% of net sales) on a combined basis, in 2004 to $91.5 million (25.2% of net sales) in 2005. The increase includes $9.1 million from Kilian for 2005. Excluding Kilian, gross profit increased approximately $11.9 million, or 16.8%, and gross profit as a percent of sales increased to 25.7%. The remaining increase in gross profit is attributable to price increases during the second half of 2005, an increase in low cost country material sourcing and manufacturing efficiencies implemented by the new management team. Savings from low cost country material sourcing and manufacturing efficiencies totaled $2.63 million.

Selling, general and administrative expenses
          Selling, general and administrative expenses increased $7.3 million, or 13.4%, from $54.3 million on a combined basis in 2004 to $61.6 million in 2005. The increase in selling, general and administrative expenses is due to the inclusion of Kilian in 2005, which contributed $3.4 million to the increase, $3.0 million of amortization of intangibles, and $1.0 million management fee paid to Genstar Capital, L.P., offset by cost savings initiatives of $1.0 million put in place during 2005. Excluding Kilian, selling, general and administrative expenses, as a percentage of net sales, increased from 17.9% in 2004 to 18.1% in 2005, primarily due to the amortization of intangibles and the management fee paid to Genstar Capital, L.P., offset by the cost savings initiatives. On a constant currency basis, selling, general and administrative expenses increased $6.4 million, or 11.8%, from $54.3 million, on a combined basis, in 2004. Excluding Kilian, selling, general and administrative expenses, on a constant currency basis, increased $3.0 million, or 5.6%, and was 17.9% of sales.

Research and development expenses
          Research and development expenses increased $0.4 million, or 8.3%, from $4.3 million on a combined basis in 2004 to $4.7 million in 2005. The increase was primarily due to development projects including the Foot/ Deck Mount Kopper Kool brake, a new clutch brake for the mining industry, spot brake technology, various elevator brakes and forklift brakes.

Gain on sale of assets
          Our Predecessor recorded a gain on sale of assets of $1.3 million during 2004 relating to the sale of surplus real estate. We recorded a gain of $0.1 million from the sale of surplus machinery during 2005.

Restructuring charge, asset impairment and transition expenses
          Restructuring charge, asset impairment and transition expenses decreased from $0.9 million on a combined basis in 2004 to zero in 2005 due to the ending of the program in 2004.

Interest expense, net
          We recorded interest expense of $19.5 million during 2005 primarily due to the 9% senior secured notes, the subordinated notes and the amortization of related deferred financing costs. On a combined basis, interest expense of $5.9 million was recorded during 2004.

Provision for income taxes
          The provision for income taxes was $3.3 million, or 57.2%, of income before taxes, for 2005, versus a combined provision of $5.2 million, or 83.9%, of income before taxes, for 2004. The 2004 provision as a percent of income before taxes was higher than that of 2005 primarily due to the impact of non-deductible transaction expenses incurred in connection with the PTH Acquisition in 2004. For further discussion, refer to Note 8 to the audited financial statements.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Net sales
          On a combined basis, net sales increased $36.8 million, or 13.8%, from $266.9 million in 2003 to $303.7 million in 2004. Net sales increased primarily due to continued strength in the turf and garden market, the general domestic industrial recovery and increased activity in the transportation and mining sectors which allowed us to increase sales prices and recover material surcharges of $1.4 million from customers. Combined net sales in 2004 also include $3.2 million of sales from Kilian which is included in the amounts presented since inception. On a constant currency basis, sales increased 11.6%.

Gross profit
          On a combined basis, gross profit increased $11.6 million, or 19.8%, from $58.9 million (22.1% of net sales) in 2003 to $70.6 million (23.2% of net sales) in 2004. The increase includes $0.9 million from Kilian since inception. Approximately two-thirds of the absolute increase in gross profit is due to increased net sales as discussed above. The remaining increase in gross profit and the improvement noted in the gross profit percentage is due to cost savings resulting from restructuring activities completed in prior years.

Selling, general and administrative expenses
          On a combined basis, selling, general and administrative expenses increased $4.8 million, or 9.7%, from $49.5 million in 2003 to $54.3 million in 2004. As a percentage of net sales, selling, general and administrative expenses decreased from 18.6% in 2003 to 17.9% in 2004. The change in selling, general and administrative expenses reflects the offsetting impact of increased sales commissions incurred from the increase in sales, incremental costs of approximately $1.0 million relating to corporate expenses not previously incurred by our Predecessor, a one-time $4.4 million transaction fee paid to Genstar Capital, L.P. and cost savings resulting from restructuring activities completed in prior years. On a constant currency basis, selling, general and administrative expenses increased by 7.1%, or $3.5 million, from $49.5 million in 2003 to $52.9 million in 2004.

Research and development expenses
          Research and development expenses increased $0.9 million, or 25.2%, from $3.5 million in 2003 to $4.3 million in 2004, on a combined basis. The increase was due to the change in currency valuations as a result of a higher average rate for the Euro in 2004 and development projects for the turf and garden industry.

Restructuring charge, asset impairment and transition expenses
          Our Predecessor recorded a restructuring charge, asset impairment and transition expenses of $0.9 million in 2004 primarily as a result of relocation, training, recruiting and moving costs incurred to complete restructuring activities begun in 2002. These costs were significantly below the amounts recorded in prior years when the majority of the restructuring activities, as described under “— Cost Savings and Productivity Enhancement Initiatives,” were taking place.

Interest expense
          We recorded consolidated interest expense of $1.6 million during the period from inception on December 1, 2004 to December 31, 2004 primarily due to the 9% senior secured notes, the subordinated notes and the amortization of related deferred financing costs. Our Predecessor recorded interest expense of $4.3 million during the eleven months ended November 30, 2004. This amount was trending below the $5.4 million recognized in 2003 largely as a result of reductions in the amount of outstanding debt.

Other non-operating (income) expense
          Our Predecessor recorded a gain on sale of assets of $1.3 million during the 11 months ended November 30, 2004 relating to the sale of surplus real estate.
          Other non-operating expense was $0.1 million in 2004 compared to $0.5 million in 2003. The higher expense in 2003 is primarily due to the write-off of deferred loan costs of approximately $0.4 million associated with refinancing. There were no deferred loan costs written-off in 2004.

Provision for income taxes
          The provision for income taxes was $5.2 million on a combined basis in 2004, versus a benefit of $1.7 million for 2003. The increase in the provision for 2004 was primarily a result of the increase in our taxable income for the year. For further discussion, refer to Note 9 of the audited financial statements.
Selected Quarterly Consolidated Financial Information
          The following table sets forth our unaudited quarterly consolidated statements of operations for each of our last eight quarters. You should read these tables in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this prospectus. We have prepared this unaudited information on the same basis as our audited consolidated financial statements. These tables include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of our operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any subsequent periods.

									Predecessor

								Period from	Period from
	Altra Holdings, Inc.							December 1,	October 2,
								2004 to	2004 to
	September 29,	June 30,	March 31,	Dec. 31,	Sept. 30,	July 1,	April 1,	December 31,	November 30,
	2006	2006	2006	2005	2005	2005	2005	2004	2004

									(In thousands,
	(In thousands, except per share data)								except per
									share data)
Net sales	$112,953	$119,774	$114,784	$89,974	$85,155	$93,034	$95,302	$28,625	$46,338
Cost of sales	82,528	87,501	82,930	65,046	63,784	69,720	73,402	23,847	36,651

Gross profit	30,425	32,273	31,854	24,928	21,371	23,314	21,900	4,778	9,687
Selling, general and administrative and research and development expenses	20,858	20,382	19,931	16,678	16,094	16,456	16,935	9,351	8,996
Gain on curtailment of post- retirement benefit plan	(3,838)	—	—	—	—	—	—	—	—

Operating profit (loss)	13,405	11,891	11,923	8,250	5,277	6,858	4,965	(4,573)	691
Interest expense, net	6,567	6,374	6,441	4,867	4,876	4,902	4,869	1,612	702
Other expense (income), net	734	72	(159)	(20)	(10)	13	—	—	(28)

Income (loss) before income taxes	6,104	5,445	5,641	3,403	411	1,943	96	(6,185)	17
Provision for income taxes (benefit)	2,311	1,749	2,437	2,108	207	859	175	(292)	270

Net income (loss)	$3,793	$3,696	$3,204	$1,295	$204	$1,084	$(79)	$(5,893)	$(253)

Weighted average shares of common stock outstanding:
Basic	332	332	332	35	—	—	—	—	n/a
Diluted	19,370	19,413	19,362	19,050	18,540	18,186	—	—	n/a
Net income per share:
Basic	$11.42	$11.13	$9.65	$37.00	$—	$—	$—	$—	n/a
Diluted	$0.20	$0.19	$0.17	$0.07	$0.01	$0.06	$—	$—	n/a
Seasonality
          We experience seasonality in our turf and garden business, which in recent years has represented approximately 10% of our net sales. As our large OEM customers prepare for the spring season, our shipments generally start increasing in December, peak in February and March, and begin to decline in April and May. This allows our customers to have inventory in place for the peak consumer purchasing periods for turf and garden products. Our low season is typically June through November and our customers in the turf and garden market. Seasonality for the turf and garden business is also affected by weather and the level of housing starts.

Inflation
          Inflation can affect the costs of goods and services we use. The majority of the countries that are of significance to us, from either a manufacturing or sales viewpoint, have in recent years enjoyed relatively low inflation. The competitive environment in which we operate inevitably creates pressure on us to provide our customers with cost-effective products and services.
Liquidity and Capital Resources

Overview
          Historically, our Predecessor financed capital and working capital requirements through a combination of cash flows from operating activities and borrowings from financial institutions and its former parent company, Colfax. We finance our capital and working capital requirements through a combination of cash flows from operating activities and borrowings under our senior revolving credit facility. We expect that our primary ongoing requirements for cash will be for working capital, debt service, capital expenditures and pension plan funding. If additional funds are needed for strategic acquisitions or other corporate purposes, we believe we could borrow additional funds or raise funds through the issuance of equity securities or asset sales.

Borrowings
          In connection with the PTH Acquisition, we incurred substantial indebtedness. To partially fund the PTH acquisition, our subsidiary, Altra Industrial, issued $165.0 million of 9% senior secured notes, we issued $14.0 million of subordinated notes, or the CDPQ subordinated notes, to Caisse de dépôt et placement du Québec, or CDPQ, a limited partner of Genstar Capital Partners III, L.P., and Altra Industrial entered into a $30.0 million senior revolving credit facility. In connection with our acquisition of Hay Hall in February 2006, Altra Industrial issued £33.0 million of 11 1/4% senior notes. Based on an exchange rate of 1.7462 U.S. Dollars to U.K. pounds sterling (as of February 8, 2006), the proceeds from these notes were approximately $57.6 million. The notes are unsecured and are due in 2013. Interest on the 11 1/4% senior notes is payable in U.K. pounds sterling semiannually in arrears on February 15 and August 15 of each year, commencing August 15, 2006.
          As of September 29, 2006, we had $1.5 million outstanding under the CDPQ subordinated notes. As of September 29, 2006, Altra Industrial had outstanding $165.0 million of its 9% senior secured notes, $62.1 million of its 11 1/4% senior notes and had no outstanding borrowings and $2.4 million of outstanding letters of credit under its senior revolving credit facility. As of September 29, 2006, we had approximately $234.2 million of total indebtedness outstanding (including capital leases) which on an annualized basis results in approximately $23.9 million of interest expense.
          Altra Industrial’s senior revolving credit facility provides for senior secured financing of up to $30.0 million, including $10.0 million available for letters of credit. The senior revolving credit facility requires Altra Industrial to comply with a minimum fixed charge coverage ratio of 1.10 for the four quarter period ended December 31, 2005 and 1.20 for all four quarter periods thereafter when availability falls below $12.5 million.
          Altra Industrial and all of its domestic subsidiaries are borrowers, or Borrowers, under the senior revolving credit facility. Certain of our existing and subsequently acquired or organized domestic subsidiaries which are not Borrowers do and will guarantee (on a senior secured basis) the senior revolving credit facility. Obligations of the other Borrowers under the senior revolving credit facility and the guarantees are secured by substantially all of the Borrowers’ assets and the assets of each of our existing and subsequently acquired or organized domestic subsidiaries that is a guarantor of our obligations under the senior revolving credit facility (with such subsidiaries being referred to as the “U.S. subsidiary guarantors”), including but not limited to: (a) a first-priority pledge of all the capital stock of subsidiaries held by the Borrowers or any U.S. subsidiary guarantor (which pledge, in the case of any foreign subsidiary, will be limited to 100% of any non-voting stock and 65% of the voting stock of such foreign subsidiary) and (b) perfected first-priority security interests in and mortgages on substantially all tangible and intangible assets of each Borrower and U.S. subsidiary guarantor, including accounts receivable, inventory, equipment, general intangibles, investment property, intellectual property, real property (other than (i) leased real property and (ii) our existing and future real property located in the State of New York), cash and proceeds of the foregoing (in each case subject to materiality thresholds and other exceptions).
          We would suffer an event of default under the senior revolving credit facility for a change of control if: (i) after an initial public offering, a person or group, other than Genstar Capital and its affiliates, beneficially owns more than 35% of Altra Industrial’s stock and such amount is more than the amount of shares owned by Genstar Capital and its affiliates, (ii) Altra Industrial ceases to own or control 100% of each of its borrower subsidiaries, or (iii) a change of control occurs under the 9% senior secured notes; 11 1/4% senior notes or any other subordinated indebtedness.
          We would cause an event of default under the senior revolving credit facility if an event of default occurs under the indenture or if there is a default under any other indebtedness any Borrower may have involving an aggregate amount of $3 million or more and such default: (i) occurs at final maturity of such debt, (ii) allows the lender thereunder to accelerate such debt or (iii) causes such debt to be required to be repaid prior to its stated maturity. An event of default would also occur under the senior revolving credit facility if any of the indebtedness under the senior revolving credit facility ceases to be senior in priority to any of our other contractually subordinated indebtedness, including the obligations under the 9% senior secured notes and the 11 1/4% senior notes.
          Under the agreements governing Altra Industrial’s indebtedness, its subsidiaries are permitted to make dividend payments to Altra Industrial for use in its operations and to pay off its senior revolving credit facility and outstanding notes. Altra Industrial and its subsidiaries are restricted, however, from making dividend payments to Altra Holdings to pay off the CDPQ subordinated notes, subject to certain exceptions. As of September 29, 2006, Altra Industrial had prepaid approximately $12.5 million of the CDPQ subordinated notes on Altra Holdings’ behalf pursuant to these exceptions. The outstanding balance due under the CDPQ subordinated notes was paid in full on December 7, 2006. In addition, the first priority liens against Altra Industrial, its subsidiaries and their assets created by Altra Industrial’s indebtedness limits its ability to sell or transfer such subsidiaries or assets.
          As of September 29, 2006, we were in compliance with all covenant requirements associated with all of our borrowings.

Capital Expenditures
          We made capital expenditures of approximately $6.1 million and $3.4 million in the nine months ended September 29, 2006 and September 30, 2005, respectively and $6.2 million for fiscal year 2005. These capital expenditures will support on-going business needs. We expect to spend approximately $10 million on capital expenditures in each of 2006 and 2007.
          Our senior revolving credit facility imposes a maximum annual limit on our capital expenditures of $11.0 million for fiscal year 2006, $9.8 million for fiscal year 2007, $10.0 million for fiscal year 2008, and $10.3 million for fiscal year 2009 and each fiscal year thereafter, provided that unspent amounts from prior periods may be used in future fiscal years.

Pension Plans
          As of September 29, 2006, we had cash funding requirements associated with our pension plan which we estimated to be $0.6 million during the remainder of 2006, $3.6 million in 2007, $2.5 million in 2008 and $1.9 million annually thereafter until 2011. These amounts represent funding requirements for the previous pension benefits we provided our employees. In 2006, we eliminated pension benefits in one of our locations. These amounts are based on actuarial assumptions and actual amounts could be materially different. See Note 9 in the audited financial statements.

Comparative Cash Flows
          Cash and cash equivalents totaled $5.8 million at September 29, 2006 compared to $10.1 million at December 31, 2005. Net cash provided by operating activities for the nine months ended September 29, 2006 resulted mainly from cash provided by net income of $10.7 million and the add-back of non-cash depreciation, amortization and deferred financing costs of $12.0 million, loss on foreign currency of $0.5 million, stock based compensation expense of $0.4 million, deferred tax expense of $1.5 million, non-cash amortization of $2.3 million for inventory step-ups recorded as part of the Hay Hall Acquisition offset by a non-cash gain on the curtailment of a post-retirement benefit plan of $3.8 million, a net decrease in operating liabilities of $9.4 million, and by cash used from a net increase in operating assets of $3.2 million.
          Net cash used in investing activities of $60.4 million for the nine months ended September 29, 2006 resulted from $50.7 million used in the purchase of Hay Hall, $3.6 million used in the purchase of Bear Linear and $6.1 million used in the purchases of property, plant and equipment primarily for investment in manufacturing equipment.
          Net cash provided by financing activities of $45.0 million for the nine months ended September 29, 2006 consisted primarily of the proceeds of $57.6 million from the issuance of the 11 1/4% senior notes in connection with the Hay Hall Acquisition and the $2.5 million in proceeds from a mortgage on our German manufacturing facility offset by principal debt payments of $12.5 million, payment of debt issuance costs of $2.5 million and approximately $0.1 million of capital lease payments.
          Net cash flow used in operating activities, in the year to date period ended September 30, 2005 resulted mainly from cash provided by net income of $1.2 million and the add-back of non-cash depreciation, amortization and deferred financing costs of $9.7 million, non-cash amortization of $1.7 million for inventory step-ups recorded as part of the PTH Acquisition and cash provided by a net decrease in operating assets of $1.5 million offset by a net decrease in operating liabilities of $2.1 million.
          Net cash used in investing activities of $4.0 million for the year to date period ended September 30, 2005 resulted from $3.4 million used in the purchases of property, plant and equipment primarily for investment in manufacturing equipment and for the consolidation of our IT infrastructure and from the $0.7 million final payment related to the acquisition of Kilian offset by $0.1 million in proceeds from the sale of certain fixed assets.
          Net cash used in financing activities of $0.6 million for the year to date period ended September 30, 2005 resulted from $0.7 million in payments under capital lease agreements and payment of $0.2 million of paid-in-kind interest, partially offset by $0.3 million in proceeds from the sale of convertible preferred stock.
          Cash and cash equivalents totaled $10.1 million at December 31, 2005 compared to $4.7 million at December 31, 2004. The primary source of funds for fiscal 2005 was cash provided by operating activities of $12.0 million. Net cash flow provided by operating activities resulted mainly from cash provided by net income of $2.5 million, and the add-back of non-cash depreciation, amortization and deferred financing costs of $13.1 million, deferred tax expense of $0.2 million, amortization of deferred compensation expense of $0.1 million, non-cash amortization of $1.7 million for inventory step-ups recorded as part of the PTH Acquisition which was offset by cash used by a net decrease in operating liabilities of $3.8 million and by cash used from a net increase in operating assets of $1.8 million.
          Net cash used in investing activities of $5.2 million for the fiscal year ended December 31, 2005 resulted from $6.2 million of purchases of property, plant and equipment primarily for investment in manufacturing equipment and for the consolidation of our IT infrastructure and from the $0.7 million final payment related to the acquisition of Kilian, partially offset by the sale of manufacturing equipment with proceeds of approximately $0.1 million and the return of approximately $1.6 million of the purchase price for PTH.

          Net cash used by financing activities of $1.0 million for 2005 consisted primarily of payments of debt issuance expenses of $0.3 million, payment of $0.2 million of paid-in-kind interest and approximately $0.8 million of capital lease payments partially offset by proceeds of $0.4 million from the sale of preferred stock.
          Net cash flow provided by (used in) our Predecessor’s operating activities, in the 11 months ended November 30, 2004 and the year ended December 31, 2003 was $3.6 million and $(14.3) million, respectively. The increased cash flow provided by operating activities during 2004 was due primarily to increased sales and related operating results and a reduction in cash required to complete restructuring programs. The cash used in 2003 was primarily attributable to $13.9 million of cash required by the restructuring programs, an investment in inventories to support customer requirements during transition periods caused by restructuring programs and a reduction in accounts payable that had grown during 2002. See “Cost Savings and Productivity Enhancement Initiatives” for a description of the restructuring charges.
          Surplus property was sold which provided $4.4 million during the 11 months ended November 30, 2004 and $3.7 million in the year ended December 31, 2003.
          Our ability to make scheduled payments of principal and interest, to fund planned capital expenditures and to meet our pension plan funding obligations will depend on our ability to generate cash in the future. We believe that proceeds from this offering, cash flow from operations and available cash, together with available borrowings under our senior revolving credit facility will be adequate to meet our future liquidity requirements for the foreseeable future. However, our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.
          We cannot assure you that our business will generate sufficient cash flow from operations, that any revenue growth or operating improvements will be realized or that future borrowings will be available under our senior revolving credit facility in amounts sufficient to enable us to service our indebtedness or to fund our other liquidity needs. Our ability to access capital in the long term will depend on the availability of capital markets and pricing on commercially reasonable terms at the time we are seeking funds. In addition, our ability to borrow funds under our senior revolving credit facility will depend on our ability to satisfy the financial and non-financial covenants contained in that facility.

Debt Repayment
          During the nine month period ended September 29, 2006, Altra Industrial prepaid approximately $12.5 million of our debt owed to CDPQ on our behalf. The outstanding balance due under the CDPQ subordinated notes was paid in full on December 7, 2006. Altra Industrial also paid approximately $0.8 million and $0.8 million of interest and prepayment premium, respectively.
Contractual Obligations
          The following table is a summary of contractual obligations as of December 31, 2005 (in millions):

	Payments Due by Period

	2006	2007	2008	2009	2010	Thereafter

9% senior secured notes(1)	$—	$—	$—	$—	$—	$165.0
17% CDPQ subordinated notes(2)	—	—	—	—	—	14.0
Senior revolving credit facility(3)	—	—	—	—	—	—
Capital leases(4)	0.2	0.2	—	—	—	—
Operating leases(5)	2.7	2.3	1.4	0.7	0.5	1.5

Total contractual obligations	2.9	2.5	1.4	0.7	0.5	180.5

(1)	We have semi-annual cash interest requirements due on the 9% senior secured notes with $14.9 million payable in 2006, 2007, 2008, 2009, 2010 and thereafter.

(2)	We had quarterly interest requirements due on the 17% CDPQ subordinated notes. Interest was payable in cash or as paid-in-kind to be accrued against the outstanding principal balance at our discretion. During the nine months ended September 29, 2006 we paid $12.5 million of the 17% CDPQ subordinated notes. The outstanding balance due under the CDPQ subordinated notes was paid in full on December 7, 2006.

(3)	We have up to $30.0 million of borrowing capacity, through November 2009, under our senior revolving credit facility (including $10.0 million available for use for letters of credit). At September 29, 2006, we had no outstanding borrowings and $2.4 million of outstanding letters of credit under our senior revolving credit facility.

(4)	As of September 29, 2006 we had capital lease obligations of $0.2 million in 2006, $0.7 million in 2007, $0.4 million in 2008, $0.3 million in 2009, $0.2 million in 2010 and $0.3 million thereafter.

(5)	As of September 29, 2006 we had operating lease obligations of $0.6 million in 2006, $3.0 million in 2007, $1.9 million in 2008, $1.0 million in 2009, $0.6 million in 2010 and $1.5 million thereafter.
          In connection with the Hay Hall Acquisition on February 10, 2006, we issued £33.0 million of 11 1/4% senior notes. Assuming an exchange rate of 1.883 U.S. dollars per U.K. pound sterling as of September 29, 2006, the 11 1/4% senior notes have a principal value of $62.1 million. The principal balance is due in 2013. As of September 29, 2006, we have semi-annual cash interest requirements of $7.0 million payable in each of 2007, 2008, 2009 and 2010 and $17.5 million thereafter.
          In June, 2006, our German subsidiary entered into a mortgage on its building in Heidelberg, Germany, with a local bank. The mortgage has a principal of €2.0 million, an interest rate of 5.75% and is payable in monthly installments over 15 years.
          We have cash funding requirements associated with our pension plan. As of September 29, 2006, these requirements were estimated to be $0.6 million during the remainder of 2006, $3.6 million in 2007, $2.5 million in 2008 and $1.9 million annually thereafter until 2011.
Off-Balance Sheet Arrangements
          We do not have any off-balance sheet arrangements that provide liquidity, capital resources, market or credit risk support that expose us to any liability that is not reflected in our combined financial statements.
Stock-based Compensation
          We established the 2004 Equity Incentive Plan that provides for various forms of stock based compensation to our officers and senior level employees. We account for grants under this plan in accordance with the provisions of SFAS No. 123(R). As of September 29, 2006, we had 1,672,756 shares of unvested restricted stock. The remaining compensation cost to be recognized through 2011 is $4.8 million. Based on the initial public offering price of $13.50 per share, the intrinsic value of these awards as of September 29, 2006 was $27.1 million, of which $4.5 million related to vested shares and $22.6 million related to unvested shares.
Income Taxes
          We are subject to taxation in multiple jurisdictions throughout the world. Our effective tax rate and tax liability will be affected by a number of factors, such as the amount of taxable income in particular jurisdictions, the tax rates in such jurisdictions, tax treaties between jurisdictions, the extent to which we transfer funds between jurisdictions and repatriate income, and changes in law. Generally, the tax liability for each legal entity is determined either (a) on a non-consolidated and non-combined basis or (b) on a consolidated and combined basis only with other eligible entities subject to tax in the same jurisdiction, in either case without regard to the taxable losses of non-consolidated and non-combined affiliated entities. As a result, we may pay income taxes to some jurisdictions even though on an overall basis we incur a net loss for the period.

          We have completed an analysis of the American Jobs Creation Act that was passed by both the U.S. House of Representatives and Senate and signed by the President in October 2005. The Act provides a deduction that has the effect of reducing our tax rate and will be phased in over the next five years. As of the nine months ended September 29, 2006, there is no impact on our tax rate from the American Jobs Creation Act.
Critical Accounting Policies
          The methods, estimates and judgments we use in applying our critical accounting policies have a significant impact on the results we report in our financial statements. We evaluate our estimates and judgments on an on-going basis. Our estimates are based upon historical experience and assumptions that we believe are reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what our management anticipates and different assumptions or estimates about the future could change our reported results.
          We believe the following accounting policies are the most critical in that they are important to the financial statements and they require the most difficult, subjective or complex judgments in the preparation of the financial statements.
          Revenue Recognition. Sales and related cost of sales are recorded upon transfer of the title of the product and risk of loss, which occurs upon shipment to the customer, based on the invoice price less allowances for sales returns, cash discounts, and other deductions as required under GAAP. Collection is reasonably consistent with internal policy as determined through an evaluation of each customer’s ability to pay.
          Inventory. We value raw materials, work-in-progress and finished goods produced since inception at the lower of cost or market, as determined on a first-in, first-out (FIFO) basis. We periodically review the carrying value of the inventory and have at times determined that a certain portion of our inventories are excess or obsolete. In those cases, we write down the value of those inventories to their net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.
          Retirement Benefits. Pension obligations and other post retirement benefits are actuarially determined and are affected by several assumptions, including the discount rate, assumed annual rates of return on plan assets, and per capita cost of covered health care benefits. Changes in discount rate and differences from actual results for each assumption will affect the amounts of pension expense and other post retirement expense recognized in future periods.
          Goodwill and Intangible Assets. Intangible assets of our Predecessor consisted of goodwill, which represented the excess of the purchase price paid over the fair value of the net assets acquired. In connection with the PTH Acquisition, intangible assets were identified and recorded at their fair value, in accordance with Statement of Financial Accounting Standards, or SFAS No. 141, Business Combinations. We recorded intangible assets for customer relationships, trade names and trademarks, product technology and patents, and goodwill. In valuing the customer relationships, trade names and trademarks and product technology intangible assets, we utilized variations of the income approach. The income approach was considered the most appropriate valuation technique because the inherent value of these assets is their ability to generate current and future income. The income approach relies on historical financial and qualitative information, as well as assumptions and estimates for projected financial information. Projected information is subject to risk if our estimates are incorrect. The most significant estimate relates to our projected revenues. If we do not meet the projected revenues used in the valuation calculations then the intangible assets could be impaired. In determining the value of customer relationships, we reviewed historical customer attrition rates which were determined to be approximately 5% per year. Most of our customers tend to be long-term customers with very little turnover. While we do not typically have long-term contracts with customers, we have established long-term relationships with customers which make it extremely difficult for competitors to displace us. Additionally, we assessed historical revenue growth within our industry and customers’ industries in determining the value of customer relationships. The value of our customer relationships intangible asset could become impaired if future results differ significantly from any of the underlying assumptions. This could include a higher customer attrition rate or a change in industry trends such as the use of long-term contracts which we may not be able to obtain successfully. Customer relationships and product technology and patents are considered finite-lived assets, with estimated lives of 12 years and 8 years, respectively. The estimated lives were determined by calculating the number of years necessary to obtain 95% of the value of the discounted cash flows of the respective intangible asset. Goodwill and trade names and trademarks are considered indefinite lived assets. Trade names and trademarks were determined to be indefinite lived assets based on the criteria stated in paragraph 11 in SFAS No. 142, Goodwill and Other Intangible Assets. Other intangible assets include trade names and trademarks that identify us and differentiate us from competitors, and therefore competition does not limit the useful life of these assets. All of our brands have been in existence for over 50 years and therefore are not susceptible to obsolescence risk. Additionally, we believe that our trade names and trademarks will continue to generate product sales for an indefinite period. All indefinite lived intangible assets are reviewed at least annually to determine if an impairment exists. An impairment could be triggered by a loss of a major customer, discontinuation of a product line, or a change in any of the underlying assumptions utilized in estimating the value of the intangible assets. If an impairment is identified it will be recognized in that period.
          In accordance with SFAS No. 142, we will assess the fair value of our reporting units for impairment of intangible assets based upon a discounted cash flow methodology. Estimated future cash flows are based upon historical results and current market projections, discounted at a market comparable rate. If the carrying amount of the reporting unit exceeds the estimated fair value determined using the discounted cash flow calculation, goodwill impairment may be present. We would evaluate impairment losses based upon the fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets, and estimate the implied fair value of the intangible asset. An impairment loss would be recognized to the extent that a reporting unit’s recorded value of the intangible asset exceeded its calculated fair value.
          We have allocated goodwill and intangible assets arising from the application of purchase accounting for our Predecessor and Kilian acquisitions, and have allocated these assets across our reporting units. We evaluated our intangible assets at the reporting unit level at December 31, 2005 and found no evidence of impairment at that date. If the book value of a reporting unit exceeds its fair value, the implied fair value of goodwill is compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recorded in an amount equal to that excess. The fair value of a reporting unit is estimated using the discounted cash flow approach, and is dependent on estimates and judgments related to future cash flows and discount rates. If the actual cash flows differ significantly from the estimates used by management, we may be required to record an impairment charge to write down the goodwill to its realizable value.
          Long-lived Assets. Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying amount of a long-lived asset may not be recoverable and for all assets to be disposed. Long-lived assets held for use are reviewed for impairment by comparing the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value, and is charged to results of operations at that time. Assets to be disposed of are reported at the lower of the carrying amounts or fair value less cost to sell. Our management determines fair value using discounted future cash flow analysis. Determining market values based on discounted cash flows requires our management to make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates.
          Income Taxes. We record income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. We evaluate the realizability of our net deferred tax assets and assess the need for a valuation allowance on a quarterly basis. The future benefit to be derived from our deferred tax assets is dependent upon our ability to generate sufficient future taxable income to realize the assets. We record a valuation allowance to reduce our net deferred tax assets to the amount that may be more likely than not to be realized. To the extent we establish a valuation allowance, an expense will be recorded within the provision for income taxes line on the statement of operations. In periods subsequent to establishing a valuation allowance, if we were to determine that we would be able to realize our net deferred tax assets in excess of our net recorded amount, an adjustment to the valuation allowance would be recorded as a reduction to income tax expense in the period such determination was made.
Recently Issued Accounting Pronouncements
          In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, (“Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements”)(“SFAS 154”). SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The provisions of this Statement are effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005. The adoption of the provisions of SFAS 154 is not expected to have a material impact on the Company’s financial position or results of operations.
          In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”. SFAS No. 151, which is effective for the Company beginning January 1, 2006, SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) so that those items are recognized as current-period charges. This statement also requires the allocation of fixed production overhead costs based on the normal capacity of the production facilities regardless of the actual use of the facility. The Company does not believe that this statement will have any material impact on the Company’s financial position or results of operations.
          In June 2006, the FASB issued FASB Interpretation No. FIN 48, or FIN 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 will be effective for fiscal years beginning after December 15, 2006. We have not yet completed our evaluation of the impact of adoption on our financial position or results of operations.
          In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108 regarding the process of quantifying financial statement misstatements. SAB No. 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement. The interpretations in SAB No. 108 contain guidance on correcting errors under the dual approach as well as provide transition guidance for correcting errors. This interpretation does not change the requirements within SFAS No. 154, “Accounting Changes and Error Corrections-a replacement of APB No. 20 and FASB Statement No. 3,” for the correction of an error on financial statements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006, The Company does not expect the effect to be material.
          In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This pronouncement applies under other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not expect the effect to be material.
          In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This pronouncement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its statement of financial position. SFAS No. 158 also requires an employer to recognize changes in that funded status in the year in which the changes occur through comprehensive income. In addition, this statement requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The Company has not yet completed its evaluation of the impact of adoption on the Company’s financial position or results of operations.
Qualitative and Quantitative Information about Market Risk
          We are exposed to various market risk factors such as fluctuating interest rates and changes in foreign currency rates. At present, we do not utilize derivative instruments to manage this risk.

Foreign Currency Exchange Rate Risk
          Currency translation. The results of operations of our foreign subsidiaries are translated into U.S. dollars at the average exchange rates for each period concerned. The balance sheets of foreign subsidiaries are translated into U.S. dollars at the exchange rates in effect at the end of each period. Any adjustments resulting from the translation are recorded as other comprehensive income. As of December 31, 2005 and September 29, 2006, the aggregate total assets (based on book value) of foreign subsidiaries were $74.6 million and $137.0 million, respectively, representing approximately 25.1% and 36.7%, respectively, of our total assets (based on book value). Our foreign currency exchange rate exposure is primarily with respect to the Euro and British pounds sterling. The approximate exchange rates in effect at December 31, 2005 and September 29, 2006 were $1.19 and $1.27, respectively to the Euro. The approximate exchange rates in effect at December 31, 2005 and September 29, 2006 were $1.74 and $1.88, respectively to the British Pound Sterling. The result of a hypothetical 10% strengthening of the U.S. dollar against the Euro and British Pound Sterling would result in a decrease in the book value of the aggregate total assets of foreign subsidiaries of approximately $13.7 million as of September 29, 2006. The result of a hypothetical 10% strengthening of the U.S. dollar against the Euro and British Pound Sterling would result in a decrease in net income of approximately $0.6 million for the nine months ended September 29, 2006.
          Currency transaction exposure. Currency transaction exposure arises where actual sales and purchases are made by a business or company in a currency other than its own functional currency. Any transactional differences at an international location are accounted for on a monthly basis.

Interest rate risk
          We are subject to market exposure to changes in interest rates based on our financing activities. This exposure relates to borrowings under our senior revolving credit facility that are payable at prime rate plus 1.25% in the case of prime rate loans, or LIBOR rate plus 2.50%, in the case of LIBOR rate loans. As of September 29, 2006, we had no outstanding borrowings and $2.4 million of outstanding letters of credit under our senior revolving credit facility. Because we have no outstanding debt under our senior revolving credit facility, a hypothetical change in interest rates of 1% would not have a material effect on our near-term financial condition or results of operations. See “Description of Indebtedness.”

The Sarbanes-Oxley Act of 2002 and Material Weakness in Internal Control
          In connection with their audit of our fiscal 2005 financial statements, our independent auditors expressed concerns that as of the date of their opinion we were unable to report accurate financial information in a timely manner due to resource limitations of our financial staffing. Based upon the timely financial reporting required of a public company, the outside auditors informed senior management and the Audit Committee of the board of directors that they believe this is a material weakness in our internal controls. We are actively taking steps to address this material weakness. These steps include the recent hiring of a Director of Internal Audit and an SEC Manager and our prior hiring of a Corporate Controller, Director of Taxation and a Corporate Accountant. We believe that with the addition of these resources we should be able to deliver financial information on a timely basis.

BUSINESS
Our Company
          We are a leading global designer, producer and marketer of a wide range of MPT and motion control products serving customers in a diverse group of industries, including energy, general industrial, material handling, mining, transportation and turf and garden. Our product portfolio includes industrial clutches and brakes, enclosed gear drives, open gearing, couplings, engineered bearing assemblies, linear components and other related products. Our products are used in a wide variety of high-volume manufacturing processes, where the reliability and accuracy of our products are critical in both avoiding costly down time and enhancing the overall efficiency of manufacturing operations. Our products are also used in non-manufacturing applications where product quality and reliability are especially critical, such as clutches and brakes for elevators and residential and commercial lawnmowers. For the nine months ended September 29, 2006, we had net sales of $347.5 million, net income of $10.7 million and EBITDA of $46.9 million.
          We market our products under well recognized and established brand names, including Warner Electric, Boston Gear, Kilian Manufacturing, Nuttall Gear, Ameridrives, Wichita Clutch, Formsprag Clutch, Bibby Transmissions, Stieber, Matrix International, Inertia Dynamics, Twiflex Limited, Industrial Clutch, Huco Dynatork, Marland Clutch, Delroyd Worm Gear, Bear Linear and Saftek. Most of these brands have been in existence for over 50 years. According to the most recently published Motion Systems Design magazine survey, our brands, when taken together with brands in the same product category, have achieved the number one or number two position in terms of brand awareness in their respective product categories. We believe over 50% of our revenues for the nine months ended September 29, 2006 were generated from key products where we have the number one or number two market share position in the markets we serve.
          Our products are either incorporated into products sold by OEMs, sold to end users directly or sold through industrial distributors. We sell our products in over 70 countries to over 700 direct OEM customers and over 3,000 distributor outlets through our global sales and marketing network. Substantially all of our products are moving, wearing components which are consumed in use. Due to the complexity of many of our customers’ manufacturing operations and the high cost of process failure, our customers have demonstrated a strong preference to replace their worn Altra brand products with new Altra products. This replacement dynamic drives recurring replacement sales, resulting in aftermarket revenue that we estimate accounted for approximately 43% of our revenues for the nine months ended September 29, 2006.
          We are led by a highly experienced management team with over 425 years of cumulative industrial business experience and an average of 14 years with our companies. Our management team has established a proven track record of execution, successfully completing and integrating major strategic acquisitions and delivering significant growth in both revenues and profits. We employ a comprehensive business process called the ABS, which focuses on eliminating inefficiencies from every business process to improve quality, delivery and cost.
Our Industry
          Based on industry data supplied by Penton Information Services, we estimate that industrial power transmission products generated sales in the United States of approximately $30.3 billion in 2005. These products are used to generate, transmit, control and transform mechanical energy. The industrial power transmission industry can be divided into three areas: MPT products; motors and generators; and adjustable speed drives. We compete primarily in the MPT area which, based on industry data, we estimate was a $15.7 billion market in the United States in 2005.
          The global MPT market is highly fragmented, with over 1,000 small manufacturers. While smaller companies tend to focus on regional niche markets with narrow product lines, larger companies that each generate annual sales over $100 million offer a much broader range of products and have global capabilities. The industry’s customer base is broadly diversified across many sectors of the economy and typically places a premium on factors such as quality, reliability, availability and design and application engineering support. We believe the most successful industry participants are those that leverage their distribution network, their products’ reputations for quality and reliability and their service and technical support capabilities to maintain attractive margins on products and gain market share.
Our Strengths
          Leading Market Shares and Brand Names. We believe that we hold the number one or number two market position in key products across several of our core platforms. For example, under a report published by the Global Industry Analysts, Inc., we are one of the leading manufacturers of industrial clutches and brakes in the world. We believe that over 50% of our sales are derived from products where we hold the number one or number two share of in the markets we serve. Our brands, most of which have been in existence for more than 50 years, are widely known in the MPT product markets. We believe over 50% of our sales are generated from products where, according to the most recently published Motion Systems Design magazine survey, our brands on a consolidated basis have the number one or number two brand recognition in the markets we serve.
          Large Installed Base and Diversified OEM Customers Supporting Aftermarket Sales. With a history dating back to 1877 with the formation of Boston Gear, we believe we benefit from one of the largest installed customers bases in the industry. Given the moving, wearing nature of our products, which require regular replacement, our large installed base of products with a diversified group of end user customers, generates significant aftermarket replacement demand which creates a recurring revenue stream. Many of our products serve critical functions, where the cost of product failure would substantially exceed any potential cost reduction benefits from using cheaper, less proven parts. This end user preference and consistently recurring replacement demand in turn help to stabilize our revenue base from the cyclical nature of the broader economy. For the nine months ended September 29, 2006 we estimate that approximately 43% of our revenues were derived from aftermarket sales.
          Diversified End-Markets. Our revenue base has balanced exposure across a diverse mix of end user industries, including energy, general industrial, material handling, mining, transportation and turf and garden, which helps mitigate the impact of business and economic cycles. No single industry represented more than 10% of our total sales. In addition, for the nine months ended September 29, 2006, approximately 29% of our sales were from outside North America. Our geographic diversification is further enhanced because some of our products sold into the North American market are ultimately exported into international markets as part of the final product sold by the customer.
          Strong Relationship with Distributors and OEMs. We have over 700 direct OEM customers and enjoy established, long-term relationships with the leading MPT industrial distributors, critical factors that contribute to our high base of recurring aftermarket revenues. We sell our products through more than 3,000 distributor outlets worldwide. We believe our scale, end user preference and expansive product line make our product portfolio attractive to both large and multi-branch distributors, as well as regional and independent distributors in our industry.
          Experienced, High-Caliber Management Team. We are led by a highly experienced management team with over 425 years of cumulative industrial business experience and an average of 14 years with our companies. Our CEO, Michael Hurt, has over 39 years of experience in the MPT industry, while COO Carl Christenson has over 25 years of experience. Our management team has established a proven track record of execution, successfully completing and integrating major strategic acquisitions and delivering significant growth and profitability.
          The Altra Business System. We benefit from an established culture of lean management emphasizing quality, delivery and cost through the ABS. ABS is at the core of our performance-driven culture and drives both our strategic development and operational improvements. We estimate that in the period from January 1, 2005 through June 30, 2006, ABS has enabled us to achieve savings of over $5 million through various initiatives, including: (a) set-up time reduction and productivity improvement, (b) finished goods inventory reduction, (c) improved quality and reduction of internal scrap, (d) on-time delivery improvement, (e) utilizing value stream mapping to minimize work in process inventory and increase productivity and (f) headcount reductions. We believe these initiatives will continue to provide us with recurring annual savings. We intend to continue to aggressively implement operational excellence initiatives by utilizing the ABS tools throughout our company.
          Proven Product Development Capabilities. Our extensive application engineering know-how drives both new and repeat sales. Our broad portfolio of products, knowledge and expertise across various MPT applications allows us to provide our customers customized solutions to meet their specific needs. We are highly focused on developing new products in response to customer requirements. We employ approximately 170 non-manufacturing engineers involved with product development, research and development, test and technical customer support. Recent new product development examples include the Foot/ Deck Mount Kopper Kool Brake which was designed for very high heat dissipation in extremely rugged tensioning applications such as drawworks for oil and gas wells and anchoring systems for on-shore and off-shore drilling platforms.
Our Business Strategy
          We intend to continue to increase our sales through organic growth, expand our geographic reach and product offering through strategic acquisitions and improve our profitability through cost reduction initiatives. We seek to achieve these objectives through the following strategies:

•	Leverage Our Sales and Distribution Network. We intend to continue to leverage our relationships with our distributors to gain shelf space, further integrate our recently acquired brands with our core brands and sell new products. In addition, we intend to continue to actively pursue new OEM opportunities with innovative and cost-effective product designs and applications to help maintain and grow our aftermarket revenues. For example, in 2002 we launched a new product in the wrap spring category. Despite established competition within this particular category, we were able to quickly penetrate the market and we expect to exceed 15% in global market share in 2006 due to the strength of our Warner Electric brand. We seek to capitalize on customer brand preference for our products to generate pull-through aftermarket demand from our distribution channel. We believe this strategy also allows our distributors to achieve high profit margins, further enhancing our preferred position with them.

•	Focus our Strategic Marketing on New Growth Opportunities. We intend to expand our emphasis on strategic marketing to focus on new growth opportunities in key end user markets. Through a systematic process that leverages our core brands and products, we seek to identify attractive markets and product niches, collect customer and market data, identify market drivers, tailor product and service solutions to specific market and customer requirements and deploy resources to gain market share and drive future sales growth.

•	Accelerate New Product and Technology Development. We are highly focused on driving new product development across our business in response to customer needs in various markets. Through our strategic marketing efforts, we continually gain market and customer intelligence, which feeds new product and technology development initiatives that are designed to address particular needs or problems customers identify. This focus has allowed us to respond quickly to new market opportunities.

Recent new product development examples include the Foot/ Deck Mount Kopper Kool Brake, a new clutch brake design which significantly extends product life and can dramatically reduce blade stop time on commercial and residential lawn tractors, a new magnetic particle clutch designed to solve a number of long-standing performance issues on soft-drink bottle capping applications, and the RA10 speed reducer, designed for use in the rapidly growing market for armor-fitted military vehicles used by the US military. In total, we expect new products developed by us during the past three years to generate approximately $40 million in revenues in 2006.

•	Capitalize on Growth and Sourcing Opportunities in the Asia-Pacific Market. We intend to leverage our established sales offices in China, Taiwan and Singapore, as well as add representation in Japan and South Korea. We also intend to expand our manufacturing presence in Asia beyond our current plant in Shenzhen, China, to increase sales in the high-growth Asia-Pacific region. This region also offers opportunities for low-cost country sourcing of raw materials. During 2005, we sourced approximately 12% of our purchases from low-cost countries, resulting in average cost reductions of approximately 40% for these products. Within the next five years, we intend to utilize our sourcing office in Shanghai to significantly increase our current level of low-cost country sourced purchases. We may also consider opportunities to outsource some of our production from North American and Western European locations to Asia.

•	Continue to Improve Operational and Manufacturing Efficiencies through ABS. We believe we can continue to improve profitability through cost control, overhead rationalization, global process optimization, continued implementation of lean manufacturing techniques and strategic pricing initiatives. Our operating plan, based on manufacturing centers of excellence, provides additional opportunities to reduce costs by sharing best practices across geographies and business lines and by consolidating purchasing processes. We have implemented these principles with our recent acquisitions of Hay Hall and Bear Linear and intend to apply such principles to future acquisitions.

•	Pursue Strategic Acquisitions that Complement our Strong Platform. With our extensive MPT and motion control products, our strong customer and distributor relationships and our know-how in implementing lean enterprise initiatives through ABS, we have an ideal platform for acquiring and successfully integrating related businesses, as evidenced through our acquisition and integration of Hay Hall and Bear Linear. Management believes that there may be a number of attractive potential acquisition candidates in the future, in part due to the fragmented nature of the industry. We plan to continue our disciplined pursuit of strategic acquisitions to accelerate our growth, enhance our industry leadership and create value.
Products
          We produce and market a wide variety of MPT products. Our product portfolio includes industrial clutches and brakes, open and enclosed gearing, couplings, engineered bearing assemblies and other related power transmission components which are sold across a wide variety of industries. Our products benefit from our industry leading brand names including Warner Electric, Boston Gear, Kilian Manufacturing, Nuttall Gear, Ameridrives, Wichita Clutch, Formsprag Clutch, Bibby Transmissions, Stieber, Matrix International, Inertia Dynamics, Twiflex Limited, Industrial Clutch, Huco Dynatork, Marland Clutch, Delroyd Worm Gear, Bear Linear and Saftek. Our products serve a wide variety of end markets including aerospace, energy, food processing, general industrial, material handling, mining, petrochemical, transportation and turf and garden. We primarily sell our products to OEMs and through long-standing relationships with the industry’s leading industrial distributors such as Motion Industries, Applied Industrial Technologies, Kaman Industrial Technologies and W.W. Grainger. The following discussion of our products does not include detailed product category revenue because such information is not individually tracked by our financial reporting system and is not separately reported by our general purpose financial statements. Conducting a detailed product revenue internal assessment and audit would involve unreasonable effort and expense as revenue information by product line is not available. We maintain sales information by operating facility, but do not maintain any accounting sales data by product line.

          Our products, principal brands and markets and sample applications are set forth below:

Products	Principal Brands	Principal Markets	Sample Applications

Clutches and Brakes	Warner Electric, Wichita Clutch, Formsprag Clutch, Stieber Clutch, Matrix International, Inertia Dynamics, Twiflex Limited, Industrial Clutch, Marland Clutch	Aerospace, energy, material handling, metals, turf and garden, mining	Elevators, forklifts, lawn mowers, oil well drawworks, punch presses, conveyors
Gearing	Boston Gear, Nuttall Gear, Delroyd Worm Gear,	Food processing, material handling, metals, transportation	Conveyors, ethanol mixers, packaging machinery, rail car wheel drives
Engineered Couplings	Ameridrives, Bibby Transmissions	Energy, metals, plastics	Extruders, turbines, steel strip mills
Engineered Bearing Assemblies	Kilian Manufacturing	Aerospace, material handling, transportation	Cargo rollers, steering columns, conveyors
Power Transmission Components	Warner Electric, Boston Gear, Huco Dynatork, Bear Linear, Matrix International, Saftek	Material handling, metals, turf and garden	Conveyors, lawn mowers, machine tools
          Clutches and Brakes. Clutches are devices which use mechanical, magnetic, hydraulic, pneumatic, or friction type connections used to facilitate engaging or disengaging two rotating members. Brakes are combinations of interacting parts that work to slow or stop machinery. We manufacture a variety of clutches and brakes in three main product categories: electromagnetic, overrunning and heavy duty. Our core clutch and brake manufacturing facilities are located in Indiana, Illinois, Michigan, Texas, the United Kingdom, Germany, France and China.

•	Electromagnetic Clutches and Brakes. Our industrial products include clutches and brakes with specially designed controls for material handling, forklift, elevator, medical mobility, mobile off-highway, baggage handling and plant productivity applications. We also offer a line of clutch and brake products for walk-behind mowers, residential lawn tractors and commercial mowers. While industrial applications are predominant, we also manufacture several vehicular niche applications including on-road refrigeration compressor clutches and agricultural equipment clutches. We market our electromagnetic products under the Warner Electric, IDI and Matrix brand names.

•	Overrunning Clutches. Specific product lines include the Formsprag and Stieber indexing and backstopping clutches. Primary industrial applications include conveyors, gear reducers, hoists and cranes, mining machinery, machine tools, paper machinery, packaging machinery, pumping equipment and other specialty machinery. We market and sell these products under the Formsprag, Marland and Stieber brand names.

•	Heavy Duty Clutches and Brakes. Our heavy duty clutch and brake product lines serve various markets including metal forming, off-shore and land-based oil and gas drilling platforms, mining material handling, marine applications and various off-highway and construction equipment segments. Our line of heavy duty pneumatic, hydraulic and caliper clutches and brakes are marketed under the Wichita Clutch and Twiflex brand names.
          Gearing. Gears reduce the output speed and increase the torque of an electric motor or engine to the level required to drive a particular piece of equipment. These products are used in various industrial, material handling, mixing, transportation and food processing applications. Specific product lines include vertical and horizontal gear drives, speed reducers and increasers, high-speed compressor drives, enclosed custom gear drives, various enclosed gear drive configurations and open gearing products such as spur, helical, worm and miter/bevel gears. We design and manufacture a broad range of gearing products under the Boston Gear, Nuttall Gear and Delroyd Worm Gear brand names. We manufacture our gearing products at our facilities in New York and North Carolina and sell to a variety of end markets.
          Engineered Couplings. Couplings are the interface between two shafts, which enable power to be transmitted from one shaft to the other. Because shafts are often misaligned, we designed our couplings with a measure of flexibility that accommodates various degrees of misalignment. Our coupling product line includes gear couplings, high-speed disc and diaphragm couplings, grid couplings, universal joints and spindles. Our coupling products are used in the power generation, steel and custom machinery industries. We manufacture a broad range of coupling products under the Ameridrives and Bibby brand names. Our engineered couplings are manufactured in our facilities in Pennsylvania and the United Kingdom.
          Engineered Bearing Assemblies. Bearings are components that support, guide and reduce friction of motion between fixed and moving machine parts. Our engineered bearing assembly product line, includes ball bearings, roller bearings, thrust bearings, track rollers, stainless steel bearings, polymer assemblies, housed units and custom assemblies. We manufacture a broad range of engineered bearing products under the Kilian brand name. We sell bearing products to a wide range of end markets, including the general industrial and automotive markets, with a particularly strong OEM customer focus. We manufacture our bearing products at our facilities in New York and Canada.
          Power Transmission Components. Power transmission components are used in a number of industries to generate, transfer or control motion from a power source to an application requiring rotary or linear motion. Power transmission products are applicable in most industrial markets, including, but not limited to metals processing, turf and garden and material handling applications. Specific product lines include linear actuators, miniature and small precision couplings, air motors, friction materials and other various items. We manufacture or market a broad array of power transmission components under several businesses including Bear Linear, Huco Dynatork, Saftek, Boston Gear, Warner Electric and Matrix. Our core power transmission component manufacturing facilities are located in England, Scotland, Illinois, North Carolina, the United Kingdom and China.

•	Bear Linear. Bear Linear is a designer and manufacturer of rugged service electromechanical linear actuators for off-highway vehicles, agriculture, turf care, special vehicles, medical equipment, industrial and marine applications.

•	Huco Dynatork. Huco Dynatork is a leading manufacturer and supplier of a complete range of precision couplings, universal joints, rod ends and linkages.

•	Saftek. Saftek manufactures a broad range of high quality non-asbestos friction materials for industrial, marine, construction, agricultural and vintage and classic cars and motorcycles.

•	Other Accessories. Our Boston Gear, Warner Electric and Matrix businesses make or market several other accessories such as sensors, sleeve bearings, AC/ DC motors, adjustable speed drives, shaft accessories, face tooth couplings and fluid power components that are used in numerous end markets.
Research and Development and Product Engineering
          We closely integrate new product development with marketing, manufacturing and product engineering in meeting the needs of our customers. We have product engineering teams that work to enhance our existing products and develop new product applications for our growing base of customers that require custom solutions. We believe these capabilities provide a significant competitive advantage in the development of high quality industrial power transmission products. Our product engineering teams focus on:

•	lowering the cost of manufacturing our existing products;

•	redesigning existing product lines to increase their efficiency or enhance their performance; and

•	developing new product applications.

          Our continued investment in new product development is intended to help drive customer growth as we address key customer needs.
Sales and Marketing
          We sell our products in over 70 countries to over 700 direct OEM customers and over 3,000 distributor outlets. We offer our products through our direct sales force comprised of 101 company-employed sales associates as well as independent sales representatives. Our worldwide sales and distribution presence enables us to provide timely and responsive support and service to our customers, many of which operate globally, and to capitalize on growth opportunities in both developed and emerging markets around the world.
          We employ an integrated sales and marketing strategy concentrated on both key industries and individual product lines. We believe this dual vertical market and horizontal product approach distinguishes us in the marketplace allowing us to quickly identify trends and customer growth opportunities and deploy resources accordingly. Within our key industries, we market to OEMs, encouraging them to incorporate our products into their equipment designs, to distributors and to end users, helping to foster brand preference. With this strategy, we are able to leverage our industry experience and product breadth to sell MPT and motion control solutions for a host of industrial applications.
Distribution
          Our MPT components are either incorporated into end products sold by OEMs or sold through industrial distributors as aftermarket products to end users and smaller OEMs. We operate a geographically diversified business. For the nine months ended September 29, 2006, 71.2% of our net sales were derived from customers in North America, 20.8% from customers in Europe and 8.0% from customers in Asia and the rest of the world. Our global customer base is served by an extensive global sales network comprised of our sales staff as well as our network of over 3,000 distributor outlets.
          Rather than serving as passive conduits for delivery of product, our industrial distributors are active participants in influencing product purchasing decisions in the MPT industry. In addition, distributors play a critical role through stocking inventory of our products, which affects the accessibility of our products to aftermarket buyers. It is for this reason that distributor partner relationships are so critical to the success of the business. We enjoy strong established relationships with the leading distributors as well as a broad, diversified base of specialty and regional distributors.
Competition
          We operate in highly fragmented and very competitive markets within the MPT market. Some of our competitors have achieved substantially more market penetration in certain of the markets in which we operate, such as helical gear drives and couplings, and some of our competitors are larger than us and have greater financial and other resources. In particular, we compete with Emerson Power Transmission Manufacturing, L.P., Regal Beloit Corporation and Rockwell Automation. In addition, with respect to certain of our products, we compete with divisions of our OEM customers. Competition in our business lines is based on a number of considerations including quality, reliability, pricing, availability and design and application engineering support. Our customers increasingly demand a broad product range and we must continue to develop our expertise in order to manufacture and market these products successfully. To remain competitive, we will need to invest regularly in manufacturing, customer service and support, marketing, sales, research and development and intellectual property protection. We may have to adjust the prices of some of our products to stay competitive. In addition, some of our larger, more sophisticated customers are attempting to reduce the number of vendors from which they purchase in order to increase their efficiency. There is substantial and continuing pressure on major OEMs and larger distributors to reduce costs, including the cost of products purchased from outside suppliers such as us. As a result of cost pressures from our customers, our ability to compete depends in part on our ability to generate production cost savings and, in turn, find reliable, cost-effective outside component suppliers or manufacture our products.
Intellectual Property
          We rely on a combination of patents, trademarks, copyright and trade secret laws in the United States and other jurisdictions, as well as employee and third-party non-disclosure agreements, license arrangements and domain name registrations to protect our intellectual property. We sell our products under a number of registered and unregistered trademarks, which we believe are widely recognized in the MPT industry. With the exception of Boston Gear and Warner Electric, we do not believe any single patent, trademark or trade name is material to our business as a whole. Any issued patents that cover our proprietary technology and any of our other intellectual property rights may not provide us with adequate protection or be commercially beneficial to us and, if applied for, may not be issued. The issuance of a patent is not conclusive as to its validity or its enforceability. Competitors may also be able to design around our patents. If we are unable to protect our patented technologies, our competitors could commercialize technologies or products which are substantially similar to ours.
          With respect to proprietary know-how, we rely on trade secret laws in the United States and other jurisdictions and on confidentiality agreements. Monitoring the unauthorized use of our technology is difficult and the steps we have taken may not prevent unauthorized use of our technology. The disclosure or misappropriation of our intellectual property could harm our ability to protect our rights and our competitive position.
          Some of our registered and unregistered trademarks include: Warner Electric, Boston Gear, Kilian Manufacturing, Nuttall Gear, Ameridrives, Wichita Clutch, Formsprag Clutch, Bibby Transmissions, Stieber, Matrix International, Inertia Dynamics, Twiflex Limited, Industrial Clutch, Huco Dynatork, Marland Clutch, Delroyd Worm Gear, Bear Linear and Saftek.
Backlog
          Our backlog of unshipped orders was $133.2 million at September 29, 2006 and $102.0 million and $90.6 million at December 31, 2005 and December 31, 2004, respectively.
Employees
          As of September 29, 2006, we had approximately 2,600 full-time employees, of whom approximately 57% were located in the United States, 29% in Europe, and 14% in Asia. Approximately 21% of our full-time factory North American employees are represented by labor unions. In addition, approximately half of our employees in our facility in Scotland are represented by a labor union. The four U.S. collective bargaining agreements to which we are a party will expire on August 10, 2007, September 19, 2007, June 2, 2008 and February 1, 2009, while our agreement in Scotland expires on March 31, 2007. Two of the four U.S. collective bargaining agreements contain provisions for additional, potentially significant lump-sum severance payments to all employees covered by the agreements who are terminated as the result of a plant closing. See “Risk Factors — Risks Related to our Business — We may be subjected to work stoppages at our facilities, or our customers may be subjected to work stoppages, which could seriously impact the profitability of our business.”
          The remainder of our European facilities have employees who are generally represented by local and national social works councils which are common in Europe. Social works councils meet with employer industry associations every two to three years to discuss employee wages and working conditions. Our facilities in France and Germany often participate in such discussions and adhere to any agreements reached.

Properties
          In addition to our leased headquarters in Quincy, Massachusetts, we maintain 23 production facilities, ten of which are located in the United States, two in Canada, ten in Europe and one in China. The following table lists all of our facilities, other than sales offices and distribution centers, as of September 29, 2006 indicating the location, principal use and whether the facilities are owned or leased.

			Number of		Owned/	Lease
Location	Brand	Major Products	Employees(1)	Sq Ft.	Leased	Expiration

United States
South Beloit, Illinois(2)	Warner Electric	Electromagnetic Clutches & Brakes	222	104,288	Owned	N/A
Syracuse, New York	Kilian Manufacturing	Engineered Bearing Assemblies	157	97,000	Owned	N/A
Wichita Falls, Texas	Wichita Clutch	Heavy Duty Clutches and Brakes	113	90,400	Owned	N/A
Warren, Michigan	Formsprag	Overrunning Clutches	88	79,000	Owned	N/A
Erie, Pennsylvania	Ameridrives	Couplings	139	76,200	Owned	N/A
Columbia City, Indiana	Warner Electric	Electromagnetic Clutches & Brakes & Coils	132	35,000	Owned	N/A
Charlotte, North Carolina	Boston Gear	Gearing & Power Transmission Components	179	193,000	Leased	February 28, 2013
Niagara Falls, New York	Nuttall Gear	Gearing	129	155,509	Leased	March 31, 2008
Torrington, Connecticut	Inertia Dynamics	Electromagnetic Clutches & Brakes	112	32,000	Leased	May 31, 2007
Belvidere, IL	Bear Linear	Linear Actuators	11	21,000	Leased	June 30, 2009
Quincy, Massachusetts(2)(3)	Altra, Boston Gear	—	72	30,350	Leased	February 12, 2008
International
Heidelberg, Germany	Stieber	Overrunning Clutches	65	57,609	Owned	N/A
Saint Barthelemy, France	Warner Electric	Electromagnetic Clutches & Brakes	138	50,129	Owned	N/A
Bedford, England	Wichita Clutch	Heavy Duty Clutches and Brakes	42	49,000	Owned	N/A
Allones, France	Warner Electric	Electromagnetic Clutches & Brakes	53	38,751	Owned	N/A
Toronto, Canada	Kilian Manufacturing	Engineered Bearing Assemblies	74	29,000	Owned	N/A
Dewsbury, England	Bibby Transmissions	Couplings	109	26,100	Owned	N/A
Shenzhen, China	Warner Electric	Electromagnetic Clutches & Precision Components	331	112,271	Leased	December 15, 2008
Brechin, Scotland	Matrix International	Clutch Brakes, Couplings	111	52,500	Leased	February 28, 2011
Garching, Germany	Stieber	Overrunning Clutches	55	32,292	Leased	(4)
Toronto, Canada	Kilian Manufacturing	Engineered Bearing Assemblies	47	30,120	Leased	(5)
Twickenham, England	Twiflex	Heavy Duty Clutches and Brakes	52	27,500	Leased	September 30, 2009
Hertford, England	Huco Dynatork	Couplings, Power Transmission Components	60	13,565	Leased	July 31, 2007
Telford, England	Saftek	Friction Material	16	4,400	Leased	August 31, 2008

(1)	Includes full-time employees.
(2)	Certain employees at these locations provide general and administrative services for our other locations.
(3)	Corporate Headquarters and selective Boston Gear functions.
(4)	Must give the lessor twelve month notice for termination.
(5)	Month to month lease.
Suppliers and Raw Materials
          We obtain raw materials, component parts and supplies from a variety of sources, generally from more than one supplier. Our suppliers and sources of raw materials are based in both the United States and other countries and we believe that our sources of raw materials are adequate for our needs for the foreseeable future. We do not believe the loss of any one supplier would have a material adverse effect on our business or result of operations. Our principal raw materials are steel, castings and copper. We generally purchase our materials on the open market, where certain commodities such as steel and copper have increased in price significantly in recent years. We have not experienced any significant shortage of our key materials and have not historically engaged in hedging transactions for commodity suppliers.
Regulation
          We are subject to a variety of government laws and regulations that apply to companies engaged in international operations. These include compliance with the Foreign Corrupt Practices Act, U.S. Department of Commerce export controls, local government regulations and procurement policies and practices (including regulations relating to import-export control, investments, exchange controls and repatriation of earnings). We maintain controls and procedures to comply with laws and regulations associated with our international operations. In the event we are unable to remain compliant with such laws and regulations, our business may be adversely affected.
Environmental and Health and Safety Matters
          We are subject to a variety of federal, state, local, foreign and provincial environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances and wastes and the responsibility to investigate and cleanup contaminated sites that are or were owned, leased, operated or used by us or our predecessors. Some of these laws and regulations require us to obtain permits, which contain terms and conditions that impose limitations on our ability to emit and discharge hazardous materials into the environment and periodically may be subject to modification, renewal and revocation by issuing authorities. Fines and penalties may be imposed for non-compliance with applicable environmental laws and regulations and the failure to have or to comply with the terms and conditions of required permits. From time to time our operations may not be in full compliance with the terms and conditions of our permits. We periodically review our procedures and policies for compliance with environmental laws and requirements. We believe that our operations generally are in material compliance with applicable environmental laws and requirements and that any non-compliance would not be expected to result in us incurring material liability or cost to achieve compliance. Historically, the costs of achieving and maintaining compliance with environmental laws and requirements have not been material.
          Certain environmental laws in the United States, such as the federal Superfund law and similar state laws, impose liability for the cost of investigation or remediation of contaminated sites upon the current or, in some cases, the former site owners or operators and upon parties who arranged for the disposal of wastes or transported or sent those wastes to an off-site facility for treatment or disposal, regardless of when the release of hazardous substances occurred or the lawfulness of the activities giving rise to the release. Such liability can be imposed without regard to fault and, under certain circumstances, can be joint and several, resulting in one party being held responsible for the entire obligation. As a practical matter, however, the costs of investigation and remediation generally are allocated among the viable responsible parties on some form of equitable basis. Liability also may include damages to natural resources. We are not listed as a potentially responsible party in connection with any sites we currently or formerly owned or operated or any off-site waste disposal facility. There is contamination at some of our current facilities, primarily related to historical operations at those sites, for which we could be liable under these environmental laws. The potential for contamination exists due to historic activities at our other current or former sites. We currently are not undertaking any remediation or investigations and our costs or liability in connection with potential contamination conditions at our facilities cannot be predicted at this time because the potential existence of contamination has not been investigated or not enough is known about the environmental conditions or likely remedial requirements. Currently, other parties with contractual liability are addressing or have plans or obligations to address those contamination conditions that may pose a material risk to human health, safety or the environment. We are being indemnified by third parties subject to certain caps or limitations on the indemnification, for certain environmental costs and liabilities. Accordingly, based on the indemnification and the experience with similar sites of the environmental consultants who we have hired, we do not expect such costs and liabilities to have a material adverse effect on our business, operations or earnings.
Legal Proceedings
          We are, from time to time, party to various legal proceedings arising out of our business. These proceedings primarily involve commercial claims, product liability claims, intellectual property claims, environmental claims, personal injury claims and workers’ compensation claims. We cannot predict the outcome of these lawsuits, legal proceedings and claims with certainty. Nevertheless, we believe that the outcome of any currently existing proceedings, even if determined adversely, would not have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT
          Our directors and principal officers, and their positions and ages as of September 29, 2006, are as follows:

Name	Age	Position

Michael L. Hurt	61	Chief Executive Officer and Director
Carl R. Christenson	47	President and Chief Operating Officer
David A. Wall	48	Chief Financial Officer
Gerald Ferris	57	Vice President of Global Sales, Altra Industrial
Timothy McGowan	49	Vice President of Human Resources, Altra Industrial
Edward L. Novotny	54	Vice President and General Manager, Boston Gear, Overrunning Clutch, Huco
Craig Schuele	43	Vice President of Marketing and Business Development, Altra Industrial
Jean-Pierre L. Conte	43	Director
Richard D. Paterson	63	Director
Darren J. Gold	36	Director
Frank E. Bauchiero	71	Director
Larry McPherson	61	Director
          Michael L. Hurt, P.E. has been our Chief Executive Officer and a director since the formation of Altra in 2004. In November 2006, Mr. Hurt was elected as chairman of our board. During 2004, prior to our formation, Mr. Hurt provided consulting services to Genstar Capital and was appointed Chairman and Chief Executive Officer of Kilian in October 2004. From January 1991 to November 2003, Mr. Hurt was the President and Chief Executive Officer of TB Woods Incorporated, a manufacturer of industrial power transmission products. Prior to TB Woods, Mr. Hurt spent 23 years in a variety of management positions at the Torrington Company, a major manufacturer of bearings and a subsidiary of Ingersoll Rand. Mr. Hurt holds a B.S. degree in Mechanical Engineering from Clemson University and an M.B.A. from Clemson-Furman University.
          Carl R. Christenson has been our President and Chief Operating Officer since January 2005. From 2001 to 2005, Mr. Christenson was the President of Kaydon Bearings, a manufacturer of custom-engineered bearings and a division of Kaydon Corporation. Prior to joining Kaydon, Mr. Christenson held a number of management positions at TB Woods Incorporated and several positions at the Torrington Company. Mr. Christenson holds a M.S. and B.S. degree in Mechanical Engineering from the University of Massachusetts and a M.B.A. from Rensselaer Polytechnic.
          David A. Wall has been our Chief Financial Officer since January 2005. From 2000 to 2004, Mr. Wall was the Chief Financial Officer of Berman Industries, a manufacturer and distributor of portable lighting products. From 1994 to 2000, Mr. Wall was the Chief Financial Officer of DoALL Company, a manufacturer and distributor of machine tools and industrial supplies. Mr. Wall is a Certified Public Accountant and holds a B.S. degree in Accounting from the University of Illinois and a M.B.A. in Finance from the University of Chicago.
          Gerald Ferris has been Altra Industrial’s Vice President of Global Sales since November 2004 and held the same position with Power Transmission Holdings, LLC, our Predecessor, since March 2002. He is responsible for the worldwide sales of our broad product platform. Mr. Ferris joined our Predecessor in 1978 and since joining has held various positions. He became the Vice President of Sales for Boston Gear in 1991. Mr. Ferris holds a B.A. degree in Political Science from Stonehill College.

          Timothy McGowan has been Altra Industrial’s Vice President of Human Resources since November 2004 and held the same position with our Predecessor since June 2003. Prior to joining us, from 1994 to 1998 and again from 1999 to 2003 Mr. McGowan was Vice President, Human Resources for Bird Machine, part of Baker Hughes, Inc., an oil equipment manufacturing company. Before his tenure with Bird Machine, Mr. McGowan spent many years with Raytheon in various Human Resources positions. Mr. McGowan holds a B.A. degree in English from St. Francis College in Maine.
          Edward L. Novotny has been Altra Industrial’s Vice President and General Manager of Boston Gear, Overrunning Clutch, Huco since November 2004 and held the same position with our Predecessor since May 2001. Prior to joining our Predecessor in 1999, Mr. Novotny served in a plant management role and then as the Director of Manufacturing for Stabilus Corporation, an automotive supplier, since October 1990. Prior to Stabilus, Mr. Novotny held various plant management and production control positions with Masco Industries and Rockwell International. Mr. Novotny holds a B.S. degree in Business Administration from Youngstown State University.
          Craig Schuele has been Altra Industrial’s Vice President of Marketing and Business Development since November 2004 and held the same position with our Predecessor since July 2004. Prior to his current position, Mr. Schuele has been Vice President of Marketing since March 2002, and previous to that he was a Director of Marketing. Mr. Schuele joined our Predecessor in 1986 and holds a B.S. degree in management from Rhode Island College.
          Jean-Pierre L. Conte was elected as one of our directors in connection with the PTH Acquisition which occurred in November 2004. Mr. Conte also served as chairman of our board from November 2004 until November 2006. Mr. Conte is currently Chairman and Managing Director of Genstar Capital. Mr. Conte joined Genstar Capital in 1995. Prior to leading Genstar Capital, Mr. Conte was a principal for six years at the NTC Group, Inc., a private equity investment firm. He began his career at Chase Manhattan in 1985. He has served as a director and chairman of the board of PRA International, Inc. since 2000. Mr. Conte has also served as a director of Propex Fabrics, Inc. since December 2004 and as a director of Panolam Industries International, Inc. since September 2005. Mr. Conte holds a B.A. from Colgate University and an M.B.A. from Harvard University.
          Frank E. Bauchiero was elected as one of our directors in connection with the PTH Acquisition. Mr. Bauchiero serves on the Strategic Advisory Committee of Genstar Capital. Prior to joining Genstar Capital, from 1997 to 1999 Mr. Bauchiero was President and Chief Operating Officer of Walbro Corporation, a manufacturer of fuel storage and delivery systems for the automotive industry, and from 1987 to 1997 was President of Dana Corporation’s North American Industrial Operations.
          Darren J. Gold was elected as one of our directors in connection with the PTH Acquisition. Mr. Gold is currently a Principal of Genstar Capital. Mr. Gold joined Genstar Capital in 2000. Prior to joining Genstar Capital, Mr. Gold was an engagement manager with McKinsey & Company. He has served as a director at INSTALLS inc., LLC since 2002 and Panolam Industries International, Inc. since 2005. Mr. Gold holds a B.A. in Political Science and History from the University of California, Los Angeles and a J.D. from the University of Michigan.
          Larry McPherson was elected as one of our directors in January 2005. Prior to joining our board, Mr. McPherson was a Director of NSK Ltd. from 1997 until his retirement in 2003 and served as Chairman and CEO of NSK Europe from January 2002 to December 2003. In total he was employed by NSK Ltd. for 21 years and was Chairman and CEO of NSK Americas for the six years prior to his European assignment. Mr. McPherson continues to serve as an advisor to the board of directors of NSK Ltd. as well as a board member of McNaughton and Gunn, Inc. and of a privately owned printing company. Mr. McPherson earned his MBA from Georgia State and his undergraduate degree in Electrical Engineering from Clemson University.
          Richard D. Paterson was elected as one of our directors in connection with the PTH Acquisition. Since 1987, Mr. Paterson has been a Managing Director at Genstar Capital. Prior to joining Genstar

Capital, Mr. Paterson was a Senior Vice President and Chief Financial Officer of Genstar Corporation, a New York Stock Exchange listed company. He has served as a director of North American Energy Partners Inc. since 2005, Propex Fabrics, Inc. since 2004, American Pacific Enterprises, LLC since 2004, Woods Equipment Company since 2004 and INSTALLS inc, LLC since 2004. Mr. Paterson is a Chartered Accountant and holds a Bachelor of Commerce degree from Concordia University.
Board Composition
          Our board of directors currently consists of six members. Mr. McPherson is an “independent” director within the meaning of the rules of the NASDAQ and federal securities laws. At the time of listing, our board of directors will comply with the NASDAQ rules regarding independence requirements pursuant to an exemption from the requirement that a majority of the board members must be independent provided by Section 4350(a)(5) of the NASDAQ rules. After the completion of this offering, we expect some of our non-independent directors will be replaced so that the majority of our board of directors will be independent within 12 months of the effectiveness of this registration statement.
Committees of the Board of Directors
          Our board of directors has three standing committees: the audit committee, the nominating and corporate governance committee and the compensation committee.

Audit Committee
          The primary purpose of the audit committee is to assist the board’s oversight of:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	our independent auditors’ qualifications and independence;

•	the performance of our independent auditors and our internal audit function; and

•	the preparation of the report required to be prepared by the committee pursuant to SEC rules.
          Messrs. Richard D. Paterson, Darren J. Gold, and Larry McPherson serve on the audit committee. Mr. Paterson serves as chairman of our audit committee. Mr. McPherson qualifies as an independent “audit committee financial expert” as such term has been defined by the SEC in Item 401(h)(2) of Regulation S-K. Mr. Paterson and Mr. Gold are not considered to be “independent” directors as provided by the Rules of NASDAQ and the Securities Exchange Act of 1934, or the Exchange Act. The audit committee currently complies and at the time of listing will comply with NASDAQ and federal securities law independence requirements pursuant to an exemption from the requirement that all audit committee members must be independent provided by Section 4350(a)(5) of the NASDAQ Rules and Rule 10A-3(b)(1)(iv) of the Exchange Act. After the completion of this offering, we expect non-independent members of our audit committee will be replaced so that the majority of our audit committee will be independent within 90 days of the effectiveness of this registration statement. In addition, we expect that all of our audit committee members will be independent within one year from the effectiveness of this registration statement.

Nominating and Corporate Governance Committee
          The primary purpose of the nominating and corporate governance committee is to:

•	identify and to recommend to the board individuals qualified to serve as directors of our company and on committees of the board;

•	advise the board with respect to the board composition, procedures and committees;

•	develop and recommend to the board a set of corporate governance principles and guidelines applicable to us; and

•	oversee the evaluation of the board and our management.
          Messrs. Darren J. Gold, Richard D. Paterson and Larry McPherson serve on the nominating and corporate governance committee. Mr. Gold serves as chairman of the nominating and corporate governance committee. At the time of listing, our nominating and corporate governance committee will comply with NASDAQ rules regarding independence requirements pursuant to an exemption from the requirement that all nominating and corporate governance committee members must be independent provided by Section 4350(a)(5) of the NASDAQ rules. After the completion of this offering, we expect non-independent members of our nominating and corporate governance committee will be replaced so that the majority of our nominating and corporate governance committee will be independent within 90 days of the effectiveness of this registration statement. In addition, we expect that all of our nominating and corporate governance committee members will be independent within one year from the effectiveness of this registration statement.

Compensation Committee
          The primary purpose of our compensation committee is to oversee our compensation and employee benefit plans and practices and to produce a report on executive compensation as required by SEC rules. Messrs. Darren J. Gold, Richard D. Paterson and Larry McPherson serve on the compensation committee. Mr. Gold serves as chairman of the compensation committee. At the time of listing, our compensation committee will comply with NASDAQ rules regarding independence requirements pursuant to an exemption from the requirement that all compensation committee members must be independent provided by Section 4350(a)(5) of the NASDAQ rules. After the completion of this offering, we expect non-independent members of our compensation committee will be replaced so that the majority of our compensation committee will be independent within 90 days of the effectiveness of this registration statement. In addition, we expect that all of our compensation committee members will be independent within one year from the effectiveness of this registration statement.
Director Compensation
          All members of our board of directors are reimbursed for their usual and customary expenses incurred in connection with attending all board and other committee meetings. Messrs. Frank Bauchiero and Larry McPherson receive director fees of $40,000 per year. In January of 2005, each of Mr. Bauchiero and Mr. McPherson was also granted 34,125 shares of restricted common stock, which stock is subject to vesting over a period of five years.

Executive Compensation
          The following table sets forth all compensation paid to or incurred on our behalf of our Chief Executive Officer and each of our other four most highly compensated executive officers, or the named executive officers, during the fiscal year ended December 31, 2005. The compensation agreements for each of these officers that are currently in effect are described under the caption “— Employment Arrangements and Change of Control Arrangements” below.
Summary Compensation Table

						Long-Term
		Annual Compensation				Compensation

					Other	Restricted		All Other
Name and Principal Position	Year	Salary	Bonus		Annual	Stock Award(s)		Compensation

Michael L. Hurt	2005	$347,500	$446,375	(1)	—	$68,233	(4)	$12,600	(9)
Chief Executive Officer	2004	43,301	—		—	18,146	(12)	157,201	(13)
and Director	2003	—	—		—	—		—
Carl R. Christenson	2005	240,994	290,141	(2)	—	78,000	(5)	174,134	(10)
President and Chief	2004	—	—		—	—		—
Operating Officer	2003	—	—		—	—		—
David A. Wall	2005	208,523	149,925	(3)	—	39,000	(6)	51,145	(11)
Chief Financial Officer	2004	—	—		—	—		—
	2003	—	—		—	—		—
Edward L. Novotny	2005	183,614	112,378		—	19,500	(7)	12,600	(9)
Vice President and	2004	178,954	77,764		—	—		146,518	(14)
GM Boston Gear and	2003	174,930	24,980		—	—		—
Overrunning Clutch
Gerald Ferris	2005	174,882	67,007		—	19,500	(8)	10,500	(9)
Vice President of Global	2004	169,388	95,659		—	—		124,125	(15)
Sales — Altra Industrial	2003	164,401	32,429		—	—		—

(1)	Mr. Hurt was paid a signing bonus of $146,000 during 2005.
(2)	Mr. Christenson was paid a signing bonus of $120,000 during 2005.
(3)	Mr. Wall was paid a signing bonus of $10,000 during 2005.
(4)	Value at time of grant. The aggregate restricted stock holdings of Mr. Hurt at the end of 2005 were 458,233 shares with a value of $97,500. Restricted stock grants vest in five equal annual installments and include the right to receive dividends on such stock when declared by the board.
(5)	Value at time of grant. The aggregate restricted stock holdings of Mr. Christenson at the end of 2005 were 390,000 shares with a value of $78,000. Restricted stock grants vest in five equal annual installments and include the right to receive dividends on such stock when declared by the board.
(6)	Value at time of grant. The aggregate restricted stock holdings of Mr. Wall at the end of 2005 were 195,000 shares with a value of $39,000. Restricted stock grants vest in five equal annual installments and include the right to receive dividends on such stock when declared by the board.
(7)	Value at time of grant. The aggregate restricted stock holdings of Mr. Novotny at the end of 2005 was 97,500 shares with a value of $19,500. Restricted stock grants vest in five equal annual installments and include the right to receive dividends on such stock when declared by the board.
(8)	Value at time of grant. The aggregate restricted stock holdings of Mr. Ferris at the end of 2005 was 97,500 shares with a value of $19,500. Restricted stock grants vest in five equal annual installments and include the right to receive dividends on such stock when declared by the board.
(9)	Represents our 401k contribution on the officer’s behalf.

(10)	Mr. Christenson was reimbursed $161,534 in 2005 for costs related to his relocation and we made a $12,600 401k contribution on his behalf.
(11)	Mr. Wall was reimbursed $38,545 in 2005 for costs related to his relocation and we made a $12,600 401k contribution on his behalf.

(12)	Valued at time of grant. Restricted stock grants vest in five equal annual installments and include the right to receive dividends on such stock when declared by the board.
(13)	Includes a one-time consulting fee for services in connection with the PTH Acquisition and reimbursement of $32,201 for the payment of taxes.
(14)	Reflects a success bonus of $134,250 paid in November 2004 by Colfax Corporation upon the successful completion of the PTH Acquisition and a $12,268 401k contribution.
(15)	Reflects a success bonus paid in November 2004 by Colfax Corporation upon the successful completion of the PTH Acquisition.

Compensation Committee Interlocks and Insider Participation
          During our last completed fiscal year, none of our executive officers served on our compensation committee or served on the compensation committee or board of directors of any other company of which any of our directors is an executive officer.
          In January 2005, Mr. Frank Bauchiero, a member of our Compensation Committee, received a one-time consulting fee of $75,000 for certain consulting and advisory services rendered to us in connection with the PTH Acquisition. In addition, Mr. Richard Paterson and Mr. Darren Gold are employees of Genstar Capital, our largest stockholder. Please see “Certain Relationships and Related Transactions” for a description of Genstar Capital’s relationship with us.
Equity Incentive Plan
          In connection with the PTH Acquisition, we adopted an equity incentive plan that permits the grant of restricted stock, stock units, stock appreciation rights, cash, non-qualified stock options and incentive stock options to purchase shares of our common stock. The equity incentive plan was subsequently amended to increase the number of shares of common stock, par value $0.001 per share, that may be issued there under. Currently, the maximum number of shares of our common stock that may be issued under the terms of the equity incentive plan is 3,004,256 and the maximum number of shares that may be subject to “incentive stock options” (within the meaning of Section 422 of the Code) is 1,750,000 shares. A committee appointed by our board of directors administers the equity incentive plan and has discretion to establish the specific terms and conditions for each award. Our employees, consultants and directors are eligible to receive awards under our equity incentive plan. Stock options, stock appreciation rights, restricted stock, stock units and cash awards may constitute performance-based awards in accordance with Section 162(m) of the Code at the discretion of the committee. Any grant of restricted stock under our plan may be subject to vesting requirements, as provided in its applicable award agreement, and will generally vest in five equal annual installments. The committee may provide that any time prior to a change in control, any outstanding stock options, stock appreciation rights, stock units and unvested cash awards shall immediately vest and become exercisable and any restriction on restricted stock awards or stock units shall immediately lapse. In addition, the committee may provide that all awards held by participants who are in our service at the time of the change of control, shall remain exercisable for the remainder of their terms notwithstanding any subsequent termination of a participant’s service. All awards shall be subject to the terms of any agreement effecting a change of control. Other than Mr. Hurt’s grants, upon a participant’s termination of employment (other than for cause), unless the board or committee provides otherwise: (i) any outstanding stock options or stock appreciation rights may be exercised 90 days after termination, to the extent vested, (ii) unvested restricted stock awards and stock units shall expire and (iii) cash awards and performance-based awards shall be forfeited. Under the terms of amendments to his restricted stock agreements, in the event Mr. Hurt’s employment is terminated by us other than for cause, or terminates for good reason, death or disability all of his unvested restricted stock awards shall vest automatically.

Pension Plan
          Gerald Ferris and Craig Schuele previously participated in the Colfax PT Pension Plan; however, on December 31, 1998, their participation in and benefits accrued under such plan were frozen. Under the provisions of the plan, upon reaching the normal retirement age of 65, Messrs. Ferris and Schuele will receive annual payments of approximately $38,700 and $10,800 respectively. These amounts were determined from a formula set forth in the plan and are based upon (i) a participant’s years of service, (ii) a participant’s compensation at the time the plan was frozen, and (iii) a standard set of benefit percentage multipliers. As part of the PTH Acquisition, we were obligated to assume certain liabilities of the Colfax PT Pension Plan, including such future payments to Messrs. Ferris and Schuele, and established a new plan, the Altra Industrial Motion, Inc. Retirement Plan to do so. Participation in and the benefits under the Altra Industrial Motion Retirement Plan have been frozen at identical levels to the Colfax PT Pension Plan. See “Risk Factors — Risks Relating to Our Business — We face additional costs associated with our post-retirement and post-employment obligations to employees which could have an adverse effect on our financial condition.”
Severance Agreements
          PTH Severance Agreements. We assumed severance agreements with certain executive officers upon the completion of the PTH Acquisition. Each of the severance agreements provided that, subject to the executive’s execution of a general release of claims and the executive’s compliance with certain other restrictive covenants, if the executive was terminated during the first year of employment after the PTH Acquisition by us without “cause” or by the executive for “good reason” (each as defined in the severance agreements), we would pay the executive a severance benefit equal to the executive’s annual base salary as of the closing date for a specified amount of time ranging from nine months to 12 months. If an executive timely elected continuation coverage under our health care and dental plans, subject to the executive’s continued co-payment of the applicable premiums, we would continue to pay our share of the health care and dental premiums during the period of salary continuation. Continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, would commence after the period of salary continuation. Any severance benefit would cease upon the executive’s obtaining other full-time employment at a rate of pay equal to or greater than 75% of the executive’s base salary at the time of termination of employment.
          During the first quarter of 2005, two executives with severance agreements were terminated. The amount paid by us under the severance agreements was approximately $0.3 million.
          The remaining severance agreements expired on November 30, 2005.
          Transition Agreements. We have entered into transition agreements with four of our executive officers (including Messrs. Ferris, McGowan, Novotny and Schuele). Each of the agreements provides that, subject to the executive’s execution of a general release of claims and the executive’s compliance with certain other restrictive covenants, if the executive is terminated during the first year of employment, after the sale of the company or such executive’s business unit, by us without “cause” or by the executive for “good reason” (each as defined in the transition agreement), we would pay the executive a severance benefit equal to the executive’s annual base salary for a specified amount of time ranging from nine months to 12 months. If an executive timely elected continuation coverage under our health care and dental plans, subject to the executive’s continued co-payment of the applicable premiums, we would continue to pay our share of the health care and dental premiums during the period of salary continuation. Continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, would commence after the period of salary continuation. Any severance benefit would cease upon the executive’s obtaining other full-time employment.

Option/ SAR Grants in Last Fiscal Year
          There were no option/ SAR grants in 2005.
Employment Agreements and Change of Control Arrangements
          Three of our senior executives, Michael Hurt, Carl Christenson and David Wall, entered into employment agreements with us and Altra Industrial in early January 2005. Mr. Hurt’s employment agreement was subsequently amended in December 2006. Under the terms of his employment agreement, Mr. Hurt has a three-year term, following which the agreement automatically renews for one-year terms unless either party terminates the agreement upon six months prior notice to such renewal date. Under the terms of their respective employment agreements, Messrs. Christenson and Wall have five-year terms. The employment agreements contain usual and customary restrictive covenants, including 12 month non-competition provisions and non-solicitation/no hire of employees or customers provisions, non-disclosure of proprietary information provisions and non-disparagement provisions. In the event of a termination without “cause” or departure for “good reason,” the terminated senior executives are entitled to severance equal to 12 months salary plus an amount equal to their pro-rated bonus for the year of termination. In addition, upon such termination all of Mr. Hurt’s unvested restricted stock received from our 2004 Equity Incentive Plan shall automatically vest. Mr. Hurt, Mr. Christenson and Mr. Wall will receive annual base salaries of $373,000, $275,000 and $230,000, respectively, in 2006 and each is eligible to receive an annual performance bonus of up to 60%, 50% and 40% of their annual base salary, respectively.
          Under the agreements, each senior executive is also eligible to participate in all compensation or employee benefit plans or programs and to receive all benefits and perquisites for which salaried employees of Altra Industrial generally are eligible under any current or future plan or program on the same basis as other senior executives of Altra Industrial.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Equity Investments
          Genstar & CDPQ Purchase. In connection with the PTH Acquisition, the Genstar Funds and Caisse de dépôt et placement du Québec, or CDPQ, purchased approximately 26.3 million shares of our preferred stock for approximately $26.3 million.
          The Kilian Transactions. Prior to our organization, the Genstar Funds formed Kilian to facilitate an acquisition of the Kilian Manufacturing Corporation from Timken U.S. Corporation. Michael L. Hurt, our CEO, purchased 5,000 shares of Kilian preferred stock at a price of $100 per share upon its formation. In addition, Mr. Hurt served as CEO of Kilian and received 2,922 shares of Kilian restricted common stock pursuant to Kilian’s equity incentive plan. On October 22, 2004, Kilian acquired Kilian Manufacturing Corporation from Timken U.S. Corporation for $8.8 million in cash and the assumption of $12.2 million of debt.
          Prior to the consummation of the PTH Acquisition, the Genstar Funds determined that the Kilian and PTH businesses should be combined. Consequently, concurrently with the consummation of the PTH Acquisition, the Genstar Funds, Michael L. Hurt, our CEO, and certain other Kilian investors exchanged all of their Kilian preferred stock, at a value of $8.8 million, for an additional 8.8 million shares of our preferred stock. In addition, members of Kilian’s management who had received a total of 8,767 shares of Kilian restricted common stock, exchanged all such shares for a total of 439,057 shares of our restricted common stock pursuant to our equity incentive plan. As part of this exchange, Mr. Hurt exchanged his 5,000 shares of Kilian preferred stock for 500,000 shares of our preferred stock and his 2,922 shares of Kilian restricted common stock for 146,336 shares of our restricted common stock. The Kilian preferred stock and restricted common stock we received from these exchanges represented all of the outstanding ownership interests in Kilian.
          Contribution to Altra. All of the cash and Kilian stock we received from such sales of our preferred stock and the exchange of our restricted common stock were contributed to Altra Industrial, and the cash portion thereof provided a portion of the funds necessary to complete the PTH Acquisition.
          Employee Grants and Sales. In January 2005 and January 2006, we issued an aggregate of 1,394,165 shares and 39,000 shares, respectively, of our restricted common stock to members of our management pursuant to our equity incentive plan. In addition, in August 2006 we issued 203,899 shares of our restricted common stock to our CEO and 103,857 shares of our restricted common stock to our President and COO, in each case, pursuant to our equity incentive plan.
          In 2005, subsequent to their date of hire, Mr. Christenson and Mr. Wall also purchased 300,000 and 100,000 shares of our preferred stock for a purchase price of $300,000 and $100,000, respectively.
          Preferred Conversion. After the completion of this offering, all outstanding shares of our preferred stock will automatically convert into shares of our common stock on a one share of common stock for every two shares of preferred stock outstanding basis. The Genstar Funds will own 34.6% of our common stock and CDPQ will own 9.3% of our common stock.
Genstar Advisory Services Agreement
          In connection with the PTH Acquisition, we entered into an advisory services agreement with Genstar Capital, L.P., an affiliate of Genstar Management LLC, for management, business strategy, consulting and financial advisory and acquisition related services to be provided to us and our subsidiaries. The agreement provides for the payment to Genstar Capital, L.P. of an annual fee of $1 million (payable quarterly) for advisory and other consulting services. In addition, we pay Genstar Capital, L.P. an advisory fee of 2% of the aggregate consideration relating to any merger, acquisition, disposition or other strategic transactions, as approved by our board of directors, plus reimbursement of out-of-pocket expenses, including legal fees. Upon an initial public offering of our common stock, the agreement provides we will pay Genstar Capital L.P. an advisory fee of $3.0 million in lieu of the 2% advisory fee. Pursuant to the agreement in November 2004 we paid Genstar Capital, L.P. a transaction fee of $4.0 million and an expense reimbursement of $0.4 million upon the consummation of the PTH Acquisition. In addition, in connection with our acquisition of Hay Hall in February 2006, we paid Genstar Capital, L.P. a transaction fee of $1.0 million. The agreement also provides for indemnification of Genstar Capital, L.P. against liabilities and expenses arising out of Genstar’s performance of services under the agreement. Following the completion of this offering and our payment of the $3.0 million fee to Genstar Capital L.P., the advisory services agreement will automatically terminate.
CDPQ Subordinated Notes Investment
          In connection with the PTH Acquisition, CDPQ entered into a note purchase agreement with us, pursuant to which CDPQ purchased $14.0 million of our subordinated notes, to provide a portion of the funds necessary to complete the transaction. The subordinated notes:

•	accrue payment-in-kind interest at an annual rate of 17%, provided that we may in our sole discretion pay such interest in whole or in part in cash to the extent allowed under the terms of the indenture governing the notes;

•	mature on November 30, 2019;

•	are redeemable at our option prior to maturity at specified prepayment premiums; and

•	are redeemable at the option of the holder at 101% of the principal amount with accrued interest in the event of a change of control of us or any of Altra Industrial.
          Altra Industrial prepaid debt principal of approximately $12.5 million during the first nine months of fiscal 2006 on our behalf and also paid approximately $0.8 million and $0.8 million of prepayment premium and accrued interest, respectively during the first nine months of fiscal 2006. The outstanding balance under the CDPQ subordinated notes was paid in full on December 7, 2006.
Management Consulting Service Fees
          Following the consummation of the PTH Acquisition, our board of directors granted, and Michael Hurt, our Chief Executive Officer, and Frank Bauchiero, one of our directors, were paid, one-time consulting fees of $125,000 and $75,000, respectively, for certain consulting and advisory services rendered to us in connection with the PTH Acquisition.
Severance Agreements
          Upon completion of the PTH Acquisition, we assumed severance agreements with certain of our named executive officers as described in “Management — Severance Agreements.” As of December 31, 2005 all severance agreements had expired.
Indebtedness of Management
          On January 10, 2006, Altra Industrial loaned David A. Wall, our Chief Financial Officer, $100,000 at an interest rate of 4.05%, the company’s then current rate of funds. The loan was paid in full and terminated on March 22, 2006.
Stockholders Agreement
          We have entered into an agreement with our stockholders that grants certain rights to and places certain limitations on the actions of our stockholders. These rights and restrictions generally include (i) restrictions on the right to sell or transfer our stock, (ii) the Genstar Funds’ rights of first refusal and drag-along rights with respect to sales of shares by other stockholders, (iii) the stockholders’ rights to participate in the sale of the our shares by the Genstar Fund (a co-sale right), (iv) the stockholders’ right of first offer with respect to additional sales of shares by us and (v) the Genstar Funds’ right to designate all of our directors. In addition, stockholders who are part of our management are subject to non-

competition and non-solicitation provisions and also grant us and the Genstar Funds the right to repurchase their shares upon their termination of employment. The right of first offer does not apply to this offering.
          Upon the completion of this offering, certain significant provisions of the stockholders agreement will terminate automatically, including the rights of first refusal, drag-along rights, co-sale rights, rights of first offer, and the Genstar Funds’ right to designate our directors. In addition, shares held by members of our management will no longer be subject to a repurchase right upon termination. Members of management will remain subject to the non-competition and non-solicitation provisions following the offering.
Registration Rights Agreement
          We entered into a registration rights agreement pursuant to which we have agreed to register for sale under the Securities Act shares of our common stock in the circumstances described below. This agreement provides some stockholders with the right to require us to register common stock owned by them.
          Demand Rights. The holders of a majority of the shares of common stock issued to the Genstar Funds or any affiliate thereof, or the Genstar Holders, acting as a single group, have the right to require us to register all of the Genstar Holders’ beneficial interests in our common stock, or the Genstar Securities, under the Securities Act. We call the right to require us to register the Genstar Securities a demand right, and the resulting registration a demand registration. The Genstar Holders may make an unlimited number of such demands for registration on Form S-1 or, if available to us, on Form S-3. Holders of piggyback rights, described below, may include shares they own, subject to certain restrictions, in a demand registration.
          Piggyback Rights. Our stockholders who are a party to the agreement, including the Genstar Funds, CDPQ and stockholders who are members of management, can request to participate in, or “piggyback” on, registrations of any of our securities for sale by us. We call this right a piggyback right, and the resulting registration a piggyback registration. The piggyback right applies to any registration other than, among other things, a registration on Form S-4 or Form S-8 or in an initial public offering.
Bear Linear Acquisition
          On May 18, 2006, Altra Industrial entered into a purchase agreement with Bear Linear and certain of its members to purchase the business and substantially all of the assets of Bear Linear for $5.0 million. We based the value of Bear Linear on a multiple of the estimated future earnings of the business. Bear Linear was founded by its three members in 2001 and manufactured high value-added linear actuators for mobile off-highway and industrial applications. One of the three members of Bear Linear, Robert F. Bauchiero, is the son of one of our directors, Frank E. Bauchiero. The Board of Directors of Altra Industrial unanimously approved the acquisition of Bear Linear which was conducted by arms length negotiations between the parties.

PRINCIPAL AND SELLING STOCKHOLDERS
          The following table sets forth information, as of the date of this prospectus, regarding the beneficial ownership of our common stock immediately prior to the completion of this offering and as adjusted to reflect the sale of the shares of common stock in this offering by:

•	each person that is a beneficial owner of more than 5% of our outstanding common stock;

•	each of our named executive officers;

•	each of our directors and director nominees;

•	all directors and executive officers as a group; and

•	each of the selling stockholders.
          Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 19,754,257 shares of common stock outstanding as of the date of this prospectus, and 23,087,591 shares of common stock outstanding after the completion of this offering. Unless indicated otherwise in the footnotes, the address of each individual listed in the table is c/o Altra Holdings, Inc., 14 Hayward Street, Quincy, Massachusetts 02171.

							Number of Shares
	Number of Shares			Number of Shares			Beneficially
	Beneficially			Beneficially			Owned After
	Owned Prior to			Owned After the		Number of	Exercise of
	the Offering(1)		Number of	Offering		Over-	Over-allotment
			Shares			allotment
Name and Address of Beneficial Owner	Number	%	Offered	Number	%	Shares	Number	%

5% Stockholders and Selling Stockholders:
Genstar Capital Partners III, L.P.(2)	12,540,500	63.5%	4,824,121	7,716,379	33.4%	903,247	6,813,132	29.5%
Caisse de dépôt et placement du Québec(3)	3,500,000	17.7%	1,346,391	2,153,609	9.3%	252,093	1,901,516	8.2%
Other Selling Stockholders:
Stargen III, L.P.(4)	452,001	2.3%	173,877	278,124	1.2%	32,556	245,568	1.1%
William J. Duff(7)(8)	153,000	*	15,300	137,700	*	7,650	130,050	*
Donald S. Wierbinski(7)(9)	66,500	*	6,650	59,850	*	3,325	56,525	*
Thomas Tatarczuch(10)	50,000	*	5,000	45,000	*	2,500	42,500	*
Mark Stuebe(7)(11)	46,500	*	4,650	41,850	*	2,325	39,525	*
David Zietlow(7)(12)	39,000	*	3,900	35,100	*	1,950	33,150	*
Lee Hess(13)	25,000	*	2,500	22,500	*	1,250	21,250	*
Thomas Hunt(14)	25,000	*	2,500	22,500	*	1,250	21,250	*
Virginia Christenson(15)	12,500	*	1,250	11,250	*	625	10,625	*
Executive Officers and Directors:
Michael L. Hurt(7)(16)	941,399	4.8%	94,140	847,259	3.7%	141,210	706,049	3.1%
Carl Christenson(7)(17)	631,357	3.2%	63,136	568,221	2.5%	31,568	536,653	2.3%
David Wall(7)(18)	245,000	1.2%	24,500	220,500	*	12,250	208,250	*
Edward L. Novotny(7)(19)	140,000	*	14,000	126,000	*	7,000	119,000	*
Craig Schuele(7)(20)	122,500	*	12,250	110,250	*	6,125	104,125	*
Gerald Ferris(7)(21)	122,500	*	12,250	110,250	*	6,125	104,125	*
Timothy McGowan(7)(22)	34,250	*	3,425	30,825	*	1,713	29,112	*
Jean-Pierre L. Conte(2)	12,992,501	65.8%	4,997,998	7,994,503	34.6%	935,803	7,058,700	30.6%
Richard D. Paterson(2)	12,992,501	65.8%	4,997,998	7,994,503	34.6%	935,803	7,058,700	30.6%
Darren J. Gold(5)	—	—	—	—	—	—	—	—
Frank Bauchiero(5)(6)(7)	409,125	2.1%	40,913	368,212	1.6%	61,369	306,843	1.3%
Larry McPherson(7)(23)	159,125	*	15,913	143,212	*	23,869	119,343	*
All directors and executive officers as a group	15,797,757	80.0%	5,278,525	10,519,232	45.6%	1,227,032	9,292,200	40.2%

*	Less than one percent (1%).

(1)	Number of shares of common stock listed gives effect to the automatic conversion of shares of our preferred stock into shares of our common stock on a one share of common stock for every two shares of preferred stock outstanding basis. All shares of our issued and outstanding preferred stock were issued at a price of $1.00 per share (equivalent to $2.00 per common share on a converted basis).

(2)	Genstar Capital exercises investment discretion and control over the shares held by Genstar Capital Partners III, L.P., a Delaware limited partnership (“Genstar III”), Jean-Pierre L. Conte, the chairman and a managing director of Genstar Capital, and Richard D. Paterson, a managing director of Genstar Capital, may be deemed to share beneficial ownership of the shares shown as beneficially owned by Genstar III. Each of Mr. Conte and Mr. Paterson disclaims such beneficial ownership except to the extent of his pecuniary interest therein. The address of Genstar III is Four Embarcadero Center, Suite 1900, San Francisco, California 94111. On November 30, 2004, Genstar III purchased 25,080,999 shares of preferred stock for $25,080,999.

(3)	CDPQ is a limited partner of Genstar III and its address is 1000 place Jean-Paul-Riopelle, Montreal, Quebec. Luc Houle, Senior Vice President, Investments— Manufacturing Sector and Louise Lalonde, Investment Director— Manufacturing, exercise voting and investment control over such shares and may be deemed to beneficially own the shares. Mr. Houle and Ms. Lalonde disclaim beneficial ownership of all such shares. On November 30, 2004, CDPQ purchased 7,000,000 shares of preferred stock for $7,000,000.

(4)	Genstar Capital exercises investment discretion and control over the shares held by Stargen III, L.P., a Delaware limited partnership, Jean-Pierre L. Conte, the chairman and a managing director of Genstar Capital, and Richard D. Paterson, a managing director of Genstar Capital, may be deemed to share beneficial ownership of the shares shown as beneficially owned by Stargen III, L.P. Each of Mr. Conte and Mr. Paterson disclaims such beneficial ownership except to the extent of his pecuniary interest therein. The address of Stargen III, L.P. is Four Embarcadero Center, Suite 1900, San Francisco, California 94111. On November 30, 2004, Stargen III, L.P. purchased 904,001 shares of preferred stock for $904,001.

(5)	Mr. Bauchiero is a Strategic Advisor and Mr. Gold is a Principal of Genstar III. Mr. Bauchiero and Mr. Gold do not directly or indirectly have or share voting or investment power or the ability to influence voting or investment power over the shares shown as beneficially owned by Genstar III.

(6)	On January 6, 2005, Frank Bauchiero MKC Worldwide, a limited liability company wholly-owned by Mr. Bauchiero, purchased 750,000 shares of preferred stock for $750,000. These shares will automatically convert into 375,000 shares of common stock in connection with the consummation of the offering. Mr. Bauchiero received a grant of 34,125 shares of restricted common stock on January 6, 2005. Of the shares being sold by Mr. Bauchiero, 6,825 shares are being sold from his holdings of restricted common stock and the remainder are being sold by Frank Bauchiero MKC Worldwide.

(7)	Includes restricted common stock (par value $0.001 per share) granted pursuant to our equity incentive plan for services rendered.

(8)	On November 30, 2004, Mr. Duff received a grant of 78,000 shares of restricted common stock. On November 30, 2004, Mr. Duff purchased 150,000 shares of preferred stock for $150,000. All of the shares being sold by Mr. Duff will be common stock issuable upon the automatic conversion of shares of preferred stock owned by him.

(9)	On November 30, 2004, Mr. Wierbinski received a grant of 39,000 shares of restricted common stock. On November 30, 2004, Mr. Wierbinski purchased 55,000 shares of preferred stock for $55,000. All of the shares being sold by Mr. Wierbinski will be common stock issuable upon the automatic conversion of shares of preferred stock owned by him.

(10)	On November 30, 2004, Mr. Tatarczuch purchased 100,000 shares of preferred stock for $100,000.

(11)	On January 6, 2005, Mr. Stuebe received a grant of 39,000 shares of restricted common stock. On January 6, 2005, Mr. Stuebe purchased 15,000 shares of preferred stock for $15,000. All of the shares being sold by Mr. Stuebe will be common stock issuable upon the automatic conversion of shares of preferred stock owned by him.

(12)	On January 6, 2005, Mr. Zietlow received a grant of 39,000 shares of restricted common stock.

(13)	On January 6, 2005, Mr. Hess purchased 50,000 shares of preferred stock for $50,000.

(14)	On January 6, 2005, Mr. Hunt purchased 50,000 shares of preferred stock for $50,000.

(15)	In September 2006, Mrs. Christenson acquired 25,000 shares of preferred stock from Mr. Christenson.

(16)	Mr. Hurt received grants of 146,335, 341,165 and 203,899 shares of restricted common stock on November 30, 2004, January 6, 2005 and August 30, 2006, respectively. On November 30, 2004, Mr. Hurt purchased 500,000 shares of preferred stock for $500,000. All of the shares being sold by Mr. Hurt will be common stock issuable upon the automatic conversion of shares of preferred stock owned by him.

(17)	Mr. Christenson received grants of 390,000 and 103,857 shares of restricted common stock on January 25, 2005 and August 30, 2006, respectively. On May 6, 2005, Mr. Christenson purchased 300,000 shares of preferred stock for $300,000. All of the shares being sold by Mr. Christenson will be common stock issuable upon the automatic conversion of shares of preferred stock owned by him.

(18)	Mr. Wall received a grant of 195,000 shares of restricted common stock on January 25, 2005. On November 18, 2005, Mr. Wall purchased 100,000 shares of preferred stock for $100,000. All of the shares being sold by Mr. Wall will be common stock issuable upon the automatic conversion of shares of preferred stock owned by him.

(19)	Mr. Novotny received a grant of 97,500 shares of restricted common stock on January 6, 2005. On January 6, 2005, Mr. Novotny purchased 85,000 shares of preferred stock for $85,000. All of the shares being sold by Mr. Novotny will be common stock issuable upon the automatic conversion of shares of preferred stock owned by him.

(20)	Mr. Schuele received a grant of 97,500 shares of restricted common stock on January 6, 2005. On January 6, 2005, Mr. Schuele purchased 50,000 shares of preferred stock for $50,000. All of the shares being sold by Mr. Schuele will be common stock issuable upon the automatic conversion of shares of preferred stock owned by him.

(21)	Mr. Ferris received a grant of 97,500 shares of restricted common stock on January 6, 2005. On January 6, 2005, Mr. Ferris purchased 50,000 shares of preferred stock for $50,000. All of the shares being sold by Mr. Ferris will be common stock issuable upon the automatic conversion of shares of preferred stock owned by him.

(22)	Mr. McGowan received a grant of 29,250 shares of restricted common stock on January 6, 2005. On January 6, 2005, Mr. McGowan purchased 10,000 shares of preferred stock for $10,000. All of the shares being sold by Mr. McGowan will be common stock issuable upon the automatic conversion of shares of preferred stock owned by him, except that if the over-allotment option is exercised in full, 138 of the shares being sold by him in the over-allotment will be from his restricted common stock.

(23)	Mr. McPherson received a grant of 34,125 shares of restricted common stock on January 6, 2005. On January 6, 2005, Mr. McPherson purchased 250,000 shares of preferred stock for $250,000. All of the shares being sold by Mr. McPherson will be common stock issuable upon the automatic conversion of shares of preferred stock owned by him.

DESCRIPTION OF CAPITAL STOCK
          Upon completion of this offering, our authorized capital stock will consist of 90,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of October 31, 2006, there were 2,004,256 shares of common stock issued and outstanding (out of 50,000,000 authorized) and 35,500,000 shares of preferred stock issued and outstanding (out of 40,000,000 authorized). As of October 31, 2006, there were fourteen holders of record of our common stock and eighteen holders of record of our preferred stock. All of our outstanding shares of preferred stock will automatically convert into shares of common stock on the effective date of this offering on a one share of common stock for every two shares of preferred stock outstanding basis.
          All of our existing stock is, and the shares of common stock being offered by us in this offering will be, upon payment therefore, validly issued, fully paid and nonassessable. The discussion set forth below describes the most important terms of our capital stock, certificate of incorporation and bylaws as will be in effect upon completion of this offering. Because it is only a summary, this section does not contain all the information that may be important to you. For a complete description you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.
Common Stock
          Voting Rights. The holders of our common stock are entitled to one vote per share on all matters submitted for action by the stockholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, a holder of more than 50% of the shares of our common stock can, if it so chooses, elect all of our directors. In that event, the holders of the remaining shares will not be able to elect any directors.
          Dividend Rights. All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources, subject to the terms of any outstanding preferred stock.
          Liquidation Rights. Upon liquidation or dissolution of our company, whether voluntary or involuntary, all shares of our common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations, including any then-outstanding preferred stock.
          Other Matters. The holders of our common stock have no preemptive or conversion rights, and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.
Preferred Stock
          Our board of directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any of the preferred stock.
Certain Anti-Takeover, Limited Liability and Indemnification Provisions
          Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or one of its committees.
          No Action without Meeting. Our certificate of incorporation and bylaws provide that action required or permitted to be taken by our stockholders at any special or annual meeting of stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a written consent of stockholders in lieu of a duly called meeting.
          Special Meetings. Our certificate of incorporation and bylaws provide that, except as otherwise required by statute or future rights, if any, of the holders of any series of preferred stock, special meetings of the stockholders may only be called by our board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.
          No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting of shares.
          Delaware Anti-Takeover Law. We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, certain “business combinations” between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

•	the corporation has elected in its certificate of incorporation not to be governed by Section 203;

•	the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before such stockholder became an interested stockholder;

•	upon consummation of the transaction that made such stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

•	the business combination is approved by the board of directors of the corporation and authorized at a meeting by two-thirds of the voting stock which the interested stockholder did not own.
          The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.
          Limitation of Officer and Director Liability and Indemnification Arrangements. Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law.

Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
          This charter provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws. The certificate also generally provides that we shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such proceeding. An officer or director shall not be entitled to indemnification by us if:

•	the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests; or

•	with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.
          These charter and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control of Altra Holdings, Inc.
Registration Rights
          For a description of the registration rights that will be held by certain of our stockholders following this offering, see “Certain Relationships and Related Transactions — Registration Rights Agreement.”
Corporate Opportunity
          Our certificate of incorporation provides that our principal equity sponsor, Genstar Capital LLC, has no obligation to offer us an opportunity to participate in business opportunities presented to the sponsor or its affiliates, even if the opportunity is one that we might reasonably have pursued, and that neither the sponsor nor its affiliates will be liable to us or our stockholders for any breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of our company.
Listing
          Our common stock has been approved for listing on The Nasdaq Global Market under the symbol “AIMC.”
Transfer Agent and Registrar
          American Stock Transfer Company is the transfer agent and registrar for the common stock.

DESCRIPTION OF INDEBTEDNESS
Senior Revolving Credit Facility
          We summarize below the principal terms of the agreements that govern our senior revolving credit facility. This summary is not a complete description of all of the terms of the agreements.
          General. On November 30, 2004, the Borrowers entered into a senior revolving credit facility with the lenders signatory thereto and Wells Fargo Foothill, Inc., as the arranger and administrative agent. The senior revolving credit facility is in an aggregate amount of up to $30.0 million. Up to $10.0 million of the senior revolving credit facility is available in the form of letters of credit and amounts repaid under the senior revolving credit facility may be reborrowed (subject to satisfaction of the applicable borrowing conditions, including availability under a borrowing base formula) at any time prior to the maturity of the senior revolving credit facility, which will be November 30, 2009. Our availability under the senior revolving credit facility is based on a formula that calculates the borrowing base, based on a percentage of the value of accounts receivable, inventory, owned real property and equipment, subject to customary eligibility requirements and net of customary reserves. All borrowings are subject to the satisfaction of customary conditions, including delivery of borrowing notice, accuracy of representations and warranties in all material respects and absence of defaults. Proceeds of the senior revolving credit facility will be used to provide working capital and for general corporate purposes, including permitted acquisitions, if any, and general corporate needs.
          Interest and Fees. Borrowings under the senior revolving credit facility bear interest, at our option, at the prime rate plus 1.25%, in the case of prime rate loans, or the LIBOR rate plus 2.50%, in case of LIBOR rate loans. At no time will the indebtedness under the senior revolving credit facility bear interest at a rate per annum less than 3.75%.
          We will pay 2.0% per annum on all outstanding letters of credit, unused revolver fees in an amount equal to 0.375% per year on the unused commitments under the senior revolving credit facility, and servicing fees of $10,000 per quarter. These fees are payable quarterly in arrears and upon the maturity or termination of the commitments, calculated based on the number of days elapsed in a 360-day year. We paid a one-time closing fee of $375,000 to Wells Fargo Foothill, Inc. and approximately $1.2 million of related accounting, legal and other professional fees.
          Guarantees and Collateral. Certain of our existing and subsequently acquired or organized domestic subsidiaries which are not Borrowers do and will guarantee (on a senior secured basis) the senior revolving credit facility. Obligations of the other Borrowers under the senior revolving credit facility and the guarantees are secured by substantially all of the Borrowers’ assets and the assets of each of our existing and subsequently acquired or organized domestic subsidiaries that is a guarantor of our obligations under the senior revolving credit facility (with such subsidiaries being referred to as the “U.S. subsidiary guarantors”), including but not limited to: (a) a first-priority pledge of all the capital stock of subsidiaries held by all of the Borrowers or any U.S. subsidiary guarantor (which pledge, in the case of any foreign subsidiary, will be limited to 100% of any non-voting stock and 65% of the voting stock of such foreign subsidiary) and (b) perfected first-priority security interests in and mortgages on substantially all of the tangible and intangible assets of each Borrower and U.S. subsidiary guarantor, including accounts receivable, inventory, equipment, general intangibles, investment property, intellectual property, real property (other than (i) leased real property and (ii) the Borrowers’ existing and future real property located in the State of New York), cash and proceeds of the foregoing (in each case subject to materiality thresholds and other exceptions).
          Covenants and Other Matters. The senior revolving credit facility requires us to comply with a minimum fixed charge coverage ratio (when availability falls below $12,500,000) of 1.10 for the four quarter period ended December 31, 2005 and 1.20 for all four quarter periods thereafter. There is a maximum annual limit on capital expenditures of $11.0 million for fiscal year 2006, $9.8 million for fiscal year 2007, $10.0 million for fiscal year 2008, and $10.3 million for fiscal year 2009 and each fiscal year thereafter, provided that unspent amounts from prior periods may be used in future fiscal years.

          We would suffer an event of default under the senior revolving credit facility for a change of control if: (i) prior to an initial public offering, 50% of Altra Industrial’s voting stock is no longer beneficially owned by Genstar Capital, L.P. and its affiliates, (ii) after an initial public offering, if a person or group, other than Genstar Capital, L.P. and its affiliates, beneficially owns more than 35% of Altra Industrial’s stock and such amount is more than the amount of shares owned by Genstar Capital, L.P. and its affiliates, (iii) Altra Industrial ceases to own or control 100% of each of its borrower subsidiaries, or (iv) a change of control occurs under the notes or any other subordinated indebtedness.
          We would cause an event of default under the senior revolving credit facility if an event of default occurs under the indenture or if there is a default under any other indebtedness any Borrower may have involving an aggregate amount of $3 million or more and such default: (i) occurs at final maturity of such debt, (ii) allows the lender thereunder to accelerate such debt or (iii) causes such debt to be required to be repaid prior to its stated maturity. An event of default would also occur under the senior revolving credit facility if any of the indebtedness under the senior revolving credit facility ceases to be senior in priority to any of our other contractually subordinated indebtedness, including the obligations under the 9% senior secured notes and the 11 1/4% senior notes.
          The senior revolving credit facility contains customary representations and warranties and affirmative covenants.
9% Senior Secured Notes due 2011
          As of September 29, 2006, our wholly owned subsidiary, Altra Industrial, had outstanding 9% senior secured notes in an aggregate principal amount of $165.0 million. The 9% senior secured notes are general obligations and are secured on a second-priority basis, equally and ratably, by security interests in substantially all our assets (other than certain excluded assets) and all of our capital stock, subject only to first-priority liens securing our senior credit facility and other permitted prior liens. Except with respect to payments from the liquidation of collateral securing the first-priority liens as held by our senior revolving credit facility, the 9% senior secured notes are pari passu in right of payment with all of our senior indebtedness, but to the extent of the security interests, effectively senior to all of our unsecured indebtedness, including the 11 1/4% senior notes, and unsecured trade credit. The 9% senior secured notes are senior in right of payment to any future subordinated indebtedness and are unconditionally guaranteed by all of Altra Industrial’s existing and future domestic restricted subsidiaries.
          The indenture governing our 9% senior secured notes contains covenants which restrict our restricted subsidiaries. These restrictions limit or prohibit, among other things, their ability to:

•	incur additional indebtedness;

•	repay subordinated indebtedness prior to stated maturities;

•	pay dividends on or redeem or repurchase stock or make other distributions;

•	issue capital stock;

•	make investments or acquisitions;

•	sell certain assets or merge with or into other companies;

•	restrict dividends, distributions or other payments from our subsidiaries;

•	sell stock in our subsidiaries;

•	create liens;

•	enter into certain transactions with stockholders and affiliates; and

•	otherwise conduct necessary corporate activities.
          In addition, if we experience a change of control, Altra Industrial will be required to offer to purchase all of the outstanding 9% senior secured notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase. Under the indenture governing the 9% senior secured notes, a change of control will have occurred if, after an initial public offering, a person or group, other than Genstar Capital, L.P. and its affiliates, beneficially owns more than 35% of Altra Industrial’s stock and such amount is more than the amount of shares owned by Genstar Capital, L.P. and its affiliates.
11 1/4% Senior Notes due 2013
          As of September 29, 2006, Altra Industrial had outstanding 11 1/4% senior notes in an aggregate principal amount of £33 million. The 11 1/4% senior notes are our general obligations. The 11 1/4% senior notes are junior to all of our secured indebtedness, including the 9% senior secured notes. The senior are unconditionally guaranteed by all of our existing and future domestic restricted subsidiaries.
          The indenture governing our 11 1/4% senior notes contains covenants which restrict our restricted subsidiaries. These restrictions limit or prohibit, among other things, their ability to:

•	incur additional indebtedness;

•	repay subordinated indebtedness prior to stated maturities;

•	pay dividends on or redeem or repurchase stock or make other distributions;

•	sell certain assets or merge with or into other companies;

•	restrict dividends, distributions or other payments from our subsidiaries;

•	create liens;

•	enter into certain transactions with stockholders and affiliates; and

•	otherwise conduct necessary corporate activities.
          If we experience a change of control, Altra Industrial will be required to offer to purchase all of the outstanding 11 1/4% senior notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase. Under the indenture governing the 11 1/4% senior notes, a change of control will have occurred if, after an initial public offering, a person or group, other than Genstar Capital, L.P. and its affiliates, beneficially owns more than 35% of our stock and such amount is more than the amount of shares owned by Genstar Capital, L.P. and its affiliates.
CDPQ Subordinated Note
          In connection with the PTH Acquisition, we issued $14.0 million of subordinated notes to CDPQ. During the nine month period ended September 29, 2006, Altra Industrial prepaid approximately $12.5 million of our debt owed to CDPQ and also paid approximately $0.8 million and $0.8 million of interest and prepayment premium, respectively. The outstanding balance due under the CDPQ subordinated notes was paid in full on October 7, 2006.
Mortgage
          In June 2006, our German subsidiary, Stieber GmbH, entered into a mortgage on its building in Heidelberg, Germany with a local bank. The mortgage has a principal of €2.0 million and an interest rate of 5.75% and is payable in monthly installments over 15 years.
Capital Leases
          We have entered into capital leases for certain buildings and equipment. As of September 29, 2006 we had approximately $2.1 million of outstanding capital lease obligations.

SHARES ELIGIBLE FOR FUTURE SALE
          Prior to the offering, there has been no public market for our common stock. If our stockholders sell substantial amounts of our common stock, in the public market following the offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.
          Upon completion of the offering, we will have outstanding an aggregate of 23,087,591 shares of our common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, all of the shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. This leaves 13,087,591 shares eligible for sale in the public market, all of which are subject to the lock-up arrangement described below.
Rule 144
          In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 230,876 shares immediately after the offering; or

•	the average weekly trading volume of our common stock on the NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
          Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 144(k)
          Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Lock-Up Agreements
          All of our officers, and directors and stockholders have entered into lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, except for shares sold in this offering by the selling stockholders, for a period of 180 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters. The 180-day period is subject to extension as described under “Underwriting.”
Rule 701
          In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration of Shares under Stock Plans
          Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock issued or issuable upon the exercise of stock options or the settlement of restricted stock awards under the equity incentive plan granted after the date hereof. As of the date of the prospectus, we have 1,000,000 shares reserved but unissued under the equity incentive plan. Shares issued upon the exercise of stock options or the settlement of other equity awards after the effective date of the applicable Form S-8 registration statement under which such shares are registered will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up arrangements described above. See “Management — Equity Incentive Plan.”
MATERIAL UNITED STATES TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF COMMON STOCK
          The following is a summary of the material U.S. federal income and estate tax consequences to non-U.S. holders of the purchase, ownership and disposition of our common stock, but is not a complete analysis of all the potential tax considerations relating thereto. The summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date of this prospectus (the “Tax Authorities”). The Tax Authorities may be changed or interpreted differently, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below. The summary is applicable only to non-U.S. holders who hold our common stock as a capital asset (generally, an asset held for investment purposes). We have not sought any ruling from the Internal Revenue Service, (the “IRS”), with respect to the statements made and the conclusions reached in the summary, and there can be no assurance that the IRS will agree with such statements and conclusions.
          This summary also does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, regulated investment companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities, commodities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	partnerships or other pass-through entities or investors in such entities;

•	“controlled foreign corporations,” “passive foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	U.S. expatriates or former long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction or integrated transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.
          In addition, if a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner or beneficial owner of the partnership or other pass-through entity generally will depend on the status of the partner or beneficial owner and the activities of the partnership or entity and certain determinations made at the partner or beneficial owner level. Accordingly, partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.
          This discussion is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.
Non-U.S. Holder Defined

•	For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a U.S. person. For purposes of this discussion, a U.S. person is:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation or other entity taxable as a corporation for U.S. federal tax purposes created or organized in the United States or under the laws of the United States or of any state therein or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) whose administration is subject to the primary supervision of a U.S. court and of which one or more U.S. persons has the authority to control all substantial decisions of the trust or (2) that has made a valid election to be treated as a U.S. person.
Distributions
          If distributions are made on shares of our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your adjusted tax basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.
          Any dividend paid to you that is not effectively connected with your conduct of a U.S. trade or business generally will be subject to withholding of U.S. federal income tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must provide an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate in accordance with applicable certification and disclosure requirements. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant tax treaty and the manner of claiming the benefits.
          Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment maintained by you) are exempt from such withholding tax. In order to obtain this exemption, you must provide an IRS Form W-8ECI properly certifying such exemption in accordance with applicable certification and disclosure requirements. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of any allowable deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

          If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS in a timely manner.
Gain on Disposition of Common Stock
          You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by you);

•	you are an individual who is present in the United States for a period (or periods) aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes (a USRPHC) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.
          We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, we cannot assure you that we will not become a USRPHC in the future. Even if we become USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of our common stock.
          If you are a non-U.S. holder described in the first bullet above (pertaining to effectively connected gain), you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates applicable to U.S. persons, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above (pertaining to presence in the United States), even though you are not considered a resident alien under the Code, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain for such purposes may be offset by U.S. source capital losses. You should consult any applicable income tax treaties, which may provide for different rules.
Federal Estate Tax
          Our common stock that is owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.
Backup Withholding and Information Reporting
          Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report is sent to you. These information reporting requirements apply even if withholding was not required. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.
          Payments of dividends made to you will not be subject to backup withholding if you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding currently at a rate of

28%, may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.
          Payments of the proceeds from a disposition of our common stock affected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. Information reporting (but not backup withholding) will apply to such a payment, however, if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period or a foreign partnership with certain connections with the United States, unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.
          Payments of the proceeds from a disposition of our common stock by a non-U.S. holder made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.
          Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING
          Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.

Number
of Shares
Underwriter
Merrill Lynch, Pierce, Fenner & Smith Incorporated	5,000,000
Jefferies & Company, Inc.	2,000,000
Robert W. Baird & Co. Incorporated	1,500,000
Wachovia Capital Markets, LLC	1,500,000
Total	10,000,000

          The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated. The closings for the sale of shares to be purchased by the underwriters are conditioned on one another.
          We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
          The underwriters have advised us and the selling stockholders that they propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.56 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.
          The following table shows the public offering price, underwriting discount and proceeds before expenses to Altra Holdings, Inc. and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option

Public offering price	$13.50	$135,000,000	$155,250,000
Underwriting discount	$.945	$9,450,000	$10,867,500
Proceeds, before expenses, to Altra Holdings, Inc.	$12.555	$41,850,008	$41,850,008
Proceeds, before expenses, to the selling stockholders	$12.555	$83,699,992	$102,532,492
          The expenses of this offering, not including the underwriting discount, are estimated at $5.0 million and are payable by Altra Holdings, Inc.

Overallotment Option
          The selling stockholders have granted an option to the underwriters to purchase up to 1,500,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
Reserved Shares
          At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.
No Sales of Similar Securities
          We and the selling stockholders and our executive officers and directors and all existing stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed, with certain exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers; in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.
          This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
          The 180-day restricted period will be automatically extended if (1) during the last 17 days of the 180-day restricted period the Company issues an earning release or material news or a material event relating to its business occurs or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
NASDAQ Listing
          Our common stock has been approved for listing on the The NASDAQ Global Market under the symbol “AIMC.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

          Before this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations among us, the selling stockholders and the underwriters. In addition to prevailing market conditions, the factors considered in determining the initial public offering price were

•	the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management; its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
          An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.
          The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.
NASD Regulation
          Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. (“NASD”) participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(h). This rule requires that the public offering price of an equity security be no higher than the price recommended by a Qualified Independent Underwriter (“QIU”) which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. Robert W. Baird & Co. Incorporated (“Robert W. Baird”) acted as QIU with respect to the offering. The initial public offering price of the common stock was no higher than that recommended by Robert W. Baird.
Price Stabilization, Short Positions and Penalty Bids
          Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.
          In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares made by the underwriters in the open market prior to the completion of the offering. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
          Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.
          Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Other Relationships
          Jefferies & Company, Inc. served as the sole underwriter for the issuance of the 9% senior secured notes and the 11 1/4% senior notes, for which they received total fees of $7,844,065. As of November 19, 2006, MLEMEA Principal Credit Group (MLEMEA), an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, holds $35,048,250 of the 11 1/4% senior notes. Also, from time to time Jefferies & Company, Inc. holds for its own account or the account of its customers long or short positions in our debt securities. Each of MLEMEA and Jefferies & Company, Inc. may receive a portion of the proceeds of this offering. Based on its holdings of the 11 1/4% senior notes as of November 25, 2006, MLEMEA could receive total proceeds of $13.8 million from the redemption of 35 percent of the 11 1/4% senior notes. See “Use of Proceeds.”
          The underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us for which they will receive customary fees and commissions.
LEGAL MATTERS
          Weil, Gotshal & Manges LLP, Redwood Shores, California has passed upon the validity of the shares of common stock offered hereby on our behalf. The underwriters have been represented by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.
EXPERTS
          The consolidated financial statements of Altra Holdings, Inc. at December 31, 2005 and 2004 and for the year ended December 31, 2005 and for the period from inception (December 1, 2004) through December 31, 2004, and the combined financial statements of our Predecessor for the period from January 1, 2004 through November 30, 2004, and for the year ended December 31, 2003, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
          The financial statements included in this Prospectus and in the Registration Statement related to Hay Hall Holdings Limited have been audited by BDO Stoy Hayward, LLP, independent chartered accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
          We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being offered hereunder. This prospectus, which is a part of the registration statement, omits certain information included in the registration statement and the exhibits thereto. For further information with respect to us and the securities, we refer you to the registration statement and its exhibits. The descriptions of each contract and document contained in this prospectus are summaries and qualified in their entirety by reference to the copy of each such contract or document filed as an exhibit to the registration statement. You may read and copy any document we file or furnish with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review our SEC filings, including the registration statement by accessing the SEC’s Internet site at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page No.

Altra Holdings, Inc. (the “Company”)
Audited Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets — as of December 31, 2005 and 2004	F-3

 Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2005, for the period from Inception (December 1, 2004) through December 31, 2004, and Combined Statements of Operations and Comprehensive Income for the Predecessor for the eleven months ended November 30, 2004 and year ended December 31, 2003
F-4

 Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity for the year ended December 31, 2005, for the period from Inception (December 1, 2004) through December 31, 2004, and for the Predecessor for the eleven months ended November 30, 2004 and year ended December 31, 2003
F-5

 Consolidated Statements of Cash Flows for the year ended December 31, 2005, for the period from Inception (December 1, 2004) through December 31, 2004, and Combined Statements of Cash Flows for the Predecessor for the eleven months ended November 30, 2004 and year ended December 31, 2003
F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Interim Financial Statements:
Consolidated Balance Sheets as of September 29, 2006 and December 31, 2005	F-36
Condensed Consolidating Statements of Operations for the nine months ended September 29, 2006 and September 30, 2005	F-37
Consolidated Statements of Cash Flows for the nine months ended September 29, 2006 and September 30, 2005	F-38
Notes to Unaudited Condensed Consolidated Interim Financial Statements	F-39
Hay Hall Holdings Limited
Audited Financial Statements:
Report of the Independent Auditors	F-53
Consolidated Profit and Loss Account for the year ended December 31, 2005	F-54
Consolidated Statement of Total Recognised Gains and Losses for year ended December 31, 2005	F-55
Consolidated Balance Sheet as of December 31, 2005	F-56
Company Balance Sheet for the year ended December 31, 2005	F-57
Cash Flow Statement for year ended December 31, 2005	F-58
Notes to Accounts	F-59

Report of Independent Registered Public Accounting Firm
To the Board of Directors
Altra Holdings, Inc.
          We have audited the accompanying consolidated balance sheets of Altra Holdings, Inc. (“the Company”), as of December 31, 2005 and 2004 and the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity, and cash flows for the year ended December 31, 2005 and the period from inception (December 1, 2004) through December 31, 2004, and the combined statements of operations and comprehensive income, stockholders’ equity and cash flows of the Predecessor for the period from January 1, 2004 through November 30, 2004, and for the year ended December 31, 2003. Our audits also included the financial statement schedules listed in the index at Item 16(b). These financial statements and schedules are the responsibility of management of the Company and its Predecessor. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Altra Holdings, Inc. at December 31, 2005 and 2004 and the consolidated results of the operations and cash flows of the Company for the year ended December 31, 2005 and the period from inception (December 1, 2004) through December 31, 2004, and the combined results of operations and cash flows of its Predecessor for the period from January 1, 2004 through November 30, 2004, and for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.
/s/ Ernst & Young LLP
Boston, Massachusetts
September 25, 2006, except as to Note 18, as to which the date is December 12, 2006.

ALTRA HOLDINGS, INC
Consolidated Balance Sheets
(Dollars in thousands, except share amounts)

	Pro Forma

	December 31,	December 31,

	2005	2005	2004

	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$10,060	$10,060	$4,729
Trade receivables, less allowance for doubtful accounts of $1,797 and $1,424	46,441	46,441	45,969
Inventories, less allowance for obsolete materials of $6,843 and $6,361	54,654	54,654	56,732
Deferred income taxes	2,779	2,779	1,145
Prepaid expenses and other	1,973	1,973	4,792

Total current assets	115,907	115,907	113,367
Property, plant and equipment, net	66,393	66,393	68,006
Intangible assets, net	44,751	44,751	48,758
Goodwill	65,345	65,345	63,145
Other assets	5,295	5,295	6,111

Total assets	$297,691	$297,691	$299,387

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$30,724	$30,724	$28,787
Accrued payroll	16,016	16,016	11,661
Accruals and other liabilities	16,085	16,085	14,306
Deferred income taxes	33	33	129
Current portion of long-term debt	186	186	913

Total current liabilities	63,044	63,044	55,796
Long-term debt, less current portion and net of unaccreted discount	173,574	173,574	172,938
Deferred income taxes	7,653	7,653	9,828
Pension liabilities	14,368	14,368	19,534
Other post retirement benefits	12,500	12,500	12,203
Other long term liabilities	1,601	1,601	—
Commitments and Contingencies	—	—	—

Convertible Preferred Series A stock ($0.001 par value, 40,000,000 shares authorized, 35,500,000 and 35,100,000 shares issued and outstanding, respectively)	—	35,500	35,100
Stockholders’ equity:
Common stock ($0.001 par value, 50,000,000 shares authorized, 52,667 issued and outstanding at December 31, 2005)	18	—	—
Additional paid-in capital	35,595	113	54
Retained deficit	(3,389)	(3,389)	(5,893)
Cumulative foreign currency translation adjustment	(5,851)	(5,851)	549
Minimum pension liability	(1,422)	(1,422)	(722)

	24,951	24,951	29,088

Total liabilities and stockholders’ equity	$297,691	$297,691	$299,387

See accompanying notes.

ALTRA HOLDINGS, INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Dollars in thousands, except per share amounts)

	Altra

		From	Predecessor (Note 1)
		Inception
		(December 1, 2004	11 Months
	Year Ended	Through	Ended	Year Ended
	December 31,	December 31,	November 30,	December 31,
	2005	2004)	2004	2003

Net sales	$363,465	$28,625	$275,037	$266,863
Cost of sales	271,952	23,847	209,253	207,941

Gross profit	91,513	4,778	65,784	58,922
Selling, general and administrative expenses	61,579	8,973	45,321	49,513
Research and development expenses	4,683	378	3,947	3,455
Restructuring charge, asset impairment and transition expenses	—	—	947	11,085
Gain on sale of fixed assets	(99)	—	(1,300)	—

Income (loss) from operations	25,350	(4,573)	16,869	(5,131)
Interest expense, net	19,514	1,612	4,294	5,368
Other non-operating (income) expense, net	(17)	—	148	465

Income (loss) before income taxes	5,853	(6,185)	12,427	(10,964)
Provision (benefit) for income taxes	3,349	(292)	5,532	(1,658)

Net income (loss)	2,504	(5,893)	6,895	(9,306)
Other comprehensive (loss) income, net of income taxes:
Minimum pension liability adjustment	(700)	(722)	(6,031)	5,418
Foreign currency translation adjustment	(6,400)	549	478	3,917

Other comprehensive (loss) income	(7,100)	(173)	(5,553)	9,335

Comprehensive (loss) income	$(4,596)	$(6,066)	$1,342	$29

Net Income per share:
Basic	$278.22	$—
Diluted	$0.13	$—
Weighted average common shares outstanding:
Basic	9	—
Diluted	18,969	—
Unaudited Pro forma effect of conversion of Series A preferred stock to common stock on net income per share:
Basic	$0.14
Diluted	$0.13
Unaudited Pro forma weighted average common shares outstanding:
Basic	17,759
Diluted	18,969
See accompanying notes.

ALTRA HOLDINGS, INC.
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity
(Dollars in thousands)

		Accumulated
		Other	Net
	Invested	Comprehensive	Invested
	Capital	Loss	Capital

For the Predecessor
Balance at December 31, 2002	$33,142	$(42,560)	$(9,418)
Net loss	(9,306)	—	(9,306)
Contribution from affiliates	6,385	—	6,385
Other comprehensive income, net of $4,251 tax benefit	—	9,335	9,335

Balance at December 31, 2003	30,221	(33,225)	(3,004)
Net income	6,895	—	6,895
Contribution from affiliates	7,922	—	7,922
Other comprehensive income, net of $3,697 tax benefit	—	(5,553)	(5,553)

Balance at November 30, 2004	$45,038	$(38,778)	$6,260

							Accumulated
	Convertible				Additional		Other
	Preferred		Common		Paid-In	Retained	Comprehensive
	Stock	Shares	Stock	Shares	Capital	Deficit	Loss	Total

For the Company
Initial capital contribution	$26,334	26,334	$—		$—	$—	$—	$26,334
Equity issued related to acquisition	8,766	8,766	—	—	54	—	—	8,820
Net loss	—	—	—	—	—	(5,893)	—	(5,893)
Other comprehensive loss	—	—	—	—	—	—	(173)	(173)

Balance at December 31, 2004	35,100	35,100	—	—	54	(5,893)	(173)	29,088
Issuance of preferred stock	400	400	—	—	—	—	—	400
Amortization of restricted stock grants	—	—	—	53	59	—	—	59
Net income	—	—	—	—	—	2,504	—	2,504
Other comprehensive loss, net of $1,938 tax benefit	—	—	—	—	—	—	(7,100)	(7,100)

Balance at December 31, 2005	$35,500	35,500	$—	53	$113	$(3,389)	$(7,273)	$24,951

See accompanying notes.

ALTRA HOLDINGS, INC.
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Altra		Predecessor (Note 1)

		From Inception
		(December 1, 2004	11 Months
	Year Ended	Through	Ended	Year Ended
	December 31,	December 31,	November 30,	December 31,
	2005	2004)	2004	2003

Cash flows from operating activities:
Net income (loss)	$2,504	$(5,893)	$6,895	$(9,306)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	8,574	673	6,074	8,653
Amortization of intangible assets	2,959	246	—	—
Amortization of deferred loan costs	669	53	—	587
Accretion of debt discount	942	79	—	—
Paid-in-kind interest	—	198	—	—
Amortization of inventory fair value adjustment	1,699	1,699	—	—
Amortization of deferred compensation	59	—	—	—
(Gains) impairments on sale of fixed assets	(99)	—	(1,300)	2,126
Provision (benefit) for deferred taxes	225	(1,031)	117	(2,679)
Changes in operating assets and liabilities:
Trade receivables	(2,654)	(324)	(4,197)	(578)
Inventories	(1,353)	(412)	(6,418)	(2,232)
Accounts payable and accrued liabilities	(1,788)	9,402	3,734	(13,842)
Other current assets and liabilities	2,226	(2,126)	1,477	(445)
Other operating assets and liabilities	(1,940)	3,059	(2,778)	3,427

Net cash provided by (used in) operating activities	12,023	5,623	3,604	(14,289)
Cash flows from investing activities:
Purchases of fixed assets	(6,199)	(289)	(3,489)	(5,294)
Acquisitions, net of $2,367 of cash acquired in 2004	1,607	(180,112)	—	—
Payment of additional Kilian purchase price	(730)	—	—	—
Proceeds from sale of fixed assets	125	—	4,442	3,721

Net cash (used in) provided by investing activities	(5,197)	(180,401)	953	(1,573)
Cash flows from financing activities:
Initial contributed capital	—	26,334	—	5,000
Proceeds from issuance of senior subordinated notes	—	158,400	—	—
Proceeds from sale of convertible preferred stock	400	—	—	—
Payments of debt acquired in acquisitions	—	(12,178)	—	(64,242)
Payment of paid-in-kind interest	(198)	—	—	—
Proceeds from issuance of subordinated notes	—	14,000	—	—
Payment of debt issuance costs	(338)	(7,087)	—	—
Borrowings under revolving credit agreement	4,408	4,988	—	—
Payments on revolving credit agreement	(4,408)	(4,988)	—	—
Payment of capital leases	(835)	(37)	—	—
Contribution from affiliates	—	—	7,922	1,385
Change in affiliate debt	—	—	(14,618)	70,603

Net cash (used in) provided by financing activities	(971)	179,432	(6,696)	12,746

Effect of exchange rates on cash	(524)	75	159	1,065

Increase (Decrease) in cash and cash equivalents	5,331	4,729	(1,980)	(2,051)
Cash and cash equivalents, beginning of period	4,729	—	3,163	5,214

Cash and cash equivalents, end of period	$10,060	$4,729	$1,183	3,163

Cash paid during the period for:
Interest	$17,458	$—	$2,796	$4,061
Income Taxes	$1,761	$—	$446	$1,249
See accompanying notes.

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements
Dollars in thousands, unless otherwise noted

1.	Description of Business and Summary of Significant Accounting Policies

Basis of Preparation and Description of Business
          Headquartered in Quincy, Massachusetts, Altra Holdings, Inc. (“the Company”) produces, designs and distributes a wide range of mechanical power transmission products, including industrial clutches and brakes, enclosed gear drives, open gearing and couplings. The Company consists of several power transmission component manufacturers including Warner Electric, Boston Gear, Formsprag Clutch, Stieber Clutch, Ameridrives Couplings, Wichita Clutch, Nuttall Gear, Kilian and Delroyd Worm Gear. The Company designs and manufactures products that serve a variety of applications in the food and beverage, material handling, printing, paper and packaging, specialty machinery, and turf and garden industries. Primary geographic markets are in North America, Western Europe and Asia.
          The Company was formed on November 30, 2004 following acquisitions of certain subsidiaries of Colfax Corporation (“Colfax”) and The Kilian Company (“Kilian”), both acquisitions of which are described in detail in Note 3. The consolidated financial statements of the Company include the accounts of the Company subsequent to November 30, 2004. The financial statements of “the Predecessor” include the combined historical financial statements of the Colfax entities acquired by the Company that formerly comprised the Power Transmission Group of Colfax, a privately-held industrial manufacturing company, that are presented for comparative purposes.
          Prior to May 30, 2003, the Predecessor was a group of entities under common control. On May 30, 2003, through a series of capital contributions and exchanges of equity securities by the Predecessor’s shareholders, entities that were under common ownership, became subsidiaries of Colfax. In addition, certain entities that were previously taxed at the shareholder level became taxable entities (see the discussion on income taxes below and Note 8).
          The historical financial results of Kilian, which was not related to the Predecessor, are not included in the presentation of Predecessor balances in the financial statements or the accompanying footnotes.

Principles of Consolidation
          The consolidated financial statements include the accounts of the Company, the Predecessor (where noted) and their wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Pro Forma (unaudited)
          The unaudited pro forma financial information presents the effects of the contemplated conversion of the preferred series A shares to common stock at a ratio of two-to-one as of the beginning of the period presented.

Net Income Per Share
          Basic earnings per share is based on the weighted average number of common shares outstanding, and diluted earnings per share is based on the weighted average number of common shares outstanding and all dilutive potential common equivalent shares outstanding. Common equivalent shares are included in the dilutive per share calculations when the effect of their inclusion would be dilutive.

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
          The following is a reconciliation of basic to diluted net income per share:

Year Ended
December 31,
2005

Net Income	$2,504

Shares used in net income per common share — basic	9
Effect of dilutive securities:
Incremental shares of unvested restricted common stock	1,210
Conversion of preferred stock	17,750

Shares used in net income per common share — diluted	18,969

Net income per common share — basic	$278.22

Net income per common share — diluted	$0.13

          There was no common stock outstanding for the one month period from December 1, 2004 to December 31, 2004 to establish a basic earnings per share. The Company did not generate earnings for the period from December 1, 2004 to December 31, 2004, therefore, the potential common stock equivalents were anti-dilutive and excluded from dilutive earnings per share.
          The Predecessor’s capital structure was comprised of contributions from the parent and affiliated companies. There was no common stock associated with the group of entities which comprised the Predecessor. Accordingly there is no respective earnings per share.
          Subsequent to year end, the Company granted 346,756 shares of restricted stock to certain employees. The restricted shares granted have similar terms to those issued under previous grants. This restricted stock is unvested and therefore would have no impact on calculating basic earnings per share had the grant occurred prior to December 31, 2005. This restricted stock would be dilutive had it been granted prior to December 31, 2005, however it would not have had a material impact on diluted earnings per share.

Fair Value of Financial Instruments
          The carrying values of financial instruments, including accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The Company believes that the subordinated notes are carried at their fair value at December 31, 2005 based on estimated rates for similar borrowing by the Company. At December 31, 2005 the carrying amount of long-term debt of the 9% Senior Secured Notes was $159.4 million. The estimated fair value at December 31, 2005 was $160.1 million based on quoted market prices for such notes.

Use of Estimates
          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

Foreign currency translation
          Assets and liabilities of subsidiaries operating outside of the United States with a functional currency other than the U.S. dollar are translated into U.S. dollars using exchange rates at the end of the respective period. Revenues and expenses are translated at average exchange rates effective during the respective period.
          Foreign currency translation adjustments are included in accumulated other comprehensive income (loss) as a separate component of stockholders’ equity. Net foreign currency transaction gains and losses

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
are included in the results of operations in the period incurred and were not material in any of the periods presented.

Cash and Cash Equivalents
          Cash and cash equivalents include all financial instruments purchased with an initial maturity of three months or less. Cash equivalents are stated at cost, which approximates fair value.

Trade Receivables
          An allowance for doubtful accounts is recorded for estimated collection losses that will be incurred in the collection of receivables. Estimated losses are based on historical collection experience, as well as, a review by management of the status of all receivables. Collection losses have been within the Company’s expectations.

Inventories
          Inventories are stated at the lower of cost or market using the first-in, first-out (“FIFO”) method. The cost of inventories acquired by the Company in its acquisitions reflect their fair values at November 30, 2004 as determined by the Company based on the replacement cost of raw materials, the sales price of the finished goods less an appropriate amount representing the expected profitability from selling efforts, and for work-in-process the sales price of the finished goods less an appropriate amount representing the expected profitability from selling efforts and costs to complete.
          The Company periodically reviews its quantities of inventories on hand and compares these amounts to the expected usage of each particular product or product line. The Company records as a charge to cost of sales any amounts required to reduce the carrying value of inventories to net realizable value.

Property, Plant and Equipment
          Property, plant, and equipment are stated at cost, net of accumulated depreciation incurred since November 30, 2004.
          Depreciation of property, plant, and equipment is provided using the straight-line method over the estimated useful life of the asset, as follows:

Buildings and improvements	15 to 45 years
Machinery and equipment	2 to 15 years
          Improvements and replacements are capitalized to the extent that they increase the useful economic life or increase the expected economic benefit of the underlying asset. Repairs and maintenance expenditures are charged to expense as incurred.

Intangible Assets
          Intangibles represent product technology and patents, tradenames and trademarks and customer relationships. Product technology and patents and customer relationships are amortized on a straight-line basis over 8 to 12 years. The tradenames and trademarks are considered indefinite-lived assets and are not being amortized. Intangibles are stated at fair value on the date of acquisition net of accumulated amortization.

Goodwill
          Goodwill represents the excess of the purchase price paid by the Company for the Predecessor and Kilian over the fair value of the net assets acquired in each of the acquisitions. Goodwill can be

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
attributed to the value placed on the Company being an industry leader with a market leading position in the Power Transmission industry. The Company’s leadership position in the market was achieved by developing and manufacturing innovative products and management anticipates that its leadership position and profitability will continue to expand, enhanced by cost improvement programs associated with ongoing consolidation and centralization of it operations.

Impairment of Goodwill and Indefinite-Lived Intangible Assets
          The Company evaluates the recoverability of goodwill and indefinite-lived intangible assets annually, or more frequently if events or changes in circumstances, such as a decline in sales, earnings, or cash flows, or material adverse changes in the business climate, indicate that the carrying value of an asset might be impaired. Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values are established using a discounted cash flow methodology (specifically, the income approach). The determination of discounted cash flows is based on the Company’s strategic plans and long-range forecasts. The revenue growth rates included in the forecasts are the Company’s best estimates based on current and anticipated market conditions, and the profit margin assumptions are projected based on current and anticipated cost structures.
          Because the Company was still in the process of allocating its final goodwill and intangible assets, arising from the application of purchase accounting for the Predecessor and Kilian acquisitions, and had not allocated these assets across its business units, the Company evaluated its long-lived assets at the Company level at December 31, 2004. This analysis included consideration of discounted cash flows as well as EBITDA multiples. The analysis indicated no impairment to be present. During 2005, the Company completed its allocation of goodwill and intangible assets across its business units and performed its annual assessment at the reporting unit level noting no impairment of such assets.

Impairment of Long-Lived Assets Other Than Goodwill and Indefinite-Lived Intangible Assets
          The Company assesses its long-lived assets other than goodwill and indefinite-lived intangible assets for impairment whenever facts and circumstances indicate that the carrying amounts may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining lives of such assets. If these projected cash flows are less than the carrying amounts, an impairment loss would be recognized, resulting in a write-down of the assets with a corresponding charge to earnings. The impairment loss is measured based upon the difference between the carrying amounts and the fair values of the assets. Assets to be disposed of are reported at the lower of the carrying amounts or fair value less cost to sell. Management determines fair value using the discounted cash flow method or other accepted valuation techniques.

Debt Issuance Costs
          Costs directly related to the issuance of debt are capitalized, included in other long-term assets and amortized using the effective interest method over the term of the related debt obligation. The net carrying value of debt issuance costs was approximately $3.9 million and $3.7 million at December 31, 2005 and 2004, respectively.

Revenue Recognition
          Product revenues are recognized, net of sales tax collected, at the time title and risk of loss pass to the customer, which generally occurs upon shipment to the customer. Service revenues are recognized as services are performed. Amounts billed for shipping and handling are recorded as revenue. Product return reserves are accrued at the time of sale based on the historical relationship between shipments and returns, and are recorded as a reduction of net sales.

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
          Certain large distribution customers receive quantity discounts which are recognized net at the time the sale is recorded.

Shipping and Handling Costs
          Shipping and handling costs associated with sales are classified as a component of cost of sales.

Warranty Costs
          Estimated expenses related to product warranties are accrued at the time products are sold to customers. Estimates are established using historical information as to the nature, frequency, and average costs of warranty claims.

Self-Insurance
          Certain operations are self-insured up to pre-determined amounts above which third-party insurance applies, for medical claims, workers’ compensation, vehicle insurance, product liability costs and general liability exposure. The accompanying balance sheets include reserves for the estimated costs associated with these self-insured risks, based on historic experience factors and management’s estimates for known and anticipated claims. A portion of medical insurance costs are offset by charging employees a premium equivalent to group insurance rates.

Research and Development
          Research and development costs are expensed as incurred.

Advertising
          Advertising costs are charged to selling, general, and administrative expenses as incurred and amounted to approximately $2.2 million, $0.2 million and $2.0 million, for the year ended December 31, 2005, and for the periods from December 1, 2004 through December 31, 2004 and January 1, 2004 through November 30, 2004 and less than $3.0 million in the year ended December 31, 2003.

Stock-Based Compensation
          In December 2004, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 123(R), “Share-Based Payment,” which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the Company’s consolidated statement of operations.
          The Company established the 2004 Equity Incentive Plan that provides for various forms of stock based compensation to officers and senior-level employees of the Company. The Company accounts for grants under this plan in accordance with the provisions of SFAS No. 123(R). Expense associated with equity awards is recognized on a straight-line basis over the service period.

Income Taxes
          The Company records income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. The Company evaluates the realizability of its net deferred tax assets and assesses the need for a valuation allowance on a quarterly basis. The future benefit to be derived from its deferred tax assets is dependent upon the Company’s ability to generate sufficient future taxable income to realize the assets. The Company records a valuation allowance to reduce its net deferred

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
tax assets to the amount that may be more likely than not to be realized. To the extent the Company establishes a valuation allowance, an expense will be recorded within the provision for income taxes line on the statement of operations. In periods subsequent to establishing a valuation allowance, if the Company were to determine that it would be able to realize its net deferred tax assets in excess of their net recorded amount, an adjustment to the valuation allowance would be recorded as a reduction to income tax expense in the period such determination was made.
          Prior to various dates in mid-2003, only Boston Gear and the Predecessor’s non-U.S. based subsidiaries were accounted for under this method. The remaining U.S. based Predecessor affiliates were S-corporations and/or partnerships for U.S. income tax purposes. As such, income tax obligations were the responsibility of the Predecessor’s shareholders and partners for those periods. During 2003, these remaining Predecessor affiliates became subject to tax at the entity level and income taxes have been provided for since those dates. The effects of recognizing deferred tax assets and liabilities related to this change in status have been included in the provision (benefit) for income taxes for the year ended December 31, 2003. For all Predecessor periods, no taxes payable or receivable have been recorded in the Predecessor financial statements subsequent to the entities becoming taxable. The related estimated income tax payable or receivable is included as a component of the net contribution from (distribution to) affiliates as shown in the accompanying Statement of Stockholders’ Equity. The U.S. based current tax expense or benefit is presented as deferred tax expense or benefit for all Predecessor periods presented, as no current tax benefits or losses accrue to the Company or its Predecessor due to utilization of consolidated net operating losses of the former owner.

2.	Recent Accounting Pronouncements
          In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, (“Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements”)(“SFAS 154”). SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The provisions of this Statement are effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005. The adoption of the provisions of SFAS 154 is not expected to have a material impact on the Company’s financial position or results of operations.
          In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”. SFAS No. 151, which is effective for the Company beginning January 1, 2006, SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) so that those items are recognized as current-period charges. This statement also requires the allocation of fixed production overhead costs based on the normal capacity of the production facilities regardless of the actual use of the facility. The Company does not believe that this statement will have any material impact on the Company’s financial position or results of operations.
          In June 2006, the FASB issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109”, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 will be effective for fiscal years beginning after December 15, 2006. The Company has not yet completed its evaluation of the impact of adoption on the Company’s financial position or results of operations.

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)

3.	Acquisitions
          On November 30, 2004, the Company acquired the Predecessor for $180.0 million in cash and Kilian for an $8.8 million issuance of preferred and common stock plus the assumption of Kilian debt in the amount of approximately $12.2 million. The purchase price of both acquisitions has been adjusted following the completion of certain negotiations surrounding adjustments to the respective seller’s recorded working capital at the acquisition date. In 2005 Predecessor negotiations were finalized resulting in the return of approximately $1.6 million of the purchase price to the Company. Negotiations were also finalized for Kilian which resulted in a final payment by the Company of approximately $0.7 million.
          The acquisitions have been accounted for in accordance with SFAS No. 141, “Business Combinations.” As discussed in the Basis of Presentation in Note 1, the consolidated financial statements include the results of operations for the period December 1, 2004 through December 31, 2004, and those of the Predecessor for prior periods.
          The Company has completed its purchase price allocations. The value of the acquired assets, assumed liabilities and identified intangibles from the acquisition of the Predecessor and Kilian, as presented below, are based upon management’s estimates of fair value as of the date of the acquisition. The goodwill and intangibles recorded in connection with the acquisition of the Predecessor have been allocated across the business units acquired from the Predecessor. The purchase price allocations are as follows (in thousands):

	Predecessor	Kilian	Total

Total purchase price, including closing costs of approximately $2.6 million	$181,019	$9,594	$190,613

Cash and cash equivalents	1,183	1,184	2,367
Trade receivables	39,233	6,096	45,329
Inventories	52,761	5,108	57,869
Prepaid expenses and other	4,770	207	4,977
Property, plant and equipment	59,320	9,111	68,431
Intangible assets	49,004	—	49,004
Deferred income taxes — long term	—	104	104
Other assets	150	—	150

Total assets acquired	206,421	21,810	228,231
Accounts payable, accrued payroll, and accruals and other current liabilities	46,422	3,125	49,547
Bank debt	—	12,178	12,178
Deferred income taxes	8,127	—	8,127
Pensions, other post retirement benefits and other liabilities	34,166	—	34,166

Total liabilities assumed	88,715	15,303	104,018

Net assets acquired	117,706	6,507	124,213

Excess purchase price over the fair value of net assets acquired	$63,313	$3,087	$66,400

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
          The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill. The amounts recorded as identifiable intangible assets consist of the following:

	Predecessor	Kilian	Total

Customer relationships	$27,802	$—	$27,802
Product technology and patents	5,122	—	5,122

Total intangible assets subject to amortization	32,924	—	32,924
Trade names and trademarks, not subject to amortization	16,080	—	16,080

Total intangible assets	$49,004	$—	$49,004

          Customer relationships, product technology and patents, are subject to amortization over their estimated useful lives of twelve and eight years, respectively, which reflects the anticipated periods over which the Company estimates it will benefit from the acquired assets. The weighted average estimated useful life of all intangible assets subject to amortization is approximately 11.1 years. Substantially all of this amortization is deductible for income tax purposes.
          The following table sets forth the unaudited pro forma results of operations of the Company for the two years in the period ended December 31, 2004 as if the Company had acquired the Predecessor and Kilian as of January 1, 2003. The pro forma information contains the actual combined operating results of the Company, the Predecessor and Kilian with the results prior to the December 1, 2004 adjusted to include the pro forma impact of (i) additional amortization and depreciation expense associated with the adjustment to and recognition of fair value of fixed and intangible assets; (ii) the elimination of additional expense as a result of the fair value adjustment to inventory recorded in connection with the Acquisition; (iii) additional expenses associated with new contractual commitments created at Inception; (iv) additional expenses associated with general and administrative services previously performed by the Predecessor’s parent and not charged to the Predecessor; (v) additional interest expense associated with debt issued at Inception; (vi) the elimination of previously incurred interest expense of the Predecessor and Kilian; and (vii) the elimination of expense associated with pension and OPEB obligations retained by the Predecessor. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions occurred as of January 1, 2003 or that may be obtained in the future.

(Pro forma, unaudited, in thousands)	2004	2003

Total Revenues	$343,308	$305,513
Net loss	(672)	(19,769)

4.	Inventories
          Inventories at December 31, 2005 and 2004 consisted of the following:

	2005	2004

Raw materials	$22,512	$29,219
Work in process	13,876	12,636
Finished goods	25,109	21,238

	61,497	63,093
Less — Allowance for excess, slow-moving and obsolete inventory	(6,843)	(6,361)

	$54,654	$56,732

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)

5.	Property, Plant and Equipment
          Property, plant and equipment at December 31, 2005 and 2004, consisted of the following:

	2005	2004

Land	$7,892	$5,848
Buildings and improvements	16,500	14,597
Machinery and equipment	50,402	48,234

	74,794	68,679
Less — Accumulated depreciation	(8,401)	(673)

	$66,393	$68,006

6.	Goodwill and Intangible Assets
          Goodwill and other intangibles as of December 31, 2005 and 2004 consisted of the following:

Goodwill
Balance December 31, 2004	$63,145
Adjustments, net	3,255
Impact of changes in foreign currency	(1,055)

Balance December 31, 2005	$65,345

          The Goodwill adjustments primarily relate to the finalization of the recorded working capital balances for both the Kilian and Predecessor acquisitions, which resulted in a decrease in goodwill of $0.9 million. Goodwill was further adjusted down by $2.0 million for deferred taxes that had been previously established as part of the purchase accounting. These decreases in goodwill were offset by an increase in the amount of assumed liabilities identified, of approximately, $6.1 million.

	December 31, 2005		December 31, 2004

		Accumulated		Accumulated
Other Intangibles	Cost	Amortization	Cost	Amortization

Intangible assets not subject to amortization
Tradenames and trademarks	$16,080	$—	$16,080	$—
Intangible assets subject to amortization:
Customer relationships	27,802	2,515	27,802	193
Product technology and patents	5,122	690	5,122	53
Impact of changes in foreign currency	(1,048)	—	—	—

Total intangible assets	$47,956	$3,205	$49,004	$246

          The Company recorded $3.0 million and $0.2 million of amortization expense for the year-ended December 31, 2005 and the period from inception through December 31, 2004, respectively. No amortization expense was recorded by the Predecessor.
          Customer relationships, product technology and patents, are subject to amortization over their estimated useful lives of twelve and eight years, respectively, which reflects the anticipated periods over which the Company estimates it will benefit from the acquired assets. The weighted average estimated useful life of all intangible assets subject to amortization is approximately 11.1 years. Substantially all of this amortization is deductible for income tax purposes.

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
          The estimated amortization expense for intangible assets is approximately $3.0 million in each of the next five years and $15.0 million thereafter.

7.	Warranty Costs
          Changes in the carrying amount of accrued product warranty costs are as follows:

		December 1, 2004	Predecessor
	Year Ended	Through	11 Months Ended
	December 31,	December 31,	November 30,
	2005	2004	2004

Balance at beginning of period	$1,528	$1,524	$1,300
Accrued warranty costs	1,265	94	1,093
Payments and adjustments	(917)	(90)	(869)

Balance at end of period	$1,876	$1,528	$1,524

8.	Income Taxes
          Pre-tax income (loss) by domestic and foreign locations were as follows:

			Predecessor (Note 1)
		December 1,
		2004	11 Months
		Through	Ended	Year Ended
	December 31,	December 31,	November 30,	December 31,
	2005	2004	2004	2003

Domestic	$2,127	$(6,539)	$9,125	$(9,189)
Foreign	3,726	354	3,302	(1,775)

	$5,853	$(6,185)	$12,427	$(10,964)

          The components of the provision (benefit) for income taxes were as follows:

			Predecessor (Note 1)
		December 1,
		2004	11 Months
		Through	Ended	Year Ended
	December 31,	December 31,	November 30,	December 31,
	2005	2004	2004	2003

Current:
Federal	$1,086	$(71)	$3,851	$434
Foreign and State	2,038	810	1,564	587

	3,124	739	5,415	1,021
Deferred:
Federal	509	(564)	98	(1,707)
Foreign and state	(284)	(467)	19	(972)

	225	(1,031)	117	(2,679)

Provision (benefit) for income taxes	$3,349	$(292)	$5,532	$(1,658)

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
          U.S. income taxes at the statutory tax rate reconciled to the overall U.S. and foreign provision (benefit) for income taxes were as follows:

			Predecessor (Note 1)
		December 1,
		2004	11 Months
		Through	Ended	Year Ended
	December 31,	December 31,	November 30,	December 31,
	2005	2004	2004	2003

Tax at U.S. federal income tax rate	$2,049	$(2,165)	$4,371	$(3,749)
State taxes, net of federal income tax effect	373	(67)	366	(209)
Effect of losses of domestic S corporation and partnership entities	—	—	—	(5,927)
Valuation allowance	—	2,011	895	7,153
Disallowed interest expense	313	26	—	—
Foreign and other	614	(97)	(100)	1,074

Provision (benefit) for income taxes	$3,349	$(292)	$5,532	$(1,658)

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets and liabilities as of December 31, 2005 and 2004 were as follows:

	2005	2004

Deferred tax assets:
Post-retirement obligations	12,050	$10,580
Expenses not currently deductible	8,657	8,575
Net operating loss carryover	1,740	1,997
Other	883	842

Total deferred tax assets	23,330	21,994
Valuation allowance for deferred tax assets	(16,389)	(18,374)

Net deferred tax assets	6,941	3,620
Deferred tax liabilities:
Property, plant and equipment	6,264	4,010
Intangible assets	5,278	7,638
Other	306	784

Total deferred tax liabilities	11,848	12,432

Net deferred tax liabilities	$(4,907)	$(8,812)

          At December 31, 2005 and 2004, the Company had net operating loss carryforwards primarily related to operations in France of $5.0 million and $5.4 million, respectively, which can be carried forward indefinitely.
          The decrease in net deferred tax liabilities for the year includes a deferred tax benefit of approximately $2.0 million attributable to the release of valuation allowances established in purchase

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
accounting, resulting in a reduction of book goodwill, and a deferred tax benefit of approximately $1.9 million attributable to accrued pension liabilities and currency translation adjustments recorded through other comprehensive income.
          Valuation allowances are established for a deferred tax asset that management believes may not be realized. The Company continually reviews the adequacy of the valuation allowance and recognizes tax benefits only as reassessments indicate that it is more likely than not the benefits will be realized. A valuation allowance at December 31, 2005 and 2004 of $16.4 million and $18.4 million, respectively, has been recognized to offset deferred tax assets due to the uncertainty of realizing the benefits of the deferred tax assets. The decrease in the valuation allowance relates primarily to deferred tax adjustments associated with purchase price accounting and have been recorded to goodwill. Of the total valuation allowance existing at December 31, 2005, approximately $16.1 million will be allocated to reduce book goodwill if and when released in subsequent periods.
          The undistributed earnings of the Company’s foreign subsidiaries on which tax is not provided was approximately $0.4 million as of December 31, 2005, and are considered to be indefinitely reinvested. As of December 31, 2005, the Company has not recorded U.S. federal deferred income taxes on these undistributed earnings from its foreign subsidiaries. It is expected that these earnings will be permanently reinvested in operations outside the U.S. If the undistributed earnings were not reinvested in operations outside the U.S., the tax impact would be immaterial to the Company.
          The American Jobs Creation Act of 2004 (the “Job Creation Act”) was enacted on October 22, 2004. Among other things, the Job Creation Act repeals an export incentive and creates a new deduction for qualified domestic manufacturing activities. The Company has recorded in the computation of the account, a deduction of $0.1 million. In addition, the Job Creation Act also included a deduction of 85% of certain foreign earnings that are repatriated, as defined in the Job Creation Act. The Company did not repatriate any earnings in 2005 under this provision of the Job Creation Act.

9.	Pension and Other Employee Benefits

Defined Benefit (Pension) and Postretirement Benefit Plans
          The Company’s, wholly-owned subsidiary Altra Industrial Motion, Inc. (Altra Industrial), sponsors various defined benefit (pension) and postretirement (medical and life insurance coverage) plans for certain, primarily unionized, active employees (those in the employment of Altra Industrial at or hired since November 30, 2004). The Predecessor sponsored similar plans that covered certain employees, former employees and eligible dependents. At November 30, 2004, Altra Industrial assumed the pension and postretirement benefit obligations of all active U.S. employees and all non-U.S. employees of the Predecessor. Additionally, Altra Industrial assumed all post-employment and post-retirement welfare benefit obligations with respect to active U.S. employees. Colfax retained all other pension and postretirement benefit obligations relating to the Predecessor’s former employees.
          The accounting for these plans is subject to the guidance provided in SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions.” Both of these statements require management to make assumptions relating to the long-term rate of return on plan assets, discount rates used to measure future obligations and expenses, salary scale inflation rates, health care cost trend rates, and other assumptions. The selection of assumptions is based upon historical trends and known economic and market conditions at the time of valuation. Because of the volatility of the assumptions, actual results may vary substantially from forecast plan assumptions. Both the pension plans and the postretirement plans are revalued annually, using a December 31 measurement date, based upon updated assumptions and information about the individuals covered by the plan.

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
          The following tables represent the reconciliation of the benefit obligation, fair value of plan assets and funded status of the respective defined benefit (pension) and postretirement benefit plans as of December 31, 2005 and 2004 and November 30, 2004 of the Predecessor:

	Pension Benefits			Postretirement Benefits

		From	Predecessor		From	Predecessor
		Inception	(Note 1) 11		Inception	(Note 1) 11
		(December 1,	Months		(December 1,	Months
	Year Ended	2004) Through	Ended	Year Ended	2004) Through	Ended
	December 31,	December 31,	November 30,	December 31,	December 31,	November 30,
	2005	2004	2004	2005	2004	2004

Change in benefit obligation:
Obligation at beginning of period	$24,706	$—	$149,338	$12,570	$—	$30,903
Benefit obligation assumed from Predecessor	—	23,750	—	—	12,040	—
Service cost	591	35	530	295	30	269
Interest cost	1,362	112	8,352	549	59	1,654
Amendments	55	—	440	(2,088)	—	—
Actuarial loss (gain)	1,610	687	6,757	(218)	441	(2,199)
Foreign exchange effect	(424)	144	125	—	—	—
Benefits paid	(203)	(22)	(10,541)	(125)	—	(1,651)

Obligation at end of period	$27,697	$24,706	$155,001	$10,983	$12,570	$28,976

Change in plan assets:
Fair value of plan assets, beginning of period	$4,647	$—	$111,287	$—	$—	$—
Plan assets transferred from Predecessor	—	4,647	—	—	—	—
Actual return on plan assets	309	—	3,979	—	—	—
Employer contribution	961	22	5,055	—	—	1,651
Benefits paid	(85)	(22)	(10,541)	—	—	(1,651)

Fair value of plan assets, end of period	$5,832	$4,647	$109,780	$—	$—	$—

Funded status:
Plan assets less than benefit obligation	$(21,865)	$(20,059)	$(45,221)	$(10,983)	$(12,570)	$(28,976)
Unrecognized actuarial loss	2,390	722	58,494	162	367	1,666
Unrecognized prior service cost	49	—	223	(1,679)	—	(28)

(Accrued) prepaid cost	$(19,426)	$(19,337)	$13,496	$(12,500)	$(12,203)	$(27,338)

Amounts recognized in the balance sheets consist of:
Accrued benefit cost	$(21,865)	$(20,059)	$(45,343)	$(12,500)	$(12,203)	$(27,338)
Intangible asset	49	—	223	—	—	—
Accumulated other comprehensive income	2,390	722	58,616	—	—	—

Net amount recognized	$(19,426)	$(19,337)	$13,496	$(12,500)	$(12,203)	$(27,338)

          For all pension plans presented above, the accumulated and projected benefit obligations exceed the fair value of plan assets. The accumulated benefit obligation at December 31, 2005 and 2004 was $27.7 million and $24.7 million, respectively. Non-US pension liabilities recognized in the amounts presented above are $2.9 million and $3.2 million at December 31, 2005 and 2004, respectively.

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
          The key economic assumptions used in the computation of the respective benefit obligations at December 31, 2005 and 2004 presented above are as follows:

	Pension		Postretirement
	Benefits		Benefits

	2005	2004	2005	2004

Weighted-average discount rate	5.5%	5.8%	5.5%	5.8%
Weighted-average rate of compensation increase	N/A	N/A	N/A	N/A
          The following table represents the components of the net periodic benefit cost associated with the respective plans:

	Pension Benefits				Postretirement Benefits

			Predecessor (Note 1)				Predecessor (Note 1)
		From				From
		Inception				Inception
		(December 1,				(December 1,
		2004)	11 Months			2004)	11 Months
	Year Ended	Through	Ended	Year Ended	Year Ended	Through	Ended	Year Ended
	December 31,	December 31,	November 30,	December 31,	December 31,	December 31,	November 30,	December 31,
	2005	2004	2004	2003	2005	2004	2004	2003

Service cost	$591	$35	$530	$650	$295	$30	$269	$390
Interest cost	1,362	112	8,352	9,211	549	59	1,654	1,876
Recognized net actuarial loss	—	—	2,783	23	—	—	183	—
Expected return on plan assets	(431)	(31)	(9,747)	(10,971)	—	—	—	—
Amortization	72	—	14	1,266	(423)	—	(19)	232

Net periodic benefit cost	$1,594	$116	$1,932	$179	$421	$89	$2,087	$2,498

          The key economic assumptions used in the computation of the respective net periodic benefit cost for the periods presented above are as follows:

	Pension Benefits				Postretirement Benefits

			Predecessor (Note 1)				Predecessor (Note 1)
		From				From
		Inception				Inception
		(December 1,				(December 1,
		2004)	11 Months			2004)	11 Months
	Year Ended	Through	Ended	Year Ended	Year Ended	Through	Ended	Year Ended
	December 31,	December 31,	November 30,	December 31,	December 31,	December 31,	November 30,	December 31,
	2005	2004	2004	2003	2005	2004	2004	2003

Discount rate	5.5%	6.0%	6.2%	7.2%	5.5%	6.0%	6.3%	6.8%
Expected return on plan assets	8.5%	8.5%	8.5%	9.0%	N/A	N/A	N/A	N/A
Compensation rate increase	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
          The reasonableness of the expected return on the funded pension plan assets was determined by three separate analyses: (i) review of forty years of historical data of portfolios with similar asset allocation characteristics, (ii) analysis of six years of historical performance for the Predecessor plan assuming the current portfolio mix and investment manager structure, and (iii) a projected portfolio performance, assuming the plan’s target asset allocation.
          For measurement of the postretirement benefit obligations and net periodic benefit costs, an annual rate of increase in the per capita cost of covered health care benefits of approximately 7.5% was assumed. This rate was assumed to decrease gradually to 5% by 2008 and remain at that level thereafter.

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
The assumed health care trends are a significant component of the postretirement benefit costs. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 Percentage-	1 Percentage-
	Point	Point
	Increase	Decrease

Effect on service and interest cost components for the period January 1, 2005 through December 31, 2005	$122	$(101)
Effect on the December 31, 2005 post-retirement benefit obligation	1,453	(1,378)
          In December 2003, Congress passes the “Medicare Prescription Drug Improvement and Modernization Act of 2003” (the Act) that reformed Medicare in such a way that Altra Industrial may have been eligible to receive subsidies for certain prescription drug benefits that are incurred on behalf of plan participants. There has been no impact on Altra Industrial’s plans as either prescription drug coverage is not offered past the age of 65 or we have not applied for any subsidy. Accordingly, the amounts recorded and disclosed in these financial statements do not reflect any amounts related to this Act.
          The asset allocations for Altra Industrial’s and the Predecessor’s funded retirement plans at December 31, 2005 and 2004, respectively, and the target allocation for 2005, by asset category, are as follows:

	Allocation Percentage of
	Plan Assets at Year End

	2005	2005	2004
Asset Category	Actual	Target	Actual

Equity securities	67%	65%	(i	)
Fixed income securities	33%	35%	(i	)

(i)	The assets for Altra Industrial’s funded retirement plan at the end of 2004 were held by the Predecessor, awaiting transfer. Once received, they were invested in a manner consistent with the 2005 target allocation.
          The investment strategy is to achieve a rate of return on the plan’s assets that, over the long-term, will fund the plan’s benefit payments and will provide for other required amounts in a manner that satisfies all fiduciary responsibilities. A determinant of the plan’s returns is the asset allocation policy. The plan’s asset mix will be reviewed by Altra Industrial periodically, but at least quarterly, to rebalance within the target guidelines. Altra Industrial will also periodically review investment managers to determine if the respective manager has performed satisfactorily when compared to the defined objectives, similarly invested portfolios, and specific market indices.

Expected cash flows
          The following table provides the amounts of expected benefit payments, which are made from the plans’ assets and includes the participants’ share of the costs, which is funded by participant contributions. The amounts in the table are actuarially determined and reflect Altra Industrial’s best estimate given its current knowledge; actual amounts could be materially different.

		Pension	Postretirement
		Benefits	Benefits

Expected benefit payments (from plan assets)	2006	446	208
	2007	633	296
	2008	818	394
	2009	1,035	499
	2010	1,212	618
	2011-2015	8,577	4,203

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
          Altra Industrial contributed $0.9 million to its pension plan in 2005. Altra Industrial has cash funding requirements associated with its pension plan which are estimated to be $6.9 million in 2006, $3.6 million in 2007, $2.5 million in 2008 and $1.9 million annually until 2011.

Defined Contribution Plans
          At November 30, 2004, Altra Industrial established a defined contribution plan for substantially all full-time U.S.-based employees on terms that mirror those previously provided by the Predecessor. All active employees became participants of Altra Industrial’s plan and all of their account balances in the Predecessor plans were transferred to Altra Industrial’s plan at Inception.
          Under the terms of both the Altra Industrial and Predecessor plans, eligible employees may contribute from one to fifteen percent of their compensation to the plan on a pre-tax basis. Altra Industrial makes a matching contribution equal to half of the first six percent of salary contributed by each employee and makes a unilateral contribution of three percent of all employees’ salary (including non-contributing employees). Altra Industrial’s expense associated with the defined contribution plan was $2.5 and $0.3 million during the year-ended December 31, 2005 and the period December 1, 2004 through December 31, 2004, respectively. The Predecessor’s expense was $2.4 million during the eleven months ending November 30, 2004, and $2.0 million in the year ending December 31, 2003.

10.	Long-Term Debt

Revolving Credit Agreement
          At November 30, 2004, Altra Industrial entered into an agreement for up to $30 million of revolving borrowings from a commercial bank (the Revolving Credit Agreement), subject to certain limitations resulting from the requirement of Altra Industrial to maintain certain levels of collateralized assets, as defined in the Revolving Credit Agreement. Altra Industrial may use up to $10 million of its availability under the Revolving Credit Agreement for standby letters of credit issued on its behalf, the issuance of which will reduce the amount of borrowings that would otherwise be available to Altra Industrial. Altra Industrial may re-borrow any amounts paid to reduce the amount of outstanding borrowings; however, all borrowings under the Revolving Credit Agreement must be repaid in full as of November 30, 2009.
          Borrowings under the Revolving Credit Agreement bear interest, at Altra Industrial’s election, at LIBOR plus 250 basis points annually or the lenders Prime Rate plus 125 basis points, but in no event no lower than 3.75%. Altra Industrial must also pay 2.0% per annum on all outstanding letters of credit, 0.375% per annum on the unused availability under the Revolving Credit Agreement and $10 per quarter in service fees. Altra Industrial incurred approximately $1.5 million in fees associated with the issuance of the Revolving Credit Agreement which have been capitalized as deferred financing costs and will be amortized over the five year life of the Revolving Credit Agreement as a component of interest expense.
          Substantially all of Altra Industrial’s assets have been pledged as collateral against outstanding borrowings under the Revolving Credit Agreement. The Revolving Credit Agreement requires Altra Industrial to maintain a minimum fixed charge coverage ratio (when availability under the line falls below $12.5 million) and imposes customary affirmative covenants and restrictions on Altra Industrial. Altra Industrial was in compliance with certain covenants and obtained a waiver for noncompliance with one covenant at December 31, 2005. Altra Industrial was in compliance with all requirements of the Revolving Credit Agreement at December 31, 2004.
          There were no borrowings under the Revolving Credit Agreement at December 31, 2005 and 2004, however; the lender had issued $2.4 million and $1.9 million, respectively, of outstanding letters of credit on behalf of Altra Industrial.

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)

9% Senior Secured Notes
          At November 30, 2004, Altra Industrial issued 9% Senior Secured Notes (Senior Notes), with a face value of $165 million. Interest on the Senior Notes is payable semiannually, in arrears, on June 1 and December 1 of each year, beginning June 1, 2005, at an annual rate of 9%. The effective interest rate on the Senior Notes is approximately 10.0%, after consideration of the amortization of $6.6 million related to initial offer discounts (included in long-term debt) and $2.7 million of deferred financing costs (included in other assets).
          The Senior Notes mature on December 1, 2011 unless previously redeemed by Altra Industrial. Through December 1, 2007, Altra Industrial may elect to redeem up to 35% of the Senior Notes with the proceeds of certain equity transactions by paying a 9% premium of the amounts paid by such redemption. From December 1, 2008 through November 30, 2009, Altra Industrial may also elect to redeem any or all of the Senior Notes still outstanding by paying a 4.5% premium of the amounts paid for such redemptions. A 2.25% premium is due for redemptions completed from December 1, 2009 to November 30, 2010. Subsequent to November 30, 2010, Altra Industrial may elect to redeem any or all of the Senior Notes then outstanding at face value.
          In connection with the issuance of the Senior Notes, Altra Industrial agreed to file a registration statement with the U.S. Securities and Exchange Commission in an effort to convert the Senior Notes to publicly traded instruments. Altra Industrial experienced delays in the effectiveness of such filing, and incurred additional interest at an annual rate of ..25%, increasing by an additional .25% for each 90 day delay in the registration up to .75% of additional interest by the time the registration statement became effective. The additional interest expense included in the statement operations for the year ended December 31, 2005 was $0.4 million.
          The Senior Notes are guaranteed by Altra Industrial’s U.S. domestic subsidiaries and are secured by a second priority lien, subject to first priority liens securing the Revolving Credit Agreement, on substantially all of Altra Industrial’s assets. The Senior Notes contain numerous terms, covenants and conditions, which impose substantial limitations on Altra Industrial. With the exception of filing timely financial information, Altra Industrial was in compliance with all covenants of the Senior Notes at December 31, 2005. This by itself does not constitute an event of default nor trigger the callability of the Senior Notes. As of December 31, 2004 Altra Industrial was in compliance with all of the requirements of the Senior Notes.

Subordinated Notes
          At November 30, 2004, the Company executed an agreement with a stockholder to obtain $14.0 million of unsecured subordinated financing (the Subordinated Notes). The Subordinated Notes were issued at par value and mature on November 30, 2019. Interest accrues at an annual rate of 17% and is payable quarterly in full or paid-in-kind (PIK). As of December 31, 2004, the Company elected to accrue $198 thousand of interest expenses as PIK. During 2005, the Company paid all interest, including the 2004 PIK interest, in full. As of December 31, 2005, there was $595 thousand of accrued interest included in accruals and other liabilities in the accompanying balance sheet.
          The Subordinated notes become callable by the lender on December 1, 2011 or upon full payment of the 9% Senior Secured notes discussed above. The lender also has the right to demand payment at 101% upon change of control. The company may elect to redeem the Subordinated Notes at any time in whole or in part. Payments made prior to November 30, 2006 will incur a 6% prepayment penalty. This prepayment penalty decreases by 1% on every subsequent anniversary date.
          The Company incurred approximately $0.3 million in fees associated with the issuance of the Subordinated Notes that are capitalized as deferred financing costs included in other assets in the

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
accompanying balance sheet. These costs will be amortized through November 2011 as a component of interest expense.
          The Subordinated Notes impose customary affirmative covenants and restrictions on the Company, including the delivery of timely financial information to the lender. With the exception of filing timely financial information, the Company was in compliance with all covenants of the Subordinated Notes at December 31, 2005. The Company obtained a waiver of this covenant requirement from the holder of the Subordinated Notes. The Company was in compliance with all covenant requirements as of December 31, 2004.

Predecessor Debt
          During 2003, the Predecessor borrowed $70.6 million from its parent company which was used to retire all, then existing, bank debt. In connection with the repayment of the bank debt, the Predecessor wrote off $0.4 million of deferred financing costs, which was charged to the gain on sale of assets and other non-operating expense (income) caption in the statement of operations. The amounts borrowed from the parent company bore an interest rate of 5.83% which approximated the rates incurred by the parent company for their third-party debt.

Capital Leases (see also Note 16)
          The Company and the Predecessor lease a building and certain equipment under capital lease arrangements, whose obligations are included in both short-term and long-term debt. Capital lease obligations amounted to approximately $0.3 million and $1.1 million at December 31, 2005 and 2004, respectively. Assets under capital leases are included in property, plant and equipment with the related amortization recorded as depreciation expense.

11.	Convertible Preferred Stock
          The Company has authorized 40,000,000 shares of Series A Convertible Preferred Stock (the Preferred), 35,500,000 and 35,100,000 of which was outstanding as of December 31, 2005 and 2004, respectively. The initial 35,100,000 Preferred shares were issued in connection with the acquisitions discussed in Note 3. An additional 400,000 Preferred shares were purchased by certain members of management in 2005. A Preferred holder is also the holder of the Company’s Subordinated Notes, discussed in Note 10. The Preferred Stock holders are entitled to the following rights:

Dividends
          The holders of the outstanding Preferred Stock are entitled to receive, when and if declared by the Board, non-cumulative cash dividends at an annual rate of $0.08 per share of the Preferred Stock. As of December 31, 2005 and 2004, no dividends have been declared.

Liquidation
          In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, as defined, the holder of each share of Preferred Stock is entitled to receive, prior to any distribution to common shareholders, the greater of an amount equal to (i) $1.00 per share, plus all unpaid declared dividends, or (ii) the amount per share they would have received if the Preferred shares had been converted to common stock prior to a liquidity event. Liquidation, as defined, would include the sale of the business or the sale of greater than 50% of the common stock of the Company.

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)

Redemption
          The Preferred Stock is not redeemable at the option of the Company or the holders.

Conversion
          The shares of Preferred Stock can, at the election of the holders, at any time, be converted in whole or in part into common shares at a ratio of two-to-one subject to adjustments for future stock splits, mergers, consolidations, recapitalizations and or reorganizations.
          Each share of Preferred Stock is automatically converted at the then effective conversion rate immediately upon the consummation of an underwritten public offering, provided that aggregate net proceeds to the Company of such offering are not less than $50,000,000.

Voting
          The holders of Preferred Stock have the same voting rights as the Common stockholders. The two classes of stock shall vote together and not as separate classes. Each shareholder of Preferred Stock is entitled to one vote per each share of Common Stock into which the Preferred Stock could then be converted.

Protective Provision
          Holders of the Company’s Preferred Stock are entitled to anti-dilutive protections and protective class voting rights; including the right to veto sales or mergers of the Company, to prevent amendments to the Company’s certificate of incorporation and to prohibit future sales of Common and Preferred stock.

12.	Stockholders’ Equity

Amended and Restated Stockholders Agreement
          At inception, the Company and its common and preferred stockholders entered into a Stockholders Agreement which defines the rights and limitations of its stockholders. The Stockholders Agreement was amended on January 6, 2005.
          The Amended and Restated Stockholders Agreement (the Stockholders Agreement) generally imposes restrictions on the transfer of Company stock and grants the Company and certain of its stockholders certain rights of first refusal and co-sale rights with respect to sales of shares by other stockholders. The Stockholders Agreement also grants to Genstar Capital, LP. (Genstar), one of the primary stockholders, the right to designate all directors of the Company and the right to require other parties to participate, on a pro-rata basis, in any sale of shares by Genstar.
          Regarding shares held by employees of the Company, the Stockholders Agreement grants, to the Company and Genstar, the right to purchase such shares, upon the employees’ termination from the Company, at fair market value, or in the case of termination for cause (as defined in the Stockholders Agreement), at the employees’ cost if lower than the fair market value.

Registration Rights Agreement
          At Inception, the Company and its common stockholders entered into a Registration Rights Agreement which defines the rights to register shares of the Company’s common stock (including shares of common stock issuable upon conversion of shares of the Company’s Series A Preferred Stock).
          The Amended and Restated Registration Rights Agreement (the Registration Agreement) generally grants, to Genstar, the right to require the Company to register its shares of common stock for

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
public trading at any time after January 6, 2006. The Registration Agreement also grants other shareholders the right to participate in any registration of common stock required by Genstar. The Registration Agreement imposes restrictions on the sale of the Company shares for a period of 180 days following the effective date of a registration statement or the commencement of a public distribution of shares, provides for certain procedures and requirements for filing of a registration statement with the U.S. Securities and Exchange Commission and provides for certain indemnifications by the Company and its shareholders upon any such registration.

Restricted Common Stock
          The Company’s Board of Directors established the 2004 Equity Incentive Plan (the Plan) that provides for various forms of stock based compensation to independent directors, officers and senior-level employees of the Company. Simultaneous with the establishment of this plan, the Board of Directors authorized and issued 1.7 million shares of restricted common stock to certain independent directors and employees of the Company. The restricted shares issued pursuant to the plan will be service time vested ratably over each of the five years from the date of grant, provided, that the vesting of the restricted shares may accelerate upon the occurrence of certain liquidity events, if approved by the Board of Directors in connection with the transactions. Common stock awarded under the 2004 Equity Incentive Plan is generally subject to restrictions on transfer, repurchase rights, and other limitations and rights as set forth in the Stockholders Agreement and Registration Agreement.
          The Plan permits the Company to grant restricted stock to key employees and other persons who make significant contributions to the success of the Company. The restrictions and vesting schedule for restricted stock granted under the Plan are determined by the Compensation Committee of the Board of Directors. In connection with the November 2004 transaction the Company issued 439,057 shares of restricted common stock with a fair value of $88. In January 2005 175,722 shares with a fair value of $35 were forfeited and 1,394,165 shares of restricted common stock with a fair value of $279 were granted. At December 31, 2005, 1,604,833 shares of unvested restricted stock were outstanding with a fair value of $0.3 million as of the date of the grant. At December 31, 2004, 439,057 shares of unvested restricted stock were outstanding with a fair value of $88 as of the grant date.
          The fair value of the Company’s common stock is determined by the Company’s Board of Directors (the Board) at the time of the restricted common stock grants. In the absence of a public trading market for the Company’s common stock, the Company’s Board considers objective and subjective factors in determining the fair value of the Company’s common stock and related options. Consistent with the guidance provided by the AICPA’s Technical Practice Aid on The Valuation of Privately-held-Company Equity Securities Issued as Compensation (the TPA), such considerations included, but were not limited to, the following factors:

•	Historical and expected future earnings performance

•	The liquidation preferences and dividend rights of the preferred stock

•	Milestones achieved by the company

•	Marketplace and major competition

•	Market barriers to entry

•	The Company’s workforce and related skills

•	Customer and vendor characteristics

•	Strategic relationships with suppliers

•	Risk factors and uncertainties facing the Company

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)

Predecessor
          For the Predecessor, all historical equity balances are reflected in the combined financial statements as invested capital. The annual net cash flows from the Boston Gear division, the recognition or settlement of intercompany balances of any of the Predecessor entities with Colfax, federal and state income taxes payable or receivable and allocations of balances from Colfax are reflected as contributions from and distributions to affiliates in the consolidated statements of stockholders’ equity.

13.	Related-Party Transactions

Kilian Acquisition
          As discussed in Note 3, the Company acquired Kilian through the exchange of preferred and common stock in the Company that was issued to certain preferred and common shareholders of Kilian, the majority of whom were represented by Genstar Capital Partners III, L.P., one of the primary stockholders of the Company.

Management Agreement
          At November 30, 2004, the Company entered into an advisory services agreement with Genstar Capital, L.P. (“Genstar”), whereby Genstar agreed to provide certain management, business strategy, consulting, financial advisory and acquisition related services to the Company. Pursuant to the agreement, the Company will pay to Genstar an annual consulting fee of $1.0 million (payable quarterly, in arrears at the end of each calendar quarter), reimbursement of out-of-pocket expenses incurred in connection with the advisory services and an advisory fee of 2.0% of the aggregate consideration relating to any acquisition or dispositions completed by the Company. The Company recorded $1.0 million and $0.1 million in management fees, included in selling, general and administrative expenses for the year ended December 31, 2005 and for the period from inception through December 31, 2004, respectively. Genstar also received a one-time transaction fee of $4.0 million, and $0.4 million in reimbursement of transaction related expenses, for advisory services it provided in connection with the acquisitions and related financings discussed in Notes 3 and 10, and such amounts are reflected in selling, general and administrative expenses for the period from inception (December  1, 2004) through December 31, 2004. At December 31, 2005, the Company had $0.3 million recorded in accruals and other liabilities as a payable to Genstar in connection with the annual consulting fee, there were no amounts outstanding at December 31, 2004.

Subordinated Notes
          As discussed in Notes 10 & 11, a Preferred Stock holder is the holder of the Subordinated Notes payable. In 2004, the Company recorded $198 thousand of interest expense related to the Notes and no cash payments were made. In 2005, the Company recorded $2.4 million of related interest expense and disbursed $2 million in cash payments to the holder.

Transition Services Agreement
          In connection with the acquisition of the Predecessor operations from Colfax, the Company entered into a transition services agreement with Colfax whereby Colfax agreed to provide the Company with transitional support services. The transition services include the continued access to Colfax’ employee benefit plans through February 2005, the provision of certain accounting, treasury, tax and payroll services through various periods all of which ended by May 2005 and the transition of management oversight of various on-going business initiatives through May 2005. The cost of these services was less than $0.1 million.

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)

Predecessor Related Party Transactions
          Danaher Corporation (Danaher) was related to the Predecessor through common ownership. Revenue from sales of products to Danaher was approximately $0.3 for the eleven months ended November 30, 2004 and $0.3 million for the year ended December 31, 2003. Purchases of products from Danaher amounted to $5.8 million and $7.2 million in the eleven months ending November 30, 2004 and the year ending December 31, 2003, respectively.
          Certain corporate and administrative services were performed for the Predecessor by Colfax personnel. Such services consist primarily of executive management, accounting, legal, tax, treasury and finance. Services performed for the Predecessor by Colfax were allocated to the Predecessor to the extent that they were identifiable, clearly applicable to the Predecessor and factually supported as attributable to the Predecessor. Management believes that this method of allocation is reasonable and it is consistent throughout all periods presented. No significant amounts are included in the Company’s financial statements for such services although certain professional fees including auditing fees have been allocated to the Predecessor results in the Statement of Operations and Comprehensive Income (Loss). Management estimates that these expenses would increase by approximately $1.0 million if the Predecessor was a stand alone entity. In addition, the Predecessor participated in group purchasing arranged by Colfax for costs such as insurance, health care and raw materials. These direct expenses were charged to the Predecessor entities as incurred.
          The Predecessor utilized a materials sourcing operation located in China that was operated by Colfax for the benefit of all affiliated entities. Management estimates that expenses would increase approximately $0.6 million if the Predecessor had to operate this sourcing function on a stand alone basis.
          The Predecessor also participated in the Colfax treasury function whereby funds were loaned to and borrowed from affiliates in the normal course of business. The net amount due to Colfax and its subsidiaries, which are not a component of the Predecessor, are reported as affiliate debt in the Balance Sheet.

14.	Concentrations of Credit, Business Risks and Workforce
          Financial instruments, which are potentially subject to concentrations of credit risk, consist primarily of trade accounts receivable. The Company manages this risk by conducting credit evaluations of customers prior to delivery or commencement of services. When the Company enters into a sales contract, collateral is normally not required from the customer. Payments are typically due within thirty days of billing. An allowance for potential credit losses is maintained, and losses have historically been within management’s expectations.
          Credit related losses may occur in the event of non-performance by counterparties to financial instruments. Counterparties typically represent international or well established financial institutions.
          One customer represents 9.4%, 9.0%, 10.3%, and 10.8% of the Company’s and Predecessor’s sales for the year ended December 31, 2005 and the periods December 1, 2004 through December 31, 2004 and January 1, 2004 through November 30, 2004 and the year ended December 31, 2003, respectively. Outstanding accounts receivables from that customer were $3.6 million and $2.7 million at December 31, 2005 and 2004, respectively.
          The Company and its Predecessor operate in a single business segment for the development, manufacturing and sales of mechanical power transmission products. The Company’s chief operating decision maker reviews consolidated operating results to make decisions about allocating resources and

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
assessing performance for the entire Company. Net sales to third parties and property, plant and equipment by geographic region are as follows (in thousands):

	Net Sales

			Predecessor (Note 1)
		December 1,
		2004	11 Months		Property, Plant and Equipment
	Year Ended	Through	Ended	Year Ended
	December 31,	December 31,	November 30,	December 31,	December 31,	December 31,
	2005	2004	2004	2003	2005	2004

North America (primarily U.S.)	$288,883	$23,071	$207,731	$198,244	$47,587	$47,284
Europe	59,176	4,632	54,141	54,672	16,968	18,760
Asia and other	15,406	922	13,165	13,947	1,838	1,962

Total	$363,465	$28,625	$275,037	$266,863	$66,393	$68,006

          Net sales to third parties are attributed to the geographic regions based on the country in which the shipment originates. Amounts attributed to the geographic regions for long-lived assets are based on the location of the entity, which holds such assets.
          The net assets of our foreign subsidiaries at December 31, 2005 and 2004 were $49.2 million and $46.8 million, respectively.
          The Company has not provided specific product line sales as our general purpose financial statements do not allow us to readily determine groups of similar product sales.
          Approximately 32.3% of the Company’s labor force (19.3% and 90.1% in the United States and Europe, respectively) is represented by collective bargaining agreements.

15.	Predecessor Restructuring, Asset Impairment and Transition Expenses
          On January 1, 2003, the Predecessor adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 nullifies EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. Restructuring plans initiated prior to December 31, 2002 are accounted for according to EITF 94-3 while all restructuring actions initiated after December 31, 2002 will be accounted for according to SFAS No. 146. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. EITF 94-3 had previously required that a liability for such costs be recognized at the date of the Company’s commitment to an exit or disposal plan. SFAS No. 146 may effect the periods in which costs are recognized although the total amount of costs recognized will be the same as previous accounting guidance.
          Beginning in the fourth quarter of 2002, the Predecessor adopted certain restructuring programs intended to improve operational efficiency by reducing headcount, consolidating its operating facilities and relocating manufacturing and sourcing to low-cost countries. The Predecessor did not exit any of its operating activities and these programs did not reduce sales. The amounts recorded as restructuring charges, asset impairment and transition expenses in the Consolidated Statement of Comprehensive Income (Loss) for the period January 1, 2004 through November 30, 2004 and the year ended

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
December 31, 2003 amounted to approximately $0.9 million and $11.1 million, respectively, and were comprised of the following major categories:

	11 Months Ended	Year Ended
	November 30,	December 31,
	2004	2003

Accrued restructuring charge	$—	$—
Impairment or loss on sale of fixed assets	306	2,011
Period cost transition expenses	641	9,074

	$947	$11,085

          Certain period costs such as relocation, training, recruiting, duplicative associates and moving costs resulting from restructuring programs amounted to $0.6 million and $9.1 million for the period January 1, 2004 through November 30, 2004 and the year ended December 31, 2003, respectively, were included as a component of transition expense. A summary of Predecessor cost reduction programs follows.

United States Programs
          The speed reducer product line consolidation resulted in the closure of the Florence, KY distribution center, the Louisburg, NC manufacturing facility and the Charlotte, NC manufacturing facility. The three closed locations were moved into a new leased facility in Charlotte, NC. In addition the Norwalk, CA distribution center was downsized and moved into a smaller facility and the engineering and purchasing functions were moved from Quincy, MA to the new Charlotte, NC production facility. This program, other than the payment of accrued severance amounts, was substantially completed in the third quarter of 2003.
          The electronic clutch brake product line consolidation resulted in the closure of the Roscoe, IL manufacturing facility. The high volume turf and garden product line was moved to the Columbia City, IN coil production facility, while the industrial and vehicular product lines were moved into the South Beloit, IL manufacturing facility. This program, other than the payment of accrued severance amounts and certain remaining transition expenses, was substantially completed in the fourth quarter of 2003.
          The sprag clutch product line consolidation resulted in the closure of the LaGrange, IL manufacturing facility. Production was relocated to the Formsprag production facility in Warren, MI. This program, other than the payment of accrued severance amounts, was substantially completed in the fourth quarter of 2002.
          The heavy duty clutch product relocation resulted in the closure of the Waukesha, WI production facility, which was consolidated into the Wichita Falls, TX heavy duty clutch production facility. Engineering support remained in Waukesha in a separate smaller leased facility. This program, other than the payment of accrued severance amounts, was substantially completed in the third quarter of 2003.
          Administrative process streamlining primarily involved the consolidation of the speed reducer and electronic clutch brake product lines customer service function in South Beloit, IL. This program, other than the payment of accrued severance amounts, was substantially completed in the third quarter of 2003.

European and Asian Programs
          The European and Asian electronic clutch brake consolidation resulted in the closure of the Bishop Auckland, United Kingdom manufacturing facility with production being relocated to Angers, France and Shenzhen, China. In addition, customer service and engineering functions were centralized in Angers, France. The two French facilities in Angers and Lemans were also rationalized. The Lemans facility was downsized to focus exclusively on machining operations. All other manufacturing and

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
administrative functions were centralized in Angers. This program, other than the payment of accrued severance amounts, was substantially completed in the fourth quarter of 2003.
          Predecessor asset impairment and losses on sales of assets by program for the period January 1, 2004 through November 30, 2004 and the year ending December 31, 2003 were as follows:

	11 Months
	Ended
	November 30,	December 31,
	2004	2003

United States programs:
Speed reducer product line consolidation	$—	$2,011
Electronic clutch brake consolidation	306	—

Total United States programs	$306	$2,011
Total non-cash asset impairment and loss on sale of assets	$306	$2,011

          Predecessor total transition expense by program for the period January 1, 2004 through November 30, 2004 and the year ending December 31, 2003 were as follows:

	11 Months
	Ended
	November 30,	December 31,
	2004	2003

United States programs:
Speed reducer product line consolidation	$—	$3,516
Electronic clutch brake consolidation	641	2,203
Sprag clutch consolidation	—	24
Heavy duty clutch consolidation	—	516
Administrative streamlining	—	592

Total United States programs	$641	$6,851
Europe and Asia electronic clutch brake consolidation	—	2,223

Total transition expense	$641	$9,074

          Predecessor transition expense by major expense component for the period January 1, 2004 through November 30, 2004 and the year ending December 31, 2003 were as follows:

	11 Months
	Ended
	November 30,	December 31,
	2004	2003

Training	$—	$914
Relocation	—	959
Moving costs	—	3,485
Severance	—	767
Duplicate employees	—	1,689
ERP system integration	—	477
Other	641	783

Total transition expense	$641	$9,074

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
          Cash paid by the Predecessor to support its restructuring programs for the period January 1, 2004 through November 30, 2004 and the year ended December 31, 2003 was as follows:

			Combined,
			Period from
	11 Months		January 1, 2003
	Ended	Year Ended	Through
	November 30,	December 31,	November 30,
	2004	2003	2004

United States programs:
Speed reducer product line consolidation	$331	$583	$914
Electronic clutch brake consolidation	711	908	1,619
Sprag clutch consolidation	89	103	192
Heavy duty clutch consolidation	158	416	574
Administrative streamlining	8	284	292

Total United States programs	$1,297	$2,294	$3,591
Europe and Asia electronic clutch brake consolidation	288	2,553	2,841

Cash charged against the restructuring reserve	$1,585	$4,847	$6,432
Transition expense	641	9,074	9,715

Total cash utilized	$2,226	$13,921	$16,147

          The Predecessor’s accrued restructuring expenses were essentially fully-paid by the Predecessor at November 30, 2004, as follows:

11 Months Ended
November 30,
2004

Balance at beginning of period	$1,606
Cash payments	(1,585)

Balance at end of period	$21

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)

16.	Commitments and Contingencies

Minimum Lease Obligations
          The Company leases certain offices, warehouses, manufacturing facilities, automobiles and equipment with various terms that range from a month to month basis to ten year terms and which, generally, include renewal provisions. Future minimum rent obligations under non-cancelable operating leases are as follows:

	Operating	Capital
Year Ending December 31:	Leases	Leases

2006	$2,709	$211
2007	2,269	166
2008	1,396	6
2009	680	—
2010	513	—
Thereafter	1,464	—

Total lease obligations	$9,031	383

Less amounts representing interest		(44)

Present value of minimum capital lease obligations		$339

          Net rent expense under operating leases for the year ended December 31, 2005 and the periods from Inception to December 31, 2004, and January 1, 2004 to November 30, 2004, and the year ended December 31, 2003 was approximately $4.3 million, $0.5 million, $5.4 million and $6.1 million, respectively.

General Litigation
          The Company is involved in various pending legal proceedings arising out of the ordinary course of business. None of these legal proceedings is expected to have a material adverse effect on the financial condition of the Company. With respect to these proceedings, management believes that it will prevail, has adequate insurance coverage or has established appropriate reserves to cover potential liabilities. Any costs that management estimates may be paid related to these proceedings or claims are accrued when the liability is considered probable and the amount can be reasonably estimated. There can be no assurance, however, as to the ultimate outcome of any of these matters, and if all or substantially all of these legal proceedings were to be determined adversely to the Company, there could be a material adverse effect on the financial condition of the Company.
          As parent to the Predecessor, Colfax maintained reserves for various legal and environmental matters. Unless a legal or environmental matter of Colfax could be specifically identified as related to the Predecessor, no reserve has been provided for in the Predecessor financial statements. In addition, Colfax has agreed to indemnify the Company for certain pre-existing matters up to agreed upon limits.

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)

17.	Unaudited Quarterly Results of Operations (in thousands):

Year Ending December 31, 2005	Fourth	Third	Second	First

Net Sales	$89,974	$85,155	$93,034	$95,302
Gross Profit	24,928	21,371	23,314	21,900
Net income (loss)	1,295	204	1,084	(79)
Basic earnings per share	$37.00	$—	$—	$—
Diluted earnings per share	$0.07	$0.01	$0.06	$—

		Predecessor (Note 1)
	Period from
	Inception	Period from
	(December 1)	October 1, 2004
	to	to
	December 31,	November 30,
Year Ending December 31, 2004	2004	2004	Third	Second	First

Net Sales	$28,625	$46,338	$72,542	$78,151	$78,006
Gross Profit	4,778	9,687	17,683	18,296	20,118
Net income (loss)	(5,893)	(253)	(1,081)	2,668	5,561
Basic earnings per share	$—	N/A	N/A	N/A	N/A
Diluted earnings per share	$—	N/A	N/A	N/A	N/A
          The Predecessor’s capital structure was comprised of contributions from the parent and affiliated companies. There was no common stock associated with the group of entities which comprised the Predecessor. Accordingly there is no respective earnings per share.

18.	Reverse Common Stock Split
          In December 2006, the Board of Directors of the Company approved a two-for-one reverse stock split of the Company’s common stock. All financial information presented reflects the impact of the reverse split.

19.	Subsequent Event (Unaudited)
          On November 7, 2005, we entered into a purchase agreement with the shareholders of Hay Hall Holdings Limited, or Hay Hall, pursuant to which we agreed to acquire all of the outstanding share capital of Hay Hall for $50.3 million subject to certain purchase price adjustments. Under the purchase agreement, the initial aggregate purchase price of $50.3 million to be paid at closing will be subject to a change in working capital adjustment, less debt balances at closing, plus cash balances at closing. We closed the acquisition on February 9, 2006 for $49.2 million. The purchase price is still subject to a change as a result of the finalization of a working capital adjustment in accordance with the terms of the purchase agreement. We will also pay up to $6.0 million of the total purchase price in the form of deferred consideration. At the closing we deposited such deferred consideration into an escrow account for the benefit of the former Hay Hall shareholders. The deferred consideration is represented by a loan note. While the former Hay Hall shareholders will hold the note, their rights will be limited to receiving the amount of the deferred compensation placed in the escrow account. They will have no recourse against the Company unless we take action to prevent or interfere in the release of such funds from the escrow account. At closing, Hay Hall and its subsidiaries became the Company’s direct or indirect wholly owned subsidiaries. Hay Hall is a UK-based holding company established in 1996 that is focused primarily on the manufacture of couplings and clutch brakes. Hay Hall consists of five main businesses that are niche focused and have strong brand names and established reputations within their primary markets.

ALTRA HOLDINGS, INC.
Notes to Consolidated Financial Statements — (Continued)
          The Hay Hall acquisition will be accounted for in accordance with SFAS No. 141. Since the closing date of the Hay Hall acquisition was subsequent to December 31, 2005, the Company’s consolidated financial statements as of that date do not include any amounts related to Hay Hall.
          The Company has not completed its final purchase price allocation. The value of the acquired assets, assumed liabilities and identified intangibles from the acquisition of Hay Hall, as presented below, are based upon management’s estimates of fair value as of the date of the acquisition. However, the goodwill and intangibles recorded in connection with the acquisition of Hay Hall have not yet been allocated across the business units acquired nor have the values been finished. Further, and as discussed above, the final purchase price is subject to certain purchase price adjustments which have not been finalized. The final purchase price allocations will be completed within one year of the acquisition and are not expected to have a material impact on the Company’s financial position or results of operations. The preliminary purchase price allocation is as follows:

Total purchase price, including closing costs of approximately $1.7 million	$50,981

Cash and cash equivalents	441
Trade receivables	11,668
Inventories	16,989
Prepaid expenses and other	1,442
Property, plant and equipment	10,509
Intangible assets	15,900

Total assets acquired	56,949
Accounts payable, accrued payroll, and accruals and other current liabilities	11,862
Other liabilities	5,647

Total liabilities assumed	17,509

Net assets acquired	39,440

Excess purchase price over the fair value of net assets acquired	$11,541

          The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill.
          The estimated amounts recorded as intangible assets consist of the following:

Customer relationships	$9,064
Product technology and patents	1,589

Total intangible assets subject to amortization	10,653

Trade names and trademarks, not subject to amortization	5,247

Total intangible assets	$15,900

          Customer relationships, product technology and patents, are subject to amortization over their estimated useful lives which reflects the anticipated periods over which the Company estimates it will benefit from the acquired assets. The estimated useful lives have not been finalized by the Company. The Company anticipates that substantially all of this amortization is deductible for income tax purposes. The Company is considering its options relative to the deductibility of goodwill and is unable at this time to determine what, if any, will be deductible for income tax purposes.

ALTRA HOLDINGS, INC
Consolidated Balance Sheets
(Dollars in thousands, except share amounts)

	Pro forma

	September 29,	September 29,	December 31,
	2006	2006	2005

	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$5,760	$5,760	$10,060
Trade receivables, less allowance for doubtful accounts of $2,089 and $1,797	64,555	64,555	46,441
Inventories, less allowance for obsolete materials of $9,598 and $6,843	73,691	73,691	54,654
Deferred income taxes	2,387	2,387	2,779
Prepaid expenses and other current assets	3,895	3,895	1,973

Total current assets	150,288	150,288	115,907
Property, plant and equipment, net	81,511	81,511	66,393
Intangible assets, net	57,465	57,465	44,751
Goodwill	78,036	78,036	65,345
Other assets, net	6,784	6,784	5,295

Total assets	$374,084	$374,084	$297,691

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	34,567	$34,567	$30,724
Accrued payroll	11,323	11,323	16,016
Accruals and other liabilities	22,034	22,304	16,085
Deferred income taxes	282	282	33
Current portion of capital leases and short term bank borrowings	1,476	1,476	186

Total current liabilities	69,952	69,952	63,044
Long-term debt, less current portion and net of unaccreted discount	227,851	227,851	173,574
Deferred income taxes	11,136	11,136	7,653
Pension liabilities	15,308	15,308	14,368
Other post retirement benefits	8,289	8,289	12,500
Other long term liabilities	2,443	2,443	1,601
Commitments and Contingencies	—	—	—
Convertible Preferred Series A stock ($0.001 par value, 40,000,000 shares authorized, 35,500,000 shares issued and outstanding)	—	35,500	35,500
Stockholders’ equity:
Common stock (50,000,000 shares authorized, 331,500 and 52,667 issued & outstanding, respectively, $0.001 par value)	18	—	—
Additional paid-in capital	36,034	552	113
Retained earnings (deficit)	7,304	7,304	(3,389)
Cumulative foreign currency translation adjustment	(2,829)	(2,829)	(5,851)
Minimum pension liability	(1,422)	(1,422)	(1,422)

	39,105	39,105	24,951

Total liabilities and stockholders’ deficit	$374,084	$374,084	$297,691

See accompanying notes.

ALTRA HOLDINGS, INC.
Condensed Consolidating Statements of Operations and Comprehensive Income (Loss)
(Amounts in thousands, except per share amounts)

	Nine Months Ended

	September 29,	September 30,
	2006	2005

	(Unaudited)	(Unaudited)
Net sales	$347,511	$273,491
Cost of sales	252,959	206,906

Gross profit	94,552	66,585
Selling, general and administrative expenses	57,364	45,990
Research and development expenses	3,807	3,495
Gain on curtailment of post-retirement benefit plan	(3,838)	—

Income from operations	37,219	17,100
Interest expense, net	19,382	14,647
Other non-operating expense, net	647	3

Income before income taxes	17,190	2,450
Provision for income taxes	6,497	1,241

Net income	10,693	1,209
Other comprehensive income (loss), net of income taxes:
Foreign currency translation adjustment	3,022	(1,951)

Other comprehensive income (loss)	3,022	(1,951)

Comprehensive income (loss)	$13,715	(742)

Net Income per share:
Basic	$35.52	$—
Diluted	$0.56	$0.06
Weighted average common shares outstanding:
Basic	301	—
Diluted	19,162	18,798
Pro forma effect of conversion of Series A preferred stock to common stock on net income per share:
Basic	$0.59
Diluted	$0.56
Pro forma weighted average common shares outstanding:
Basic	18,051
Diluted	19,162
See accompanying notes.

ALTRA HOLDINGS, INC.
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Nine Months Ended

	September 29,	September 30,
	2006	2005

	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$10,693	$1,209
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	7,544	6,249
Amortization of intangible assets	2,767	2,215
Amortization of deferred loan costs	955	513
Loss on foreign currency, net	466	—
Accretion of debt discount	707	711
Amortization of inventory fair value adjustment	2,278	1,699
Amortization of deferred compensation	439	44
Gains on sale of fixed assets	(14)	(103)
Gain on curtailment of post-retirement benefits	(3,838)	—
Provision for deferred taxes	1,502	8
Changes in operating assets and liabilities:
Trade receivables	(1,945)	1,887
Inventories	(1,763)	2,640
Accounts payable and accrued liabilities	(9,443)	(2,116)
Other current assets and liabilities	159	(2,116)
Other operating assets and liabilities	343	(931)

Net cash provided by operating activities	10,850	11,909
Cash flows from investing activities:
Purchases of fixed assets	(6,133)	(3,401)
Sales of fixed assets	—	125
Payment of additional Kilian purchase price	—	(730)
Acquisitions, net of $441 of cash acquired	(54,302)	—

Net cash used in investing activities	(60,435)	(4,006)
Cash flows from financing activities:
Proceeds from issuance of senior notes	57,625	—
Payment of debt issuance costs	(2,506)	—
Payment of paid-in-kind interest	—	(198)
Proceeds from the sale of convertible preferred stock	—	300
Payment of Long term debt	(12,500)	—
Borrowings under revolving credit agreement	5,057	4,408
Payments on revolving credit agreement	(5,057)	(4,408)
Proceeds from mortgages	2,510	—
Payment of capital leases	(106)	(724)

Net cash provided by financing activities	45,023	(622)

Effect of exchange rates on cash	262	(1,716)

Increase (Decrease) in cash and cash equivalents	(4,300)	5,565
Cash and cash equivalents, beginning of period	10,060	4,729

Cash and cash equivalents, end of period	$5,760	$10,294

Cash paid during the period for:
Interest	$15,084	$10,410
Income Taxes	$2,160	$1,383
Non-cash financing:
Acquisition of capital equipment under capital lease	$404	$—

See accompanying notes

ALTRA HOLDINGS, INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
Dollars in thousands, unless otherwise noted

1.	Organization and Nature of Operations
          Headquartered in Quincy, Massachusetts, Altra Holdings, Inc. (“the Company”) produces, designs and distributes a wide range of mechanical power transmission products, including industrial clutches and brakes, enclosed gear drives, open gearing and couplings. The Company consists of several power transmission component manufacturers including Warner Electric, Boston Gear, Formsprag Clutch, Stieber Clutch, Ameridrives Couplings, Wichita Clutch, Nuttall Gear, Kilian, Delroyd Worm Gear, Bibby Transmissions, Twiflex, Matrix International, Inertia Dynamics and Huco Dynatork. The Company designs and manufactures products that serve a variety of applications in the food and beverage, material handling, printing, paper and packaging, specialty machinery, and turf and garden industries. Primary geographic markets are in North America, Western Europe and Asia.

2.	Basis of Presentation
          The Company was formed on November 30, 2004 following acquisitions of certain subsidiaries of Colfax Corporation (“Colfax”) and The Kilian Company (“Kilian”).
          The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments, which include normal recurring adjustments, necessary to present fairly the consolidated unaudited financial statements as of September 29, 2006 and for the year-to-date periods ended September 29, 2006 and September 30, 2005.
          The Company follows a four-, four-, five-week calendar per quarter with all quarters consisting of thirteen weeks.
          The accompanying unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year-ended December 31, 2005.
          The unaudited pro forma financial information presents the effects of the contemplated conversion of the preferred series A shares to common stock at a ratio of two-to-one as of the beginning of the period presented.

3.	Recent Accounting Pronouncements
          In June 2006, the FASB issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109”, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 will be effective for fiscal years beginning after December 15, 2006. The Company has not yet completed its evaluation of the impact of adoption on the Company’s financial position or results of operations.
          In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108 regarding the process of quantifying financial statement misstatements. SAB No. 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement. The interpretations in SAB No. 108 contain guidance on correcting errors under the dual approach as well as provide transition guidance for correcting errors. This interpretation docs not change the requirements within SFAS No. 154, “Accounting Changes and Error Corrections-a replacement of APB No. 20 and FASB Statement No. 3,” for the correction of an error on financial statements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006, The Company does not expect the effect to be material.

ALTRA HOLDINGS, INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)
          In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This pronouncement applies under other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement, This statement is effective for fiscal years beginning after November 15, 2007. and interim periods within those fiscal years. The Company docs not expect the effect to be material.
          In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This pronouncement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its statement of financial position. SFAS No. 158 also requires an employer to recognize changes in that funded status in the year in which the changes occur through comprehensive income. In addition, this statement requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The Company has not yet completed its evaluation of the impact of adoption on the Company’s financial position or results of operations.

4.	Net Income Per Share
          Basic earnings per share is based on the weighted average number of common shares outstanding, and diluted earnings per share is based on the weighted average number of common shares outstanding and all dilutive potential common equivalent shares outstanding. Common equivalent shares are included in the per share calculations when the effect of their inclusion would be dilutive.
          The following is a reconciliation of basic to diluted net income per share:

	Year-to-Date	Year-to Date
	Ended	Ended
	September 29,	September 30,
	2006	2005

Net Income	$10,693	$1,209

Shares used in net income per common share — basic	301	—
Effect of dilutive securities:
Incremental shares of unvested restricted common stock	1,111	1,098
Conversion of preferred stock	17,750	17,700

Shares used in net income per common share — diluted	19,162	18,798

Net income per common share — basic	$35.52	$—

Net income per common share — diluted	$0.56	$0.06

5.	Acquisitions
          On November 7, 2005, we entered into a purchase agreement with the shareholders of Hay Hall Holdings Limited, or Hay Hall, pursuant to which we agreed to acquire all of the outstanding share capital of Hay Hall for $50.3 million subject to certain purchase price adjustments. Under the purchase agreement, the initial aggregate purchase price of $50.3 million to be paid at closing is subject to a change in working capital adjustment, less debt balances at closing, plus cash balances at closing. We closed the acquisition on February 10, 2006 for $49.2 million. The purchase price is still subject to a change as a result of the finalization of a working capital adjustment in accordance with the terms of the purchase

ALTRA HOLDINGS, INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)
agreement. Included in the purchase price was $6.0 million paid in the form of deferred consideration. At the closing we deposited such deferred consideration into an escrow account for the benefit of the former Hay Hall shareholders. The deferred consideration is represented by a loan note. While the former Hay Hall shareholders will hold the note, their rights will be limited to receiving the amount of the deferred consideration placed in the escrow account. They will have no recourse against the Company unless we take action to prevent or interfere in the release of such funds from the escrow account. At closing, Hay Hall and its subsidiaries became the Company’s direct or indirect wholly owned subsidiaries. Hay Hall is a UK-based holding company established in 1996 that is focused primarily on the manufacture of couplings and clutch brakes. Hay Hall consists of five main businesses that are niche focused and have strong brand names and established reputations within their primary markets.
          The Hay Hall acquisition has been accounted for in accordance with SFAS No. 141. The closing date of the Hay Hall acquisition was February 10, 2006, and as such, the Company’s consolidated financial statements reflect Hay Hall’s results of operations only from that date forward.
          The Company has not completed its final purchase price allocation. The preliminary value of the acquired assets, assumed liabilities and identified intangibles from the acquisition of Hay Hall, as presented below, are based upon management’s estimates of fair value as of the date of the acquisition. However, the goodwill and intangibles recorded in connection with the acquisition of Hay Hall have not yet been allocated across the business units acquired nor have the values been finalized. Further, and as discussed above, the final purchase price is subject to certain purchase price adjustments which have not been finalized. The final purchase price allocations will be completed within one year of the acquisition and are not expected to have a material impact on the Company’s financial position or results of operations. The preliminary purchase price allocation is as follows:

Total purchase price, including closing costs of approximately $1.9 million	$51,177

Cash and cash equivalents	441
Trade receivables	12,959
Inventories	16,388
Prepaid expenses and other	1,099
Property, plant and equipment	13,996
Intangible assets	13,881

Total assets acquired	58,764
Accounts payable, accrued payroll, and accruals and other current liabilities	11,282
Other liabilities	3,493

Total liabilities assumed	14,775

Net assets acquired	43,989

Excess purchase price over the fair value of net assets acquired	7,188

          The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill.
          The estimated amounts recorded as intangible assets consist of the following:

Customer relationships, subject to amortization	$6,931
Trade names and trademarks, not subject to amortization	6,950

Total intangible assets	$13,881

ALTRA HOLDINGS, INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)
          Customer relationships, product technology and patents, are subject to amortization over their estimated useful lives which reflects the anticipated periods over which the Company estimates it will benefit from the acquired assets. The estimated useful lives have not been finalized by the Company. The Company anticipates that substantially all of this amortization is deductible for income tax purposes. The Company is considering its options relative to the deductibility of goodwill and is unable at this time to determine what, if any, will be deductible for income tax purposes.
          On May 18, 2006, we entered into a purchase agreement with the shareholders of Bear Linear LLC, or Bear, to purchase substantially all of the assets of the company for $5.0 million. Approximately $3.5 million was paid at closing and the remaining $1.5 million is payable over the next 2.5 years. One of Bear’s selling shareholders is a direct relative of one of the Company’s directors. Bear manufacturers high value-added linear actuators for mobile off-highway and industrial applications.
          The Bear acquisition has been accounted for in accordance with SFAS No. 141. The closing date of the Bear acquisition was May 18, 2006, and as such, the Company’s consolidated financial statements reflect Bear’s results of operations only from that date forward.
          Bear had approximately $0.5 million of net assets at closing consisting primarily of accounts receivable, inventory, fixed assets and accounts payable and accrued liabilities. We recorded the $4.2 million excess purchase price over the fair value of the net assets acquired as goodwill. The Company has not completed its final purchase price allocation, but will complete it within one year of the acquisition and it is not expected to have a material impact on the Company’s financial position or results of operations.
          The following table sets forth the unaudited pro forma results of operations of the Company for the year-to-date periods ended September 29, 2006 and September 30, 2005 as if the Company had acquired Hay Hall and Bear Linear as of January 1, 2005. The pro forma information contains the actual operating results of the Company, Bear Linear, and Hay Hall with the results prior to May 18, 2006 for Bear Linear, and February 10, 2006 for Hay Hall adjusted to include the pro forma impact of (i) the elimination of additional expense as a result of the fair value adjustment to inventory recorded in connection with the Acquisition; (ii) additional interest expense associated with debt issued on February 8, 2006; (iii) the elimination of intercompany sales between Hay Hall and the Company; (iv) additional expense as a result of estimated amortization of identifiable intangible assets; (v) and an adjustment to the tax provision for the tax effect of the above adjustments. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions occurred as of January 1, 2005 or that may be obtained in the future.

	Year-to-date	Year-to-date
	Ended	Ended
	September 29,	September 30,
(Pro Forma, Unaudited, in Thousands)	2006	2005

Total Revenues	$356,844	$326,362
Net income	$12,292	$2,505

6.	Cash and Cash Equivalents
          As of September 29, 2006 the Company had $1.0 million of unpresented checks in excess of the domestic cash on hand. Accordingly, this amount has been recorded as short term bank borrowings in the accompanying balance sheet.

ALTRA HOLDINGS, INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

7.	Inventories
          Inventories at September 29, 2006 and December 31, 2005 consisted of the following:

	September 29,	December 31,
	2006	2005

Raw materials	$28,432	$22,512
Work in process	19,038	13,876
Finished goods	35,819	25,109

	83,289	61,497
Less — Allowance for excess, slow-moving and obsolete inventory	(9,598)	(6,843)

	$73,691	$54,654

8.	Goodwill and Intangible Assets
          Goodwill and other intangibles as of September 29, 2006 and December 31, 2005 consisted of the following:

Goodwill	Cost

Balance December 31, 2005	$65,345
Additions related to Hay Hall acquisition	7,188
Additions related to Bear Linear acquisition	4,231
Impact of changes in foreign currency	1,272

Balance September 29, 2006	$78,036

	September 29, 2006		December 31, 2005

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Intangible assets not subject to amortization:
Tradenames and trademarks	$23,030	$—	$16,080	$—
Intangible assets subject to amortization:
Customer relationships	34,733	4,804	27,802	2,515
Product technology and patents	5,122	1,168	5,122	690
Impact of changes in foreign currency	552	—	(1,048)	—

Total intangible assets	$63,437	$5,972	$47,956	$3,205

          The Company recorded $2.8 million and $2.2 million of amortization expense year-to-date through the periods ended September 29, 2006 and September 30, 2005, respectively.
          Customer relationships and product technology and patents are amortized over their useful lives of 12 and 8 years, respectively. The weighted average estimated useful life of intangible assets subject to amortization is approximately 11 years.
          The estimated amortization expense for intangible assets is approximately $3.9 million in each of the next five years and $15.3 million thereafter.

ALTRA HOLDINGS, INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

9.	Warranty Costs
          Estimated expenses related to product warranties are accrued at the time products are sold to customers. Estimates are established using historical information as to the nature, frequency, and average costs of warranty claims. Changes in the carrying amount of accrued product warranty costs for the year-to-date periods ended September 29, 2006 and September 30, 2005 are as follows:

	September 29, 2006	September 30, 2005

Balance at beginning of period	$1,876	$1,528
Accrued warranty costs	1,365	979
Payments and adjustments	1,072	(957)

Balance at end of period	$2,169	$1,550

10.	Income Taxes
          The effective tax rates recorded for the year-to-date periods ended September 29, 2006 and September 30, 2005 were recorded based upon management’s best estimate of the effective tax rates for the entire respective years. The change in the effective tax rate from 50.7% for the first nine months of 2005 to 37.8% for the same period in 2006 is the result of the Hay Hall acquisition and a greater amount of interest expense disallowed for income tax benefit. In addition, there was a greater proportion of taxable income in jurisdictions possessing lower statutory tax rates. The 2006 tax rate differs from the statutory rate due to the impact of non-U.S. tax rates and permanent differences.

11.	Pension and Other Employee Benefits

Defined Benefit (Pension) and Postretirement Benefit Plans
          The Company’s wholly owned subsidiary, Altra Industrial Motion, Inc. (Altra Industrial), sponsors various defined benefit (pension) and postretirement (medical and life insurance coverage) plans for certain, primarily unionized, active employees (those in the employment of Altra Industrial at or hired since November 30, 2004). Additionally, Altra Industrial assumed all post-employment and post-retirement welfare benefit obligations with respect to active U.S. employees.
          The following table represents the components of the net periodic benefit cost associated with the respective plans for the quarter and year-to-date periods ended September 29, 2006 and September 30, 2005:

	Quarter Ended

	Pension Benefits		Other Benefits

	September 29, 2006	September 30, 2005	September 29, 2006	September 30, 2005

Service cost	$66	$132	$(40)	$34
Interest cost	334	307	(36)	50
Expected return on plan assets	(207)	(108)	—	—
Amortization of prior service cost	2	2	(458)	(302)
Amortization of net (gain) loss	—	—	(140)	(15)
Curtailment charge	—	—	(3,838)	—

Net periodic benefit cost	$195	$333	$(4,512)	$(233)

ALTRA HOLDINGS, INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

	Year-to-Date Ended

	Pension Benefits		Other Benefits

	September 29, 2006	September 30, 2005	September 29, 2006	September 30, 2005

Service cost	$369	$397	$128	$222
Interest cost	1,003	921	263	411
Expected return on plan assets	(622)	(324)	—	—
Amortization of prior service cost	5	5	(659)	(302)
Amortization of net (gain) loss	—	—	(105)	(15)
Curtailment charge	—	—	(3,838)	—

Net periodic benefit cost	$755	$999	$(4,211)	$316

          Altra Industrial revises its other post-retirement benefit estimates and assumptions annually in the third quarter and adjusts its year to date expense accordingly.
          In December 2003, Congress passed the “Medicare Prescription Drug Improvement and Modernization Act of 2003” (the Act) that reformed Medicare in such a way that Altra Industrial may have been eligible to receive subsidies for certain prescription drug benefits that are incurred on behalf of plan participants. There has been no impact on Altra Industrial’s plans as either prescription drug coverage is not offered past the age of 65 or we have not applied for any subsidy. Accordingly, the amounts recorded and disclosed in these financial statements do not reflect any amounts related to this Act.
          In May, 2006 Altra Industrial renegotiated its contract with the labor union at its South Beloit, IL manufacturing facility. As a result of the renegotiation, participants in Altra Industrial’s pension plan cease to accrue additional benefits starting July 3, 2006. Additionally, the other post retirement benefit plan has been terminated for all eligible participants who have not retired, or given notice to retire in 2006, by August 1, 2006. Altra Industrial recognized a non-cash gain associated with the curtailment of this plan in the third quarter of 2006 of $3.8 million.

11.	Financing Arrangements

Revolving Credit Agreement
          At November 30, 2004, Altra Industrial entered into an agreement for up to $30 million of revolving borrowings from a commercial bank (the Revolving Credit Agreement), subject to certain limitations resulting from the requirement of Altra Industrial to maintain certain levels of collateralized assets, as defined in the Revolving Credit Agreement. Altra Industrial may use up to $10 million of its availability under the Revolving Credit Agreement for standby letters of credit issued on its behalf, the issuance of which will reduce the amount of borrowings that would otherwise be available to Altra Industrial. Altra Industrial may re-borrow any amounts paid to reduce the amount of outstanding borrowings; however, all borrowings under the Revolving Credit Agreement must be repaid in full as of November 30, 2009.
          Substantially all of Altra Industrial’s assets have been pledged as collateral against outstanding borrowings under the Revolving Credit Agreement. The Revolving Credit Agreement requires Altra Industrial to maintain a minimum fixed charge coverage ratio (when availability under the line falls below $12.5 million) and imposes customary affirmative covenants and restrictions on Altra Industrial. The Company was in compliance with all requirements of the Revolving Credit Agreement at September 29, 2006.

ALTRA HOLDINGS, INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)
          There were no borrowings under the Revolving Credit Agreement at September 29, 2006 and December 31, 2005, however, as of both dates, the lender had issued $2.4 million of outstanding letters of credit on behalf of Altra Industrial.

9% Senior Secured Notes
          At November 30, 2004, Altra Industrial issued 9% Senior Secured Notes, with a face value of $165 million. Interest on the Senior Secured Notes is payable semiannually, in arrears, on June 1 and December 1 of each year, beginning June 1, 2005, at an annual rate of 9%. The effective interest rate on the Senior Secured Notes is approximately 10.0%, after consideration of the amortization of $6.6 million related to initial offer discounts (included in long-term debt) and $2.8 million of deferred financing costs (included in other assets). The Senior Secured Notes mature on December 1, 2011 unless previously redeemed by the Company.
          The Senior Secured Notes are guaranteed by Altra Industrial’s U.S. domestic subsidiaries and are secured by a second priority lien, subject to first priority liens securing the Revolving Credit Agreement, on substantially all of Altra Industrial’s assets. The Senior Secured Notes contain numerous terms, covenants and conditions, which impose substantial limitations on Altra Industrial. Altra Industrial was in compliance with all covenants of the Senior Secured Notes at September 29, 2006.

11.25% Senior Notes
          At February 8, 2006, Altra Industrial issued 11.25% Senior Notes, with a face value of £33 million. Interest on the Senior Notes is payable semiannually, in arrears, on August 15 and February 15 of each year, beginning August 15, 2006, at an annual rate of 11.25%. The effective interest rate on the Senior Notes is approximately 11.7%, after consideration of the $2.5 million of deferred financing costs (included in other assets). The Senior Notes mature on February 15, 2013 unless previously redeemed by the Company.
          The Senior Notes are guaranteed on a senior unsecured basis by Altra Industrial’s U.S. domestic subsidiaries. The Senior Notes contain numerous terms, covenants and conditions, which impose substantial limitations on Altra Industrial. Altra Industrial was in compliance with all covenants of the Senior Notes at September 29, 2006.
     Subordinated Notes
          At November 30, 2004, the Company executed an agreement with a stockholder to obtain $14.0 million of unsecured subordinated financing (the Subordinated Notes). The Subordinated Notes were issued at par value and mature on November 30, 2019. Interest accrues at an annual rate of 17% and is payable quarterly in full or payment-in-kind (PIK). For the periods presented, the Company has paid all interest in full. As of September 29, 2006 and December 31, 2005, there was $0.1 million and $0.6 million of accrued interest included in accruals and other liabilities in the accompanying balance sheet.
          The Subordinated notes become callable by the lender on December 1, 2011 or upon full payment of the 9% Senior Secured notes discussed below. The lender also has the right to demand payment at 101% upon change of control. The Company may elect to redeem the Subordinated notes at any time in whole or in part. Payments made prior to November 30, 2006 will incur a 6% prepayment penalty. This prepayment penalty decreases by 1% on every subsequent anniversary date. During 2006 the Company prepaid $12.5 million of the Subordinated Notes, incurring a prepayment penalty of approximately $0.8 million.

ALTRA HOLDINGS, INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)
          The Company incurred approximately $0.3 million in fees associated with the issuance of the Subordinated Notes that are capitalized as deferred financing costs included in other assets in the accompanying balance sheet. These costs will be amortized through November 2011 as a component of interest expense.
          The Subordinated Notes impose customary affirmative covenants and restrictions on the Company, including the delivery of timely financial information to the lender. The Company was in compliance with all covenant requirements as of September 29, 2006.

Mortgage
          In June, 2006, the Company’s German subsidiary entered into a mortgage on their building in Heidelberg, Germany, with a local bank. The mortgage has a principal of €2.0 million, an interest rate of 5.75% and is payable in monthly installments over 15 years.

Capital Leases
          The Company leases certain equipment under capital lease arrangements, whose obligations are included in both short-term and long-term debt. Capital lease obligations amounted to approximately $2.1 million and $0.3 million at September 29, 2006 and December 31, 2005, respectively. Assets under capital leases are included in property, plant and equipment with the related amortization recorded as depreciation expense.

12.	Convertible Preferred Stock
          The Company has authorized 40,000,000 shares of Series A Convertible Preferred Stock (the Preferred), 35,500,000 of which was outstanding as of September 29, 2006 and December 31, 2005, respectively. A Preferred holder is also the holder of the Company’s Subordinated Notes, discussed in Note 10. The Preferred Stock holders are entitled to the following rights:

Dividends
          The holders of the outstanding Preferred Stock are entitled to receive, when and if declared by the Board, non-cumulative cash dividends at an annual rate of $0.08 per share of the Preferred Stock. As of September 29, 2006 and December 31, 2005, no dividends have been declared.

Liquidation
          In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, as defined, the holder of each share of Preferred Stock is entitled to receive, prior to any distribution to common shareholders, the greater of an amount equal to (i) $1.00 per share, plus all unpaid declared dividends, or (ii) the amount per share they would have received if the Preferred shares had been converted to common stock prior to a liquidity event. Liquidation, as defined, would include the sale of the business or the sale of greater than 50% of the common stock of the Company.

ALTRA HOLDINGS, INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

Redemption
          The Preferred Stock is not redeemable at the option of the Company or the holders.

Conversion
          The shares of Preferred Stock can, at the election of the holders, at any time, be converted in whole or in part into common shares at a ratio of two-to-one subject to adjustments for future stock splits, mergers, consolidations, recapitalizations and or reorganizations.
          Each share of Preferred Stock is automatically converted at the then effective conversion rate immediately upon the consummation of an underwritten public offering, provided that aggregate net proceeds to the Company of such offering are not less than $50,000,000.

Voting
          The holders of Preferred Stock have the same voting rights as the Common stockholders. The two classes of stock shall vote together and not as separate classes. Each shareholder of Preferred Stock is entitled to one vote per each share of Common Stock into which the Preferred Stock could then be converted.

Protective Provision
          Holders of the Company’s Preferred Stock are entitled to anti-dilutive protections and protective class voting rights; including the right to veto sales or mergers of the Company, to prevent amendments to the Company’s certificate of incorporation and to prohibit future sales of Common and Preferred stock.

13.	Stockholders’ Equity

Amended and Restated Certificate of Incorporation
          At inception, the Company and its common and preferred stockholders entered into a Stockholders Agreement which defines the rights and limitations of its stockholders. The Stockholders Agreement was amended on January 6, 2005.
          The Amended and Restated Stockholders Agreement (the Stockholders Agreement) generally imposes restrictions on the transfer of Company stock and grants the Company and certain of its stockholders certain rights of first refusal and co-sale rights with respect to sales of shares by other stockholders. The Stockholders Agreement also grants to Genstar Capital, LP. (Genstar), one of the primary stockholders, the right to designate all directors of the Company and the right to require other parties to participate, on a pro-rata basis, in any sale of shares by Genstar.
          Regarding shares held by employees of the Company, the Stockholders Agreement grants, to the Company and Genstar, the right to purchase such shares, upon the employees’ termination from the Company, at fair market value, or in the case of termination for cause (as defined in the Stockholders Agreement), at the employees’ cost if lower than the fair market value.

Registration Rights Agreement
          At Inception, the Company and its common stockholders entered into a Registration Rights Agreement which defines the rights to register shares of the Company’s common stock (including shares of common stock issuable upon conversion of shares of the Company’s Series A Preferred Stock).
          The Amended and Restated Registration Rights Agreement (the Registration Agreement) generally grants, to Genstar, the right to require the Company to register its shares of common stock for

ALTRA HOLDINGS, INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)
public trading at any time after January 6, 2006. The Registration Agreement also grants other shareholders the right to participate in any registration of common stock required by Genstar. The Registration Agreement imposes restrictions on the sale of the Company shares for a period of 180 days following the effective date of a registration statement or the commencement of a public distribution of shares, provides for certain procedures and requirements for filing of a registration statement with the U.S. Securities and Exchange Commission and provides for certain indemnifications by the Company and its shareholders upon any such registration.

Restricted Common Stock
          The Company’s Board of Directors established the 2004 Equity Incentive Plan (the Plan) that provides for various forms of stock based compensation to independent directors, officers and senior-level employees of the Company. Simultaneous with the establishment of this plan, the Board of Directors authorized and issued 1.7 million shares of restricted common stock to certain independent directors and employees of the Company. The restricted shares issued pursuant to the plan will be service time vested ratably over each of the five years from the date of grant, provided, that the vesting of the restricted shares may accelerate upon the occurrence of certain liquidity events, if approved by the Board of Directors in connection with the transactions. Common stock awarded under the 2004 Equity Incentive Plan is generally subject to restrictions on transfer, repurchase rights, and other limitations and rights as set forth in the Stockholders Agreement and Registration Agreement.
          The Plan permits the Company to grant restricted stock to key employees and other persons who make significant contributions to the success of the Company. The restrictions and vesting schedule for restricted stock granted under the Plan are determined by the Compensation Committee of the Board of Directors. Compensation expense recorded during the nine months ended September 29, 2006 was $0.4 million. Compensation expense is recognized on a straight-line basis over the vesting period.
          The following table sets forth the activity of the Company’s restricted stock grants to date:

		Weighted-average
		grant date fair
	Shares	value

Restricted shares outstanding January 1, 2005	439,057	$0.20
Restricted shares granted	1,394,165	$0.20
Restricted shares forfeited	(175,722)	$0.20
Shares for which restrictions lapsed	(52,667)	$0.20

Restricted shares outstanding December 31, 2005	1,604,833	$0.20

Restricted shares granted	346,756	$14.38
Shares for which restrictions lapsed	(278,833)	$0.20

Restricted shares outstanding September 29, 2006	1,672,756	$3.14

          Total remaining unrecognized compensation cost is approximately $4.8 million as of September 29, 2006 and will be recognized over a weighted average remaining period of three years.
          The fair value of the Company’s common stock is determined by the Company’s Board of Directors (the Board) at the time of the restricted common stock grants. In the absence of a public trading market for the Company’s common stock, the Company’s Board considers objective and subjective factors in determining the fair value of the Company’s common stock and related options. Consistent with the guidance provided by the AICPA’s Technical Practice Aid on The Valuation of Privately-held-

ALTRA HOLDINGS, INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)
Company Equity Securities Issued as Compensation (the TPA), such considerations included, but were not limited to, the following factors:

•	Historical and expected future earnings performance

•	The liquidation preferences and dividend rights of the preferred stock

•	Milestones achieved by the company

•	Marketplace and major competition

•	Market barriers to entry

•	The Company’s workforce and related skills

•	Customer and vendor characteristics

•	Strategic relationships with suppliers

•	Risk factors and uncertainties facing the Company

Common stock split
          In December 2006, the Board of Directors of the Company approved a two-for-one reverse stock split of the Company’s common stock. All financial information presented reflects the impact of the reverse split.

14.	Related-Party Transactions

Kilian Acquisition
          The Company acquired Kilian through the exchange of preferred and common stock in the Company that was issued to certain preferred and common shareholders of Kilian, the majority of whom were represented by Genstar Capital Partners III, L.P., one of the primary stockholders in the Company.

Management Agreement
          At November 30, 2004, the Company entered into an advisory services agreement with Genstar Capital, L.P. (“Genstar”), whereby Genstar agreed to provide certain management, business strategy, consulting, financial advisory and acquisition related services to the Company. Pursuant to the agreement, the Company will pay to Genstar an annual consulting fee of $1.0 million (payable quarterly, in arrears at the end of each calendar quarter), reimbursement of out-of-pocket expenses incurred in connection with the advisory services and an advisory fee of 2.0% of the aggregate consideration relating to any acquisition or dispositions completed by the Company. The Company recorded $0.8 million in management fees, included in selling, general and administrative expenses for each of the year-to-date periods ended September 29, 2006 and September 30, 2005. Genstar also received a one-time transaction fee of $1.0 million, for advisory services it provided in connection with the Hay Hall acquisition and related financings discussed in Notes 5 and 11, and such amounts are reflected in selling, general and administrative expenses for the year-to-date period ended September 29, 2006. There were no amounts payable to Genstar at September 29, 2006 or September 30, 2005.

ALTRA HOLDINGS, INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)

Subordinated Notes
          The holder of the Subordinated Notes is also a Preferred Stock holder. For the nine months ended September 29, 2006, the Company expensed $1.5 million and disbursed $14.6 million in cash to the holder. For the nine months ended September 30, 2005, the Company expensed $1.8 million in related interest and disbursed $1.4 million in cash to the holder.

15.	Concentrations of Credit, Business Risks and Workforce
          Financial instruments, which are potentially subject to concentrations of credit risk, consist primarily of trade accounts receivable. The Company manages this risk by conducting credit evaluations of customers prior to delivery or commencement of services. When the Company enters into a sales contract, collateral is normally not required from the customer. Payments are typically due within thirty days of billing. An allowance for potential credit losses is maintained, and losses have historically been within management’s expectations.
          Credit related losses may occur in the event of non-performance by counterparties to financial instruments. Counterparties typically represent international or well established financial institutions.
          No one customer represented 10% or more of the Company’s sales for the year-to-date periods ended September 29, 2006 and September 30, 2005.
          Approximately 23.4% of the Company’s labor force (17.9% and 46.3% in the United States and Europe, respectively) is represented by collective bargaining agreements.

16.	Geographic Information
          The Company operates in a single business segment for the development, manufacturing and sales of mechanical power transmission products. The Company’s chief operating decision maker reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company. Net sales to third parties and property, plant and equipment by geographic region are as follows (in thousands):

	Net Sales		Property, Plant
			and Equipment
		Year-to-
	Year-to-Date	Date
	Ended	Ended
	September 29,	September 30,	September 29,	December 31,
	2006	2005	2006	2005

North America (primarily U.S.)	$250,225	$207,354	$49,805	$47,587
Europe	84,812	54,478	29,916	16,968
Asia and other	12,474	11,659	1,790	1,838

Total	$347,511	$273,491	$81,511	$66,393

          Net sales to third parties are attributed to the geographic regions based on the country in which the shipment originates. Amounts attributed to the geographic regions for long-lived assets are based on the location of the entity, which holds such assets.
          The net assets of our foreign subsidiaries at September 29, 2006 and December 31, 2005 were $49.7 million and $49.2 million, respectively.

ALTRA HOLDINGS, INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements — (Continued)
          The Company has not provided specific product line sales as our general purpose financial statements do not allow us to readily determine groups of similar product sales.

17.	Commitments and Contingencies

General Litigation
          The Company is involved in various pending legal proceedings arising out of the ordinary course of business. None of these legal proceedings is expected to have a material adverse effect on the financial condition of the Company. With respect to these proceedings, management believes that it will prevail, has adequate insurance coverage or has established appropriate reserves to cover potential liabilities. Any costs that management estimates may be paid related to these proceedings or claims are accrued when the liability is considered probable and the amount can be reasonably estimated. There can be no assurance, however, as to the ultimate outcome of any of these matters, and if all or substantially all of these legal proceedings were to be determined adversely to the Company, there could be a material adverse effect on the financial condition of the Company.
          Colfax maintained reserves for various legal and environmental matters and has agreed to indemnify the Company for certain pre-existing matters up to agreed upon limits.

Hay Hall Holdings Limited
Independent Auditors’ Report
To the Shareholders of Hay Hall Holdings Limited
Hay Hall Holdings Limited
Group Headquarters
Hay Hall Works
134 Redfern Road
Tyseley
Birmingham
B11 2BE
          We have audited the accompanying consolidated balance sheet of Hay Hall Holdings Limited as of December 31, 2005 and the related consolidated profit and loss account and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
          We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hay Hall Holdings Limited at December 31, 2005, and the results of its consolidated profit and loss account and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United Kingdom, which differ in certain respects from those followed in the United States, as described in Note 28 to the financial statements.
/s/ BDO Stoy Hayward LLP
Chartered Accountants
Birmingham, United Kingdom
8 June 2006

Consolidated Profit and Loss Account
For the year ended 31 December 2005

		Year Ended
		31 December
	Notes	2005

		£’000
Turnover	2	39,262
Operating costs less other income	3	(37,924)

Operating profit	4	1,338
Interest receivable		56
Interest payable	5	(1,286)
Other financial income		107

Profit on ordinary activities before taxation		215
Tax on profit on ordinary activities	8	(292)

		(77)
Minority interests		—

(Loss) profit for the financial period		(77)

All the group’s turnover and operating profit were derived from continuing activities.
The accompanying notes are an integral part of this profit and loss account.

Consolidated Statement of Total Recognised Gains and Losses
For the year ended 31 December 2005

Year Ended
31 December
2005

£’000
(Loss) profit for the financial period	(77)
Profit (loss) on foreign currency translation	118
Actuarial (losses) gains on retirement benefit scheme	(2,148)

Total recognised gains and losses relating to the period	(2,107)

Consolidated Balance Sheet
31 December 2005

	Notes	2005

		£’000
Fixed assets
Goodwill	9	2,593
Tangible assets	10	6,131
Investments	11	19

		8,743
Current assets
Stocks	12	8,659
Debtors	13	7,537
Cash at bank and in hand		2,207

		18,403
Creditors: Amounts falling due within one year	14	(13,673)

Net current assets		4,730

Total assets less current liabilities		13,473

Financed by:
Creditors: Amounts falling due after more than one year Obligations under finance leases and hire purchase contracts	15	513
Borrowings	16	9,185
Pension obligations	25	3,573

		13,271

Capital and reserves
Called-up share capital	18	2,130
Profit and loss account	19	(1,928)

Shareholders’ funds	20	202

Minority interests	21	—

		13,473

The accounts were approved by the board of directors on 8, June 2006 and signed on its behalf by:
D Wall
The accompanying notes are an integral part of this consolidated balance sheet.

Company Balance Sheet
31 December 2005

	Notes	2005

		£’000
Fixed assets
Investments	11	2,280

Creditors: Amounts falling due after more than one year	14	(150)

Total assets less current liabilities		2,130

Financed by:
Capital and reserves
Called-up share capital	18	2,130
Profit and loss account	19	—

Shareholders’ funds	20	2,130

The accounts were approved by the board of directors on 8 June 2006 and signed on its behalf by:
D Wall
The accompanying notes are an integral part of this balance sheet.

Cash Flow Statement
For the period ended 31 December 2005

		Year Ended
		31 December
	Notes	2005

		£’000
Net cash inflow from operating activities	22	2,789
Returns on investments and servicing of finance
Interest received		56
Interest paid — HP and finance lease		(26)
Interest paid — other interest		(1,129)

Net cash outflow for returns on investments and servicing of finance		(1,099)

Taxation
Tax paid		(186)

Net cash outflow for taxation		(186)

Capital expenditure
Purchase of tangible fixed assets		(680)
Sale of tangible fixed assets		8

Net cash outflow for capital expenditure		(672)

Acquisition and disposals
Purchase of subsidiary undertaking		(288)
Net cash acquired with subsidiary undertakings		42
Purchase of investments		(5)

Net cash outflow for acquisition and disposals		(251)

Cash outflow before financing		581

Financing
Capital element of finance lease rental payments		(178)
New loans		238
Repayment of loans		(1,007)

Net cash (outflow) inflow from financing		(947)

Decrease in cash in the period	23	(366)

The accompanying notes are an integral part of this consolidated cash flow statement

Notes to Accounts

1	Accounting policies
          The principal accounting policies are set out below. They have all been applied consistently throughout the period.

a) Basis of accounting
          The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards. The Group has adopted the full accounting requirements of FRS17 — Retirement Benefits in the 2005 accounts and comparative figures for 2004 have been restated accordingly. The change in accounting policy had the effect of increasing group profits after tax for the year by £75,000, and decreasing group shareholders’ funds by £2,069,000.

b) Accounting period
          The financial statements cover the period for the year ended 31 December 2005.

c) Basis of consolidation
          The Group accounts consolidate the accounts of Hay Hall Holdings Limited and its material subsidiary undertakings drawn up to 31 December. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passed. Acquisitions are accounted for under the acquisition method.
          As permitted by Section 230 of the Companies Act 1985, no profit and loss account is presented in respect of Hay Hall Holdings Limited. The retained profit for the financial period of the parent company was £Nil.

d) Goodwill
          Goodwill arising on acquisitions is capitalised and written off on a straight line basis over its useful economic life which is a maximum of twenty years. Provision is made for any impairment.

e) Tangible fixed assets
          Tangible fixed assets are shown at cost, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets other than freehold land, at rates calculated to write off the cost, less estimated residual value, of fixed assets on a straight-line basis over their expected useful lives, as follows:

Freehold buildings	2% to 3 1/3% per annum
Improvements to short leasehold premises	Over term of lease
Plant and machinery and equipment	4% to 33 1/3% per annum
          Residual value is calculated on prices prevailing at the date of acquisition or revaluation.
          Where depreciation charges are increased following a revaluation, an amount equal to the increase is transferred annually from the revaluation reserve to the profit and loss account as a movement on reserves. On the disposal or recognition of a provision for impairment of a revalued fixed asset, any related balance remaining in the revaluation reserve is also transferred to the profit and loss account as a movement on reserves.

Notes to Accounts — (Continued)

f) Investments
          Fixed asset investments are shown at cost less provision for impairment.

g) Stocks
          Stocks are stated at the lower of cost and net realisable value. Cost includes materials, direct labour and an attributable proportion of manufacturing overheads based on normal levels of activity. Net realisable value is based on estimated selling price, less further costs expected to be incurred to completion and disposal. Provision is made for obsolete, slow-moving or defective items where appropriate.

h) Taxation
          Corporation tax payable is provided on taxable profits at the current rate. Payment is made in certain cases by group companies for group relief surrendered to them.
          Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the company’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.
          A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.
          Deferred tax is not recognised when fixed assets are revalued unless by the balance sheet date there is a binding agreement to see the revalued assets and the gain or loss expected to arise on sale has been recognised in the financial statements. Neither is deferred tax recognised when fixed assets are sold and it is more likely than not that the taxable gain will be rolled over, being charged to tax only if and when the replacements assets are sold.
          Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary or associates.
          Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

i) Foreign currency
          Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged, at the forward contract rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date or, if appropriate, at the forward contract rate. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.
          The results of overseas operations are translated at the average rates of exchange during the period and their balance sheets at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and on foreign currency borrowings, to the extent that they hedge the group’s investment in such operations, are dealt with through reserves. All other exchange differences are included in the profit and loss account.

Notes to Accounts — (Continued)

j) Leases
          Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.
          Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

k) Turnover
          Turnover represents amounts receivable for goods and services provided in the normal course of business, net of trade discounts, VAT and other sales related taxes.

l) Pension costs
          Contributions to the group’s defined contribution pension scheme are charged to the profit and loss account in the year in which they become payable.
          The difference between the fair value of the assets held in the group’s defined benefit pension scheme and the scheme’s liabilities measures on an actuarial basis using the projected unit method are recognised in the group’s balance sheet as a pension asset or liability as appropriate. The carrying value of any resulting pension scheme asset is restricted to the extent that the group is able to recover the surplus either through reduced contributions in the future or through refunds from the scheme. The pension scheme balance is recognised net of any related deferred tax balance.
          Charges in the defined benefit scheme asset or liability arising from factors other than cash contribution by the group are charged to the profit and loss account or the statement of total recognised gains and losses in accordance with FRS17 ‘Retirement benefits’.

m) Finance costs
          Finance costs of debt and non-equity shares are recognised in the profit and loss account over the term of such instruments at a constant rate on the carrying amount. Where the finance costs for non-equity shares are not equal to the dividends on these instruments, the difference is also accounted for in the profit and loss account as an appropriation of profits.

n) Debt
Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting year and reduced by payments made in the year.

Notes to Accounts — (Continued)

2	Turnover
          Turnover relates to the Group’s principal activities as described in the directors’ report. An analysis of turnover by geographical destination for the year ended 31 December 2005 is as follows:

2005

£’000
UK	12,348
Rest of Europe	8,471
Americas	14,086
Rest of the World	4,357

39,262

          Turnover by origin is as follows:

2005

£’000
UK	30,050
Rest of Europe	700
USA	7,192
Africa	1,320

39,262

3	Operating costs less other income

2005
Continuing
Operations

£’000
Change in stocks of finished goods and work in progress	607
Other operating income	54
Raw materials and consumables	(14,438)
Other external charges	(7,317)
Staff costs	(15,631)
Depreciation and Amortisation	(1,200)

(37,924)

4	Operating profit
          Operating profit is stated after charging:

2005

£’000
Depreciation of tangible fixed assets	1,075
Amortisation of goodwill	125
Auditors’ remuneration for audit services	71
Operating lease rentals — plant and machinery	113
— other	473

Notes to Accounts — (Continued)
          Amounts payable to BDO Stoy Hayward LLP in respect of non-audit services were £23,000. Auditors’ remuneration for audit services charged to the company profit and loss account of Hay Hall Holdings Limited was £Nil.

5	Interest payable and similar charges

2005

£’000
Bank loans and overdrafts	1,079
Finance leases and hire purchase contracts	26
Amortisation of loan issue costs	181

1,286

6	Staff costs
          The average monthly number of employees (including executive directors) was as follows:

2005
Number

Works employees	349
Staff	199

548

          Their aggregate remuneration comprised:

2005

£’000
Wages and salaries	13,969
Redundancy costs	55
Social security costs	1,328
Other pension costs	279

15,631

7	Directors’ remuneration
          The directors did not receive any remuneration from the company during the period.

8	Tax on profit on ordinary activities
          The tax charge (credit) comprises:

2005

£’000
Current tax
UK corporation tax at 30%	5
Overseas tax	215

220
Deferred tax (see note 17)
Origination and reversal of timing differences	72

Total tax on profit on ordinary activities	292

Notes to Accounts — (Continued)
          The difference between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

2005

£’000
Profit on ordinary activities before tax	215

Tax on profit on ordinary activities at standard UK corporation tax rate of 30%	65
Effects of:
Expenses not deductible for tax purposes	6
Depreciation in excess of capital allowances	125
Other timing differences	24

Current tax charges for period	220

9	Goodwill

Group	£’000

Cost
Beginning of year (as previously reported)	745
Prior year adjustment	1,604

Beginning of year (as restated)	2,349
Goodwill on acquisition in the year (note 11)	399

End of year	2,748

Amortisation
Beginning of year (as previously reported)	(10)
Prior year adjustment	(20)

Beginning of year (as restated)	(30)
Charge for the year	(125)

End of year	(155)

Net book value
End of year	2,593

Beginning of year (as restated)	2,319

Notes to Accounts — (Continued)

10	Tangible fixed assets

	Freehold	Short	Plant,
	Land and	Leasehold	Machinery &
Group	Buildings	Buildings	Equipment	Total

	£’000	£’000	£’000	£’000
Cost or valuation
Beginning of year	1,579	218	10,331	12,128
Acquisitions	—	—	13	13
Additions	—	—	672	672
Disposal	—	(132)	(395)	(527)
Exchange adjustment	—	2	173	175

End of year	1,579	88	10,794	12,461

Depreciation
Beginning of year	212	114	5,405	5,731
Acquisitions			4	4
Charge for the year	30	34	1,003	1,067
Disposal		(132)	(391)	(523)
Exchange adjustment			51	51

End of year	242	16	6,072	6,330

Net book value
Beginning of year	1,367	104	4,926	6,397

End of year	1,337	72	4,722	6,131

          The net book value of tangible fixed assets includes an amount of £629,000 in respect of assets held under finance leases and hire purchase contracts. The related depreciation charge on these assets for the year was £78,000.
          Freehold land and buildings include land of £400,000 which has not been depreciated.

Company
          The company does not have any tangible fixed assets.

11	Fixed asset investments

	2005

	Group	Company
	2005	2005

	£’000	£’000
Subsidiary undertaking	—	2,280
Investments	19	—

	19	2,280

Notes to Accounts — (Continued)

Investment in subsidiary undertaking
          The company has an investment in the following subsidiary undertaking:

	Country of
	Registration	Holding	%

The Hay Hall Group Limited	England	Ordinary	85
		Preference	82
		B Preference	84
		C Preference	100
The subsidiary undertaking has investments in the following companies:
Trading companies
Matrix International Limited	England	Ordinary	100
Inertia Dynamics Inc	USA	Ordinary	100
Matrix International GmbH	Germany	Ordinary	100
Bibby Transmissions Limited	England	Ordinary	100
Huco Engineering Industries Limited	England	Ordinary	100
Twiflex Limited	England	Ordinary	100
Bibby Turboflex (SA) (Pty) Limited	South Africa	Ordinary	100
Scandicom AB	Sweden	Ordinary	100
Saftek Limited	England	Ordinary	100
Holding companies
Bibby Group Limited	England	Ordinary	100
Huco Power Transmissions Limited	England	Ordinary	100
MEL Holding Inc	USA	Ordinary	100
Non trading companies
Turboflex Limited	England	Ordinary	100
Matrix Engineering Limited	England	Ordinary	100
Hay Hall Leicester Limited	England	Ordinary	100
Stainless Steel Tubes Limited	England	Ordinary	100
Hay Hall Tyseley Limited	England	Ordinary	100
T&A Nash (Penn) Limited	England	Ordinary	100
Motion Developments Limited	England	Ordinary	100
Hay Hall Trustees Limited	England	Ordinary	100
Turboflex (South Africa) (Pty) Limited	South Africa	Ordinary	100
Torsiflex Limited	England	Ordinary	100
Dynatork Air Motors Limited	England	Ordinary	100
Dynatork Limited	England	Ordinary	100
          The principal activity of all the above operating companies was the design and manufacture of industrial power transmission components.
          The group has an investment in the following associated undertaking.

	Country of
	Registration	Holding	%

Rathi Turboflex Pty Limited	India	Ordinary	50

Notes to Accounts — (Continued)
          The investment in the associated undertaking is not material therefore it has not been included in the consolidated results of the group.

Acquisition of subsidiary undertaking
          On 1 August 2005 the company acquired 100% of the issued share capitals of Dynatork Air Motors Limited and Dynatork Limited. The following table sets out the identifiable assets and liabilities acquired and their book and fair value:

Book and Fair
Value

£’000
Tangible fixed assets	13
Stocks	25
Debtors	56
Creditors	(6)
Taxation	(41)
Cash acquired	42

89
Goodwill (note 9)	399

488

Satisfied by:
Cash	288
Deferred consideration	200

488

          Dynatork Air Motors Limited earned a profit after taxation of £48,000 in the year ended 31 March 2005. The summarised profit and loss account for the period from 1 April 2005 to 31 July 2005, shown on the basis of the accounting policies of Dynatork Air Motors Limited prior to the acquisition, are as follows:

Profit and Loss Account

£’000
Turnover	144
Cost of sales	(43)

Operating profit	101
Finance charges (net)	—

Profit on ordinary activities before taxation	101
tax on profit on ordinary activities	(20)

Profit for the financial period	81

Notes to Accounts — (Continued)
          On 30 September 2004 the company acquired the majority of the issued share capital of The Hay Hall Group Limited, a company based in Birmingham. The following table sets out the identifiable assets and liabilities acquired and their book and fair value:

		Book and
		Fair Value

		£’000
		(As restated)
Investments		10
Tangible fixed assets		6,563
Stocks		7,309
Debtors		8,728
Creditors		(7,074)
Overdrafts acquired		(5,206)
Loans		(8,280)
Obligations under finance leases and hire purchase contracts		(515)
Pension obligations		(1,604)

		(69)
Goodwill (note 9) (as previously reported)	745
Prior year adjustment	1,604	2,349

		2,280

Satisfied by:
Cash		150
Issue of shares		2,130

		2,280

          The calculation of goodwill above has been restated following the adoption of FRS17 — Retirement Benefits. This has resulted in the inclusion of the book value of Pension obligations in the amount of £1,604,000 as set out in note 25.

12	Stocks

2005

£’000
Group
Raw materials and consumables	1,668
Work in progress	1,848
Finished goods and goods for resale	5,143

8,659

          There is no material difference between the balance sheet value of stocks and their replacement cost.

Notes to Accounts — (Continued)

Company
          The company held no stocks at either year end.

13	Debtors

	2005

	Group	Company

	£’000	£’000
Amounts falling due within one year:
Trade debtors	6,792	—
VAT	262	—
Taxation recoverable	11	—
Deferred tax debtor	83	—
Prepayments and accrued income	389	—

	7,537	—

14	Creditors: Amounts falling due within one year

	2005

	Group	Company

	£’000	£’000
Bank loans and overdrafts (secured)	5,668	—
Trade creditors	4,531	—
Amounts due to group undertakings		150
Corporate tax payable	353	—
Other taxation and social security	437	—
Obligations under finance leases and hire purchase contracts	233	—
Accruals	2,451	—

	13,673	150

          The bank loans and overdrafts are secured by fixed and floating charges over the assets of the subsidiary undertakings.

15	Creditors: Amounts falling due after more than one year

	2005

	Group	Company

	£’000	£’000
Obligations under finance leases and hire purchase contracts	331	—
Deferred consideration	182	—
Amounts due to subsidiary undertaking	—	150

	513	150

Notes to Accounts — (Continued)

Finance leases

2005

£’000
Amounts payable:
— Within one year	233
— between one and two years	163
— between two and five years	168

564

Deferred consideration
          Deferred consideration of £200,000 is due in respect of the acquisition during the year of Dynatork Air Motors Limited, of which £182,000 is due after more than 1 year. The rate of payment of the deferred consideration is dependent upon the value of sales made of the company’s product range subsequent to the acquisition and is payable bi-annually commencing on 31 January 2006.

16	Creditors: Amounts falling due after more than one year

	2005

	Group	Company

	£’000	£’000
Senior loans	9,185	—

          The senior loans were at variable rate and were repayable in varying installments. The loans were secured on the assets of the principal subsidiary and its subsidiary undertakings.

Analysis of borrowings
          Loans were repayable by installments and not wholly within five years. Amounts due at 31 December were payable as follows:

2005

Group

£’000
Amounts payable:
— within one year	1,200
— between one and two years	1,200
— between two and five years	7,985

10,385
Loan issue costs not amortised	—

10,385

          In accordance with Financial Reporting Standard 4, the carrying value of the loans is shown net of issue costs of which £181,000 has been charged to the profit and loss account in the year.
          On 10 February 2006 all of the loans were repaid in full following the acquisition of the company by the Warner Electric (U.K.) Group.

Notes to Accounts — (Continued)

17	Provisions for liabilities and charges

	2005

	Group	Company

	£’000	£’000
Deferred tax
At beginning of period	131	—
On acquisitions	—
Charged to the profit and loss account	(72)	—
Differences on exchange	(12)	—
Offset against pension obligations	32
Transferred to debtors	(83)	—

At end of period	—	—

The deferred tax provision comprises:
Accelerated capital allowances	(8)	—
Other timing differences	91	—

	83	—

          The group also has losses of £761,000, giving a deferred tax asset of £228,000 which is unprovided. This deferred tax asset has not been recognised on the basis that it is unlikely to be utilised in the foreseeable future.

18	Called-up share capital

2005

£’000
Authorised
2,600,000 ordinary shares of £1 each	2,600

Allotted, called-up and fully-paid
2,130,370 ordinary shares of £1 each	2,130

19	Reserves

Profit and
Loss Account

£’000
Group
Beginning of year (as restated)	179
Retained loss for the period	(77)
Profit on foreign currency translation	118
Actuarial losses on pension scheme	(2,148)

End of year	(1,928)

Company
Beginning and end of period	—

Notes to Accounts — (Continued)

20	Reconciliation of movements in shareholders’ funds

	2005

	Group	Company

	£’000	£’000
(Loss) Profit for the financial period	(77)	—
Issue of share capital	—	—
Profit (Loss) on foreign currency translation	118	—
Actuarial losses on pension scheme	(2,148)	—

Net (reduction in) addition to shareholders’ funds	(2,107)	—
Opening shareholders’ funds	2,309	2,130

Closing shareholders’ funds	202	2,130

21	Minority interests

2005

£’000
At 1 January 2005 (as restated)	—
Profit on ordinary activities after taxation for the year	—

At 31 December 2005	—

          On 10 February 2006 the Company acquired the remaining shares in The Hay Hall Group Limited that it did not previously own with the result that The Hay Hall Group Limited became a 100% owned subsidiary at that date.

22	Reconciliation of operating profit to operating cash flows

2005

£’000
Operating profit	1,338
Depreciation and amortisation charges	1,200
(Increase) in stocks	(841)
Decrease in debtors	392
Decrease in creditors	700

Net cash inflow from operating activities	2,789

23	Analysis and reconciliation of net debt

	At Start			Exchange	At End
	of Year	Cash Flow	Acquisition	Adjustment	of Year

	£’000	£’000	£’000	£’000	£’000
Cash in hand, at bank	1,958	207	42	—	2,207
Overdrafts	(3,853)	(615)	—	—	(4,468)

	(1,895)	(408)	42		(2,261)

Debt due after one year	(9,583)	645	—	(247)	(9,185)
Debt due within one year	(1,200)	—	—	—	(1,200)

Net debt	(12,678)	237	42	(247)	(12,646)

Notes to Accounts — (Continued)

2005

£’000
Decrease in cash in the year	(366)
Cash inflow (outflow) from (decrease) increase in debt	398

Change in net debt resulting from cash flows in the year	32
Net debt at start of year	(12,678)

Net debt at end of year	(12,646)

24	Guarantees and other financial commitments

a) Capital commitments
          At the end of the period, capital commitments were:

2005

£’000
Group
Contracted but not provided for	—

Company
          The company had no capital commitments at the period end.

b) Operating lease commitments
          Annual commitments under non-cancellable operating leases are as follows:

	Land and	Plant and
	Buildings	Machinery
	2005	2005

	£’000	£’000
Group
Expiry date
— within one year	5	51
— between one and two years	168	65
— between two and five years	281	52

	454	168

Company
          The Company did not have any commitments at the period end.

c) Other commitments
          Other commitments extant at the year end were as follows:

2005

£’000
Group
Trade guarantees	79
HM Customs and Excise	36

Notes to Accounts — (Continued)
Company
          Cross guarantees between the Group companies are in place to guarantee the Group’s borrowings.

25	Pension arrangements

Composition of the Scheme
The Hay Hall Group Limited, the Company’s principal subsidiary, operates a defined benefit scheme in the UK. A full actuarial valuation was carried out at 05 April 2003 and updated to 31 December 2005 by a qualified actuary. The major assumptions used by the actuary were:

At 31 December 2005

Rate of increase in pensions in payment (where increases are not fixed)	2.65%
Discount rate	5.00%
Inflation assumption	2.75%
          The scheme also holds assets and liabilities in respect of defined contribution benefits. As at 31 December 2005, the liabilities and matching assets have a value of £1,935,900 and are excluded from the following figures.
          Contributions to defined contribution schemes in the year were £279,000.
          The assets in the scheme and expected rates of return were:

	Long Term Rate
	of Return
	Expected at	Market Value at
	31 December	31 December
	2005	2005

		£000
Equities	8.00%	11,366
Bonds	4.70%	15,656
Cash	4.10%	155

Total market value of assets		27,177
Present value of scheme liabilities		32,281
(Deficit) surplus in the Scheme		(5,104)
Related deferred tax asset (liability)		1,531
Net pension liability		(3,573)

31 December 2005

£000
Analysis of the amount charged in operating profit
Current service cost	—
Past service cost	—
Curtailment (gain)/loss	—

Total Operating Charge	—

Analysis of the amount credited to other finance income
Expected return on pension scheme assets	1,571
Interest on pensions scheme liabilities	(1,464)

Net return	107

Notes to Accounts — (Continued)

31 December 2005

£000
Analysis of amount recognised in statement of total recognised gains and losses (STRGL)
Actual return less expected return on scheme assets	1,777
Experience gains and losses arising on the scheme liabilities	(334)
Changes in assumptions underlying the present value of the scheme liabilities	(4,511)

Actuarial (loss) gain recognised in STRGL	(3,068)

Movement in (deficit) during the period
Deficit in scheme at beginning of the period	(2,143)
Movement in the period:
Current service cost	—
Contributions	—
Past service cost	—
Curtailments gain/(loss)	—
Other finance income	107
Actuarial loss	(3,068)

(5,104)

History of experience gains and losses
Actuarial less expected return	1,777
7%
Experience gain on the liabilities	(334)
(1)%
Total amount recognised in the STRGL	(3,068)
(10)%

26	Subsequent Events
          On 10 February 2006 the Company and the majority of its trading subsidiaries were acquired by Warner Electric (U.K.) Group Limited, a company incorporated in England, which is a subsidiary of Altra Industrial Motion, Inc., a company incorporated in the U.S.

27	Related Party Disclosures
          On 10 February 2006 the company was acquired by Warner Electric (U.K.) Group Limited, a company incorporated in England. With effect from this date the company’s ultimate parent company is Altra Industrial Motion, Inc., a company incorporated in the U.S.

28	Summary of differences between accounting principles in the United Kingdom and the United State of America
          The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United Kingdom (“UK GAAP”) which differs in certain respects from accounting principles in the United States of America (“US GAAP”).

Notes to Accounts — (Continued)
          The following are the adjustments to net income and shareholders’ funds determined in accordance with UK GAAP, necessary to reconcile to net income and shareholders’ funds determined in accordance with US GAAP.

	Notes	2005

		£’000
Net (loss) income in accordance with UK GAAP		(77)
Goodwill	a	125
Tangible assets	b	7

Net (loss) income in accordance with US GAAP		55

Shareholders’ funds in accordance with UK GAAP		202
Goodwill	a	155
Tangible assets	b	(268)

Shareholders’ funds in accordance with US GAAP		89

(a)	Goodwill Amortization
Under UK GAAP, goodwill is recorded at its actual cost in sterling, or at the original foreign currency amount translated at the exchange rate applying on the acquisition date. Goodwill is then held in the currency of the acquiring entity at historic cost and amortized at a rate calculated to write off its value on a straight-line basis over its estimated useful life, which is currently considered to be twenty years. Furthermore, goodwill is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.
Under US GAAP, goodwill is not amortized but rather tested at least annually for impairment. Furthermore, goodwill is denominated in the functional currency of the acquired entity. Consequently, the goodwill is retranslated at each period end at the closing rate of exchange.

(b)	Tangible Assets
Under UK GAAP, certain assets may be revalued, while under US GAAP, they are shown as historical cost.

1.	Balance sheet and profit and loss account presentation

General
The format of a balance sheet prepared in accordance with UK GAAP differs in certain respects from US GAAP. UK GAAP requires assets to be presented in ascending order of liquidity whereas US GAAP assets are presented in descending order of liquidity. In addition, current assets under UK GAAP include amounts that fall due after more than one year, whereas under US GAAP, such assets are classified as non-current assets.

2.	Consolidated statement of cashflow
The consolidated statement of cash flow prepared under UK GAAP presents substantially the same information as that required under US GAAP. Cash flow under UK GAAP represents increases or decreases in “cash”, which comprises cash in hand, deposits repayable on demand and bank overdrafts. Under US GAAP, cash flow represents increases or decreases in “cash and Cash equivalents”, which includes short-term, highly liquid investments with original maturities of less than three months, and excludes bank overdrafts.

Notes to Accounts — (Continued)
Under UK GAAP, cash flows are presented separately for operating activities, equity dividends, returns on investment and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, management of liquid resources and financing activities. Under US GAAP, only three categories of cash flow activity are presented, being cash flows relating to operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance, with the exception of servicing of members’ finance, are included as operating.
The following statements summarize the statements of cash flows as if they had been presented in accordance with US GAAP, and include the adjustments that reconcile cash and cash equivalents under US GAAP to cash and short term deposits under UK GAAP.

2005

£’000
Net cash provided by operating activities	1,504
Net cash used by investing activities	(923)
Net cash provided by financing activities	(947)

Net decrease in cash and cash equivalents	(366)
Cash and cash equivalents under US GAAP at beginning of the period	(1,895)
Cash and cash equivalents under US GAAP at end of the period	(2,261)

Cash and cash equivalents under UK GAAP at end of the period	(2,261)

          Through and including January 8, 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
10,000,000 Shares
Altra Holdings, Inc.
Common Stock

PROSPECTUS

Merrill Lynch & Co.
Jefferies & Company
Robert W. Baird & Co.
Wachovia Securities
December 14, 2006